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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

#

Rimfire Minerals Corporation

SUMMARY REPORT

ON THE

RDN PROJECT

Located in the Eskay Creek Area

Liard Mining Division

NTS 104B/15E, 104G/2E

 57o 00 North Latitude

130o 39' West Longitude

-prepared for-

RIMFIRE MINERALS CORPORATION

Suite 700, 700 West Pender Street

Vancouver, B.C., Canada

V6C 1G8

-prepared by-

Henry J. Awmack, P.Eng.

EQUITY ENGINEERING LTD.

Suite 700, 700 West Pender Street

Vancouver, B.C., Canada

V6C 1G8

July 30, 2003

#

SUMMARY

The RDN property consists of 285 claim units covering approximately 7,100 hectares of mountainous terrain in northwestern British Columbia, 120 kilometres northwest of Stewart.  Access to the property is by helicopter from the Bob Quinn airstrip, which lies 25 kilometres to the east on the Stewart-Cassiar Highway.  Rimfire Minerals Corporation owns 100% interest in the claims, subject to a 1.34% NSR.

From 1989 to 1992, Noranda and others carried out extensive geochemical and geophysical surveys over the current RDN claims, focused on narrow gold-rich veins.  Noranda drilled 30 holes totalling 3,633 metres; their intersections included 1.95 metres @ 101 g/tonne Au, 0.85 metres @ 138 g/t Au, and 0.45 metres @ 360 g/t Au.  Rimfire Minerals acquired the RDN property in 1997 and carried out further groundwork from 1997 to 1999, culminating in a 574-metre, nine-hole diamond drilling program in 1999.  The property was subsequently optioned to Newmont Exploration of Canada Limited who carried out further geophysical surveying and diamond drilling before terminating their option in 2001.  Homestake Canada Inc. opted to earn a 75% interest in the property and conducted a program of diamond drilling and geological mapping and prospecting in 2002.

The RDN property is largely underlain by Jurassic Hazelton Group stratigraphy similar in age, lithology and alteration to that hosting the Eskay Creek gold- and silver-rich volcanogenic massive sulphide (VMS) deposit 40 kilometres to the south.  Like Eskay Creek, subvolcanic feldspar porphyries intrude an intermediate to felsic package which is overlain by, and interbedded with, rhyolite, fine-grained marine clastics and mafic volcanics.  The feldspar porphyries and their extrusive equivalents are extensively altered, pyritized and host numerous precious metal-rich quartz-sulphide veins.  A shallow marine magmatic/hydrothermal system has been demonstrated at the Marcasite Gossan, producing clastic massive pyrite-marcasite at nearly the same stratigraphic position as the Eskay Creek orebodies.

Diamond drilling has shown that stratigraphy in the Marcasite Gossan area is conformable and upright, with postulated open folding about a northerly-trending axis through the Lower Marcasite Gossan.  A narrow fossiliferous limestone bed with rhodochrosite and elevated As, Hg and Sb correlates with the calcareous sediments immediately overlying the Lower Marcasite Gossan which may have been the source of several clastic sulphide boulders.  About 70 metres of clastic sediments, including graphitic argillite with semi-massive pyrite beds, lies between the Upper Marcasite Gossan and the “hanging wall” pillow basalt.  An altered felsite sill, chemically identical to the Eskay Rhyolite, intrudes these clastics, which are at a stratigraphic position equivalent to the Eskay Creek stratiform orebodies.

Drilling of UTEM conductors in the Wedge Zone has identified sericite-silica altered felsic fragmental volcanic rocks in contact with black shale and featuring disseminated sulphide and sulphosalt mineralization, including narrow lenses of massive sulphide mineralization with high precious metal values.  Interpretations of the drill results suggest that the mineralized Wedge Zone is very likely a footwall alteration zone developed during active volcanism.  A mineralized subvolcanic intrusive, or volcanic dome, was identified stratigraphically beneath and perhaps driving the Wedge Zone hydrothermal system. Stratigraphically-controlled mineralization intersected immediately above the dome indicates that there are likely multiple horizons in the dacite sequence that have good exploration potential.  Two distinct volcanic cycles have been identified from drilling in the Wedge Zone, one of which has only been tested by one drill hole.  There remain extensive gaps of 600, 200 and 500 metres in the drill coverage in the Wedge Zone, gaps too large for even a “standard” VMS target, let alone an Eskay Creek-sized target.

Rimfire and Homestake have drilled the Jungle Anomaly, a 100 x 450 metre Au+As±Ag±Pb soil geochemical anomaly about 2.6 kilometres northeast of the Marcasite Gossan, but drilling conditions have prevented this zone from being effectively tested.  Elevated Au in these holes (including 1.1 metres grading 5.19 g/t Au) may be related to an underlying or lateral VHMS system.  Rhyodacite in surface cobbles at the Jungle Anomaly and in a thin sill in hole RDN99-07 are chemically distinct from all other lithologies sampled on the RDN property.  Pyritic chert float, possibly representing a silica-pyrite exhalite, is present in the southwestern, undrilled portion of the Jungle Anomaly.  The coincidence of rhyodacite, possible silica-pyrite exhalite and Au soil geochemistry support the potential for Eskay-style VHMS mineralization in this area, although structurally-controlled mineralization cannot be discounted.

Ongoing research into modern sea-floor hydrothermal vents indicates the importance of water depth in metal deposition for shallow-water, Eskay Creek-style VHMS systems. The Lower Marcasite Gossan may have formed at a very shallow water depth, well above the boiling level, producing marcasite with elevated As and Hg, but low base and precious metals.  The Eskay Creek orebodies may have formed at slightly deeper water depths, where hot springs boiled on the sea floor, depositing bonanza Au and Ag grades along with base metals.  More than ten kilometres of Eskay-equivalent stratigraphic contact have been identified on the RDN property and it is probable that other seafloor vents formed along this contact at greater water depths than the Marcasite Gossan, depositing precious metal-rich massive sulphides.

SUMMARY REPORT ON THE RDN PROPERTY

TABLE OF CONTENTS

    Page

SUMMARY

i

1.0

INTRODUCTION AND TERMS OF REFERENCE

1

2.0

DISCLAIMER

1

3.0

PROPERTY DESCRIPTION AND LOCATION

1

4.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
            INFRASTRUCTURE, AND PHYSIOGRAPHY

5

5.0

HISTORY

5

6.0

GEOLOGICAL SETTING

8

6.1   Regional Geology

8

6.2   Property Geology

11

6.3   Whole Rock Geochemistry

22

7.0

DEPOSIT TYPES

23

8.0

MINERALIZATION

24

8.1

Carcass Creek Area

25

8.2

Marcasite Gossan

28

8.3

South Downpour Area

28

8.4

Contact/Cole Creek Area

29

9.0

EXPLORATION

29

10.0

DIAMOND DRILLING

37

10.1

Eskay Creek Targets

38

10.2

Quartz-Sulphide Vein Targets

46

11.0

SAMPLING METHOD AND APPROACH

49

12.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

51

13.0

DATA VERIFICATION

53

14.0

INTERPRETATION AND CONCLUSIONS

53

15.0

RECOMMENDATIONS

56

15.1

Program

56

15.2

Budget

57

APPENDICES

Appendix A

References

Appendix B

Quality Control / Quality Assurance

Appendix C

Engineer’s Certificate

TABLE OF CONTENTS (Continued)

LIST OF TABLES

Page

Table 3.1

Claim Data....

3

Table 5.1

RDN Exploration History.

6

Table 5.2

Significant 1990-91 Drill Intersections...

7

Table 6.1

Hazelton Group Stratigraphic Units

10

Table 6.2

RDN Lithologic Units..

13

Table 8.1

Property-wide Comparison of Vein Geochemistry

25

Table 8.2

Wedge Zone - Waterfall Zone Mineralization.

26

Table 8.3

Wedge Zone - Pear Zone Mineralization.

26

Table 8.4

Wedge Zone - Mick Zone Mineralization.

26

Table 8.5

Other Wedge Zone Veins...

27

Table 8.6

Other Carcass Creek Mineralization.

27

Table 8.7

Upper Marcasite Gossan Vein.

28

Table 8.8

South Downpour Mineralization...

29

Table 8.9

Contact/Cole Creek Mineralization...

29

Table 9.1

Rimfire RDN Exploration Programs.

30

Table 10.1

Diamond Drill Survey Data ...

37

Table 10.2

Eskay Creek-style Target Significant Intersections ...

39

Table 10.3

Quartz-Sulphide Vein Target Significant Intersections ...

46

Table 12.1

Geochemical Sampling and Analytical Techniques...

52

LIST OF FIGURES

Page

Figure 1

Location Map.

2

Figure 2

Claim Map

4

Figure 3

Regional Geology....

9

Figure 4

Property Compilation...

12

Figure 5

Drill Section 9400 N RDN01-10, -11, -12, -17, -20 Wedge Zone....

43

Figure 6

Drill Section RDN99-02, -03 Main/Club Zone.

47

1.0

INTRODUCTION AND TERMS OF REFERENCE

Equity Engineering Ltd. was contracted by Pathfinder Resources Ltd. from 1994 to 1996, Rimfire Minerals Corporation from 1997 to 1999, and Newmont Exploration of Canada Limited in 2000 to conduct mineral exploration programs on the RDN property and report upon their results (Awmack, 1995a and 1995b; Awmack, 1996; Awmack, 1997; Awmack and Baknes, 1998; Awmack, 1999, and Awmack, 2000).  Given his fieldwork on the property from 1994 to 2000, the author was requested by Rimfire Minerals Corporation (Rimfire) to examine the data on the property and provide a technical report for filing in accordance with continuous disclosure guidelines and National Instrument 43-101.  The literature used in compiling this report consisted of assessment reports filed with the British Columbia Ministry of Energy and Mines as well as published reports.

The RDN 1-4 mineral claims were staked in October 1987 over a prominent gossan in the Iskut River area of northwestern British Columbia (Figure 1).  This was prior to the discovery of the gold-rich Eskay Creek volcanogenic massive sulphide (VMS) deposit forty kilometres to the south-southeast.  Noranda Exploration Company carried out work on the RDN claims and their adjoining GOZ claims from 1989 to 1991, focusing on gold-rich quartz-sulphide veins.  Pathfinder Resources Ltd. and Rimfire Minerals Corporation expanded the RDN claim package and carried out fieldwork from 1994 to 1999, directed at the property’s potential for hosting Eskay-style mineralization.  Newmont Exploration of Canada Limited optioned the RDN property in early 2000 and carried out additional exploration of the “Eskay-equivalent” stratigraphic contact, culminating in diamond drilling in 2001.  Newmont elected to terminate their option in 2001, and the property was subsequently optioned to Homestake Canada Inc.  Homestake staked additional claims and conducted fieldwork and diamond drilling in 2002.

The author has visited most of the mineralized occurrences and is familiar with the property.  Based upon his first-hand knowledge of the property and previous exploration, the author has prepared recommendations for further exploration of the RDN property.

At the time of writing, fieldwork has commenced on the 2003 exploration program and is ongoing, but no results are yet available.  This report summarizes data and interpretations as of June 15, 2003, prior to the start of the current exploration program.

2.0

DISCLAIMER

This report is based upon fieldwork directed by the author, publicly-available assessment reports, as well as certain private reports prepared for, and provided by Homestake Canada Inc.  Information regarding exploration programs prior to 1994 was derived from assessment reports and private company reports, rather than first-hand experience.  There is no reason to believe that any of this information is incorrect and portions were validated by the author in the field.

The author has made no attempt to verify the legal status and ownership of the RDN property, nor is he qualified to do so.  The following information regarding property title and ownership was supplied by Rimfire Minerals Corporation and Homestake Canada Inc. and the author saw no evidence to suggest that it is not correct.

3.0

PROPERTY DESCRIPTION AND LOCATION

The RDN mineral claims lie in the Coast Range Mountains, approximately 120 kilometres northwest of Stewart, British Columbia and 120 kilometres east of Wrangell, Alaska (Figure 1).  The property lies within the Liard Mining Division on map sheets 104B/15E and 104G/2E, centred at 57o 00' north latitude and 130o 39' west longitude.

The RDN property (Figure 2) consists of nineteen mineral claims totalling 285 units in the Liard Mining Division of British Columbia, as summarized in Table 3.1.  Records of the British Columbia Ministry of Energy and Mines indicate that the RDN 1-18 claims and the MOR 2 claim are owned by Homestake Canada Inc.  Separate documents indicate that Rimfire owns the RDN 1-18 claims subject to a 1.34% net smelter return royalty due to Neil DeBock and Rockie Saliken.  Rimfire may purchase one-half of this net smelter royalty for $666,666.

Table 3.1

Claim Data

Claim Name	Mineral Tenure No.	No. of Units	Record Date	Expiry Date
MOR 2	394044	12	June 5, 2002	June 5, 2005
RDN 1	222843	10	Nov. 9, 1987	Dec. 31, 2012
RDN 2	222844	10	Nov. 9, 1987	Dec. 31, 2012
RDN 3	222845	10	Nov. 9, 1987	Dec. 31, 2012
RDN 4	222846	10	Nov. 9, 1987	Dec. 31, 2012
RDN 5	325559	12	May 24, 1994	Dec. 31, 2012
RDN 6	325560	15	May 24, 1994	Dec. 31, 2012
RDN 7	334660	20	March 21, 1995	Dec. 31, 2012
RDN 8	334661	20	March 21, 1995	Dec. 31, 2012
RDN 9	334662	8	March 22, 1995	Dec. 31, 2012
RDN 10	334663	20	March 22, 1995	Dec. 31, 2012
RDN 11	366269	20	October 8, 1998	Dec. 31, 2012
RDN 12	366270	16	October 8, 1998	Dec. 31, 2012
RDN 13	359823	12	October 6, 1997	Dec. 31, 2012
RDN 14	359824	20	October 9, 1997	Dec. 31, 2012
RDN 15	359825	15	October 9, 1997	Dec. 31, 2012
RDN 16	359826	20	October 9, 1997	Dec. 31, 2012
RDN 17	359827	15	October 9, 1997	Dec. 31, 2012
RDN 18	359828	20	October 8, 1997	Dec. 31, 2012
		285

In April 2002, Rimfire entered into an agreement with Homestake Canada Inc. (“Homestake”) whereby Homestake can earn a 75% interest in the RDN 1-18 and MOR 2 claims by incurring exploration expenditures of at least $1,500,000 on or before December 31, 2005.  As per the agreement, Homestake made cash payments of $50,000 in 2002 and must also make additional cash payments of $25,000 on or before December 31, 2003 and of each year thereafter until Homestake has earned the 75% interest.  After Homestake has earned the 75% interest, but prior to a positive decision to mine, it will continue to incur exploration expenditures of at least $500,000 per year or make payments to Rimfire of $50,000 per year.  Rimfire will not be obligated to contribute to exploration expenditures prior to a positive decision to mine.

The RDN 1-4 and 11-12 legal corner posts were located in the field by the author; the remaining RDN legal corner posts were located by Equity Engineering Ltd. field personnel.  The RDN claims pre-date all adjoining claims except for the Forgold 1 claim (overlapped by RDN 13).  The positions of the Forgold 1 and RDN 1-4 legal corner posts were surveyed in 1991 by McGladrey Surveys Ltd. (Savell and Grill, 1991), along with the collar for drill hole RG91-16, which lies 2 metres north of the Forgold 1 boundary.  The RDN 10 claim is reduced slightly by its overlap with the lapsed GOZ 1 claim, whose LCP was located in the field by the author.

All of these mineral claims are governed by the Mineral Tenure Act and the Mines Act (British Columbia) and are subject to a required assessment work or cash in lieu of $100 in each of the first 3 years and $200 in the fourth and subsequent years after their location dates.  In order to carry out the work proposed in this report, a Notice of Work must be filed with, and approved by the B.C. Ministry of Energy and Mines.

Two British Columbia Provincial Government Orders-in-Council, 1589(1972) and 440 (1983) have stated that ground below 580 metres above sea level may be subject to flooding for hydro-electrical development, and although mineral exploration and development may be carried out below this level, compensation will not be payable in the event of flooding.  In the event that a commercially exploitable mineral deposit is discovered in those areas subject to the Orders-in-Council, a subsequent decision by the Government of British Columbia to flood the area for water resource or hydro-electric generating purposes will not entitle the title holders to the mineral deposit to any form of compensation.  The lands in question lie along More Creek and its tributaries, which affect portions of the RDN 10 and RDN 14-18 mineral claims.  To date, no significant mineralized areas have been identified in areas subject to the Orders-in-Council.

4.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND

PHYSIOGRAPHY

Access to the RDN property is by helicopter from Bob Quinn airstrip, 25 kilometres to the east, which lies on the Stewart-Cassiar highway.  Bob Quinn airstrip is suitable for fixed-wing aircraft of any size.  The Eskay Creek access road passes within fifteen kilometres to the southeast of the RDN property.

The RDN 1-18 claims cover several tributaries of the Iskut River, principally More and Downpour Creeks, which enter the Iskut a few kilometres west of Bob Quinn.  Topography is rugged, typical of mountainous and glaciated terrain, with elevations ranging from 490 metres on More Creek and 930 metres on Downpour Creek to over 2000 metres on unnamed peaks on the RDN 4 and 12 claims.  Alluvium, till and outwash fill the bottom of the Downpour and More valleys.  In particular, outcrop is sparse in the broad moraine-covered bowl at the headwaters of Downpour Creek, limited to creek and gully exposures.

Much of the property lies above treeline, covered by open alpine vegetation.  Tag alder and alpine fir are common below treeline, which averages 1400 metres in elevation.  Most of the RDN 9-10 and 14-18 claims along More Creek are covered by mature spruce and hemlock, with open patches of tag alder and devil’s club.  Both summer and winter temperatures are moderate although annual rainfall may exceed 200 centimetres and several metres of snow commonly fall at higher elevations.  The property can be worked from the middle of June until mid-September.

5.0

HISTORY

The RDN 1-4 claims were staked in November 1987 to cover a small but intense gossan (the “Marcasite Gossan”) on which no work had previously been reported.  At the time, the Iskut River district was undergoing exploration for gold-bearing quartz-sulphide veins similar to those which were later developed into the Skyline and Snip mines.  The following September, Neil DeBock carried out three days of prospecting on the RDN claims.  Two rock samples from the Marcasite Gossan exceeded 50 g/t Ag, with the best assaying 207.6 g/t Ag (DeBock, 1989).  All exploration work carried out on the area covered by the RDN property is summarized in table 5.1.

Table 5.1

RDN Exploration History

Years	Company	Current Claims	Geochemistry	Geophysics	Drilling, Trenching
1988	Neil DeBock	RDN 1-4	10 silts, 27 rocks
1989-90	Noranda	RDN 1-8, 11-13	32 heavy minerals,91 silts, 1384 soils, 464 rocks	Airborne: magnetics/EM Ground: 20 line-km magnetics, 14.9 line-km VLF-EM, 14.9 line-km HLEM	15 DDH: 1546 m (5072’)
1991	Noranda	RDN 1-8, 11-13	15 silts, 275 soils, 200 rocks	Ground: magnetics, IP, HLEM	15 DDH: 2087 m (6847’)
1990	Skeena	RDN 14-17	56 silts, 169 soils, 34 rocks
1990	Adrian	RDN 9-10	14 silts, 3 soils, 37 rocks
1990	Noranda/Skeena	RDN 9-10	2 heavy minerals, 20 silts, 404 soils, 35 rocks	Ground: 13.1 line-km magnetics, 4.5 line-km EM
1991	Noranda/Skeena	RDN 9-10	12 silts, 59 soils, 27 rocks	Ground: IP
1991-92	Adrian/Noranda/ Skeena	RDN 9-10	279 soils, 22 basal tills, 109 rocks	Ground: 11 line-km VLF-EM	Blast-trenching
1994	Pathfinder	RDN 1-6	6 silts, 3 soils, 67 rocks, 24 whole rocks
1995	Pathfinder	RDN 1-8	574 soils, 8 rocks
1996	Pathfinder	RDN 1-10	2 silts, 448 soils, 110 rocks, 44 whole rocks	Ground: 28 line-km magnetics, 28 line-km VLF-EM
Total Work to 1996			34 heavy minerals, 226 silts, 3598 soils, 1118 rocks, 68 whole rocks	Airborne: magnetics/EM Ground: magnetics, VLF-EM, horizontal loop EM, IP	30 DDH: 3,633 m (11,916’), limited blast trenching

Noranda Exploration Company staked their GOZ claims immediately north of the RDN property in October 1989, optioned the RDN 1-4 claims and did limited sampling on them.  Gold and silver values were generally low in rock and talus fine samples, but rock samples from the Marcasite and South Gossans contained anomalous arsenic and antimony, with up to 1196 ppm Sb and 831 ppm As.  A heavy mineral concentrate from Downpour Creek returned 2410 ppb Au and a silt sample taken upstream from one of its tributaries contained 164 ppb Au (Savell, 1990a).

In 1990, Noranda and High Frontier Resources Ltd. carried out a joint exploration program over the RDN and GOZ claims (Savell, 1990b).  They laid out sixty kilometres of grid over the gossanous felsic volcanics, with a baseline oriented at 010o and crosslines every 100 metres, and carried out ground geophysics to detail airborne anomalies (Savell, 1991).  Prospecting resulted in the discovery of several gold-bearing quartz-sulphide veins within dacitic tuffs on the GOZ claims, accompanied by a large Au+Ag+As+Pb+Zn+Cu soil geochemical anomaly.  Fifteen BGM core holes were drilled on the GOZ claims, with the best intersection grading 11.7 g/tonne Au across 4.4 metres of brecciated quartz-sulphide vein (Savell, 1990b).

In 1991, Noranda and High Frontier continued exploration on the RDN and GOZ properties (Savell and Grill, 1991).  A new grid was established in the Gossan Creek/Carcass Creek area, almost entirely within the felsic tuffs and their subvolcanic porphyries.  Its baseline was oriented at 155o, with five crosslines at 065o spaced 200 metres apart.  All lines were surveyed with HLEM and two were surveyed with induced polarization (IP) techniques.  At the southern end of the GOZ/RDN claims, they laid out east-west lines at 200 metre intervals from a north-south baseline on the Boundary Zone and collected soil samples at 25-metre intervals (Savell, 1992).  Fifteen more BTW holes were drilled in 1991; significant results from the 1990 and 1991 drill campaigns are summarized in Table 5.2.  Of the 30 holes drilled by Noranda in 1990 and 1991, all but four were targeted at quartz-sulphide veins or silicified zones in the intermediate to felsic volcanics and their subvolcanic porphyries.  Results from the other holes, designed to test the property’s potential for Eskay Creek-style mineralization, were all inconclusive.  Two of these holes, RG91-26 and -27, were drilled within sediments and diorite on the RDN 2 claim, but failed to reach the felsic/sediment contact.  The other two, RG90-12 and -13, were targeted at anomalous Au-As soil geochemistry (the “Jungle Anomaly”), but were abandoned in overburden.

Table 5.2

Significant 1990-1991 Drill Intersections

Drill	Zone	From	To	Length	Au	Ag	Cu	Pb	Zn
Hole		(m)	(m)	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)
RG90-3	Wedge	103.60	104.20	0.60	1,370	4.8	3,945	76	742
RG90-6	Wedge	18.60	19.30	0.70	11,300	9.3	2,444	1,350	17,219
RG90-7	Wedge	56.70	61.10	4.40	11,656	16.4	5,706	6,518	16,971
		64.30	64.55	0.25	38,500	42.3	19,877	3,880	14,439
RG90-11	Gossan Ck.	26.05	26.45	0.40	18,190	8.4	6,086	52	51
		51.00	51.40	0.40	11,570	9.7	14,280	12	54
RG90-15	Wedge	26.10	26.40	0.30	17,890	10.6	4,772	521	2,907
		39.70	78.40	38.70	642	2.1	1,597	373	2,074
RG91-16	Boundary	55.50	55.95	0.45	359.7 g/t	n/a	0.22%	n/a	n/a
		56.20	56.70	0.50	3.77 g/t	13.4 g/t	2.31%	0.04%	0.67%
RG91-20	Wedge	142.20	143.00	0.80	4.42 g/t	3.1 g/t	0.20%	0.02%	3.26%
RG91-21	Wedge	82.30	84.25	1.95	2.47 g/t	1.0 g/t	0.02%	0.03%	0.18%
		105.20	106.25	1.05	2.09 g/t	4.8 g/t	0.15%	0.06%	1.55%
		140.75	141.60	0.85	137.8 g/t	22.3 g/t	0.87%	0.10%	0.31%
		158.80	160.75	1.95	101.0 g/t	62.4 g/t	2.70%	0.48%	1.88%
		169.05	170.05	1.00	1.99 g/t	7.5 g/t	0.36%	0.03%	0.09%
RG91-22	Wedge	86.50	88.50	2.00	8.22 g/t	20.7 g/t	0.45%	0.75%	2.29%
RG91-24	Wedge	28.50	30.10	1.60	1.13 g/t	3.4 g/t	0.06%	0.36%	2.24%
RG91-29	Boundary	8.70	9.20	0.50	1,320	15.7	8,031	339	1,793

Following the 1991 program, Noranda terminated their option on the RDN claims and allowed their GOZ claims to lapse.  As the GOZ claims came open, they were gradually re-staked as the RDN 5-8 and 11-13 claims in May 1994, March 1995, October 1997 and October 1998.  All of Noranda’s drilling and grid work lie on the current RDN property.

In September 1989, Skeena Resources Ltd. staked a large claim package (the Arctic claims) on the north fork of More Creek to cover an area thought to be underlain by Hazelton Group stratigraphy similar to that hosting the Eskay Creek deposit.  In 1990, Skeena carried out reconnaissance silt sampling and mapping/prospecting traverses, identifying felsite and orbicular rhyolite with local flow banding over several kilometres along both sides of More Creek (Bobyn, 1990).  Their Downstream Showing, consisting of “narrow chalcedonic quartz veins…[which]…host massive pyrite stringers up to 5 cm in width” within pyritic felsite/rhyolite, returned grab samples with up to 75,000 ppb Hg, 580 ppm Sb and 4860 ppm As (Bobyn, 1991).  Skeena’s claims were allowed to lapse and the RDN 14-18 claims were staked in October 1997 to cover the Downstream Showing and the rhyolitic package along More Creek.

In March 1990, Adrian Resources Ltd. and Skeena each staked claims between Noranda’s GOZ and Skeena’s Arctic claim groups, and contested ownership.  Exploration work was done by each group that summer.  Adrian carried out reconnaissance mapping and limited sampling (Dunn, 1990).  Noranda optioned Skeena's More claims, cut a north-south baseline with east-west cross-lines every 200 metres and carried out soil sampling and ground geophysics over their grid (Savell and Wong, 1991). The following year, Noranda carried out two test lines of IP and did minor sampling, but no results are available.

In 1991, Adrian optioned the More claims from Skeena and Noranda and carried out grid-based geological mapping and added infill soil lines at 100 metre spacings to Noranda's grid.  The soil geochemistry showed a 200 x 700 metre, northerly-trending, Pb+Zn+Au+As+Ag+Cu anomaly with peak values of 460 ppb Au, 620 ppm Pb, 1200 ppm Zn and 352 ppm Cu, in an area underlain by dacitic volcanics.  Two mineralized zones were reported from within silicified and carbonate-altered dacitic volcanics.  The Main Zone had grab samples grading up to 4.6 g/t Au and 10.6% Zn.  The Gem Zone, located 1,000 metres to the south in a separate soil geochemical anomaly, returned values up to 2.2 g/t Au (Campbell et al, 1991).  Blast trenching was apparently carried out by Adrian the following year, but was never recorded and no results are available.  The More claims lapsed on March 21, 1995 and were restaked the following day as the RDN 9 and 10 claims.

Pathfinder Resources Ltd. optioned the RDN property in 1994 and carried out reconnaissance exploration on the RDN 1-6 claims for Eskay Creek-style stratiform Au-Ag-Pb-Zn mineralization, focusing on six kilometres of felsic/sediment contact.  Six thin sections from subvolcanic porphyry intrusives and variably altered dacitic/trachytic lapilli tuff revealed intense potassic alteration.  No massive sulphide mineralization was discovered, but altered dacite beneath the Marcasite Gossan felsic/sediment contact assayed up to 141 g/t Ag.  Similar float four kilometres to the north assayed 11.6 g/t Au with anomalous Ag, Pb, Zn, Cu, As, Sb, Hg and Bi (Awmack, 1995a).

In 1995, Pathfinder performed a grid-based soil geochemical survey over the RDN 1-8 claims, designed to cover known or suspected portions of the felsic/sediment contact.   Soil samples were taken at 25 metre intervals from short crosslines run 100 metres apart from a cut north-south baseline (the “Downpour Grid”).  Results were spotty, with several isolated anomalous soil samples (Awmack, 1995b).

The following year, Pathfinder carried out 48 man-days of geological mapping, prospecting, soil sampling and geophysical surveying over the RDN 1-10 claims.  Soil sampling on the Downpour Grid confirmed a Au+As geochemical anomaly (the “Jungle Anomaly”) north of the mouth of Gossan Creek.  A magnetic/VLF-EM survey was run over the southern half of the Downpour Grid, showing a VLF conductor along the felsic/mafic contact above the Marcasite Gossan.  On the RDN 9-10 claims, two infill soil lines run west from the 1990 Noranda baseline corroborated the reported soil geochemical anomaly.  Previously blasted exposures of the Main Zone breccia vein were chip sampled, assaying 3.1 g/t Au, 0.49% Pb and 1.13% Zn across a true width estimated at 8.3 metres (Awmack, 1996).

The RDN property was acquired by Rimfire Minerals Corporation in July 1997 and Rimfire contracted Equity Engineering Ltd. to carry out exploration programs from 1997 to 1999 under the direction of the author and as described in section 9.0.  Subsequent exploration by joint venture partners from 2000 to 2002 are also described in section 9.0.

6.0

GEOLOGICAL SETTING

6.1

Regional Geology

The area around the RDN claims is underlain by mid-Paleozoic and Mesozoic island arc successions which are overlapped to the east by clastic sediments of the Bowser Basin (Figure 3).  Regional mapping has been carried out at a scale of 1:50,000 by Logan et al (1990a,b; 1992a,b; 1997) of the BCGS and by Read et al (1989) of the GSC.

The Paleozoic Stikine Assemblage in the vicinity of the RDN claims comprises variably foliated mafic to intermediate volcanics, chert and fine clastic sediments.  These have been intruded by the Late Devonian to Early Mississippian More Creek and Forrest Kerr composite batholiths, with phases ranging from granite to diorite.  The Paleozoic rocks lie entirely on the western side of the Forrest Kerr Fault, with Mesozoic rocks exposed to the east.

The Stikine Assemblage is unconformably overlain by island arc volcanics and sediments of the Upper Triassic Stuhini Group.  At the base of the Stuhini Group is a thick package of fine-grained volcaniclastics and sediments, dominated by volcanic wackes, arenites and interbedded siltstone and argillite.  These units interfinger with overlying massive green tuff.

The Early to Middle Jurassic Hazelton Group unconformably overlies the Stuhini Group, comprising five regional units (MacDonald et al, 1996); these are summarized below in Table 6.1.  For clarity, Table 6.1 includes correlations to rock units used at Eskay Creek (Section 6.2 below), by Logan et al and for RDN property-scale mapping (Figure 4).

Table 6.1

Hazelton Group Stratigraphic Units

McDonald et al (1996)			Logan
Unit	Lithology	Eskay Creek	et al (1997)	RDN
Upper Sequence
Bimodal volcanic rocks	Dacite tuffs and flows, rhyolite flows, basalt pillowed to massive flows, breccias and hyaloclastite, interstratified mudstone and tuffaceous mudstone	Hanging Wall Basalt, Contact Mudstone, Eskay Rhyolite,	Jw, Jwcg mJHsl, mJHb	mJBA, mJSE, lJRY3? mJRY1,2
Lower Sequence
Sedimentary unit	Turbiditic siltstone to sandstone, heterolithic cobble conglomerate, bioclastic calcareous siltstone, lesser tuffaceous sandstone		lJHsl	mJSE7
Dacite to rhyolite flows and tuffs	Dacite domes and flows, volcaniclastic sandstone to conglomerate, dacite breccias, rhyolitic welded tuffs	Footwall Volcanics	lJHv, lJHr	lJDT, lJDM, lJPO, lJRY1, lJRY2
Andesitic to dacitic volcanic rocks	Hornblende-plagioclase flows and volcanic breccias, volcaniclastic sandstone and conglomerate, lapilli to block tuff	Lower Footwall Unit	lJHv	lJSA
Basal coarse clastic unit	Locally fossiliferous calcareous sandstone, trough cross-stratified granitoid clast conglomerate, rare welded dacite lapilli tuff	Lower Footwall Unit		lJSA2, lJSA

The basal coarse clastic unit, which contains Upper Hettangian to Lower Sinemurian ammonites, is a few tens or hundreds of metres thick, overlying the Stuhini Group along a disconformity or angular unconformity.  It is conformably overlain by the sequence of andesitic to dacitic volcanics, which includes the previously defined Betty Creek Formation (Anderson, 1993).  It is characterized by extensive variations in thickness and facies; Macdonald et al (1996) report a U-Pb date of 193 Ma for one of its flows.  The intermediate volcanic and volcaniclastic strata are locally overlain by regionally discontinuous felsic calc-alkaline volcanic flows and tuffs with U-Pb dates from 186.5 to 194 Ma.  The overlying sedimentary unit is distinguished from the basal unit by the absence of the granitoid-clast conglomerate and by clasts derived from the underlying intermediate volcanic packages.  Fossils within the sedimentary unit range from Upper Pliensbachian to Upper Aalenian.

The Upper Sequence of the Hazelton Group is dominantly a bimodal tholeiitic volcanic assemblage with lesser tuffaceous, calcareous and argillaceous rocks, thought to represent intra-arc rifting (Roth et al, 1999).  At Eskay Creek, this unit consists of felsic volcanics overlain by a basaltic volcanic-sedimentary package, but regionally these stratigraphic relations are more complex and locally reversed. Fossils constrain this unit between Late Aalenian and Early Bajocian; U-Pb dates on rhyolites indicate a range of 181-172 Ma.

Middle to Upper Jurassic Bowser Lake Group marine and terrestrial mudstones, sandstones and conglomerates conformably overlie the Hazelton Group.  These basinal clastics lack volcanic components and contain clasts of rock types from adjacent terranes, indicating a change in the local and regional tectonic setting (Roth et al, 1999).

Read et al (1989) mapped several small feldspar+quartz porphyry plugs and dykes near the Forrest Kerr Fault.  Souther (1972) had previously assigned these plugs a Late Cretaceous to Early Tertiary age, but Read noted cobbles of this unit in basal conglomerates of the Middle to Upper Jurassic Bowser Lake Group.  He postulated the felsic plugs and dykes to be subvolcanic feeders to the Early to Middle Jurassic Hazelton Group dacitic/trachytic volcanics.  Diorite sills and dykes are associated with the upper Hazelton Group basalt extrusives and are thought to be subvolcanic equivalents.

The first phase of structural deformation in the area is marked by widespread phyllite and foliated greenstone in Lower Permian and older rocks (Read et al, 1989).  A second, post-Jurassic, phase of folding produced northerly-trending upright folds.  Bowser Lake Group rocks are affected by a third phase of deformation, with folding about northwesterly trending axial planes.  Fault trends are complex, with a northerly trending set and an anastomosing east-northeast set.  The subvertical Forrest Kerr Fault, which passes through the RDN claims, is a major northerly-trending fault which can be traced for more than 40 kilometres.  Read et al (1989) estimate a left-lateral horizontal displacement of 2.5 kilometres and a minimum vertical displacement of 2 kilometres (east side down).  On the northern end of the RDN property, the Forrest Kerr Fault is flanked a few hundred metres to the east by up to three parallel, regional-scale faults.  Britton et al (1990) suggest that to the south, the Forrest Kerr Fault steps eastward and continues south for another 20 kilometres as the Harrymel Creek Fault. This fault, which truncates Hazelton Group stratigraphy immediately west of the Eskay Creek deposit, is "a zone of recent faulting that may represent a long-lived crustal break" (Britton et al, 1990).  This "crustal break" may have localized Jurassic felsic volcanic centres such as Eskay Creek and RDN (Figure 3).

6.2

Property Geology

The property-scale map (Figure 4) was compiled from larger scale maps and previous mapping by Savell and Grill (1991), Campbell et al (1991), Savell and Wong (1991), Awmack and Baknes (1998), Awmack (1995a, 1996, 1997, 1999, 2000) and Gale (2002).  The following property-scale geological description draws heavily upon Awmack (1995a, 1996, 1997, 1999, 2000), Awmack and Baknes (1998), and Gale et al (2003).

The RDN property extends for more than twenty kilometres along the east side of the Forrest Kerr Fault, a northerly-trending, steeply-dipping normal fault of regional extent.  South of More Creek, the western flank of the Forrest Kerr Fault is underlain by variably foliated and metamorphosed sedimentary and volcanic rocks of the Paleozoic Stikine Assemblage (DMSV).  These are intruded by a foliated hornblende quartz diorite of the Late Devonian Forrest Kerr Pluton.  North of More Creek, the western edge of the property is underlain by unfoliated, equigranular granite of the Early Mississippian More Creek Pluton (MGR).

To the east, the Forrest Kerr Fault is paralleled by up to three regional-scale faults, each separated by a few hundred metres.  Mesozoic rocks of the Stuhini and Hazelton Groups lie east of the Forrest Kerr Fault.  The Upper Triassic Stuhini Group rocks consist of mafic volcanics (uTBS) and sediments derived from them (uTSE).

The Hazelton Group has been divided into three stratigraphic packages on the RDN property:

*

a lower package of andesitic volcanics and epiclastics (lJSA);

*

dacitic to trachytic volcanics (lJDT) and associated porphyries (lJPO), their maroon, possibly subaerial, equivalents (lJDM) and rhyolitic volcanics (lJRY);

*

an upper package of clastic sediments (mJSE) and mafic volcanics (mJBA), with minor dacitic and rhyolitic volcanics (lJDT and mJRY).  Diorite sills and dykes (mJDI) are abundant within this package and essentially absent in the lower stratigraphy.

Two sets of intrusives are believed to be feeders to the dacitic/trachytic (lJDT) and mafic volcanics (mJBA), respectively:  subvolcanic porphyries (lJPO) and diorite (mJDI).  Unit lJPO also includes dacitic or trachytic porphyritic flows, which are not reliably differentiated from the subvolcanic porphyries.

Table 6.2

RDN LITHOLOGIC UNITS

LOWER TO MIDDLE JURASSIC

Hazelton Group

mJDI  DIORITE:  Dark green to brown, equigranular, medium-grained, non-magnetic.  Locally coarse-grained, poikilitic and glomeroporphyritic. Commonly carbonate-altered with local mariposite.

mJRY

RHYOLITE

     mJRY1

Aphanitic rhyolite:  Blue-grey.  Aphanitic matrix with sparse quartz or feldspar phenocrysts.  Local microbrecciation.  Found only on ridge between Downpour and Carcass Creeks.  May include flows, sills and dykes.

     mJRY2

Crystal lapilli tuff:  Light grey-brown to blue-grey.  Angular fragments of mJRY1 to 1cm.  Flow-banding common in fragments.

mJBA

BASALT AND ANDESITE

     mJBA1

Basalt flows:  Dark green to brown, locally amygdaloidal, commonly calcite- and chlorite-altered.  Local pillows and bomb breccias.

     mJBA2

Tuff-breccia:  Subangular, light grey to light green, 1-10cm andesitic fragments in a dark grey tuffaceous, locally calcareous, matrix.

     mJBA3

Feldspar crystal tuff:  40% broken feldspar crystals in a brown, tuffaceous, mafic matrix.

     mJBA4

Dykes:  Dark green, fine-grained, aphyric.

     mJBA5

Amygdaloidal basalt:  Light green to olive green, with irregular 1-6mm calcite amygdules.  Locally feldspar-phyric. Texturally similar to lJSA6 and uTBS4.

     mJBA6

Lithic+crystal tuff:  Dark grey-green to grey-brown.  Non-magnetic.

     mJBA7

Lapilli-breccia bomb tuff:  Dark to medium green, highly vesicular, rounded breccia sized fragments in a fine tuffaceous matrix.

     mJBA10

Andesite:  Blue-grey to green, fine-grained, aphyric.

     mJBA11

Mafic lapilli tuff:  Dark grey, grey-green or grey-brown.

     mJBA12

Pyroxene basalt:  Dark green.

     mJBA13

Pyroxene basalt conglomerate:  Rounded 3-15cm fragments of mJBA12 in a matrix of basaltic tuff.  Local interbeds of mafic tuff and black argillite (mJSE10).

     mJBA14

Mafic tuff-breccia with rhyodacite/rhyolite fragments

mJSE   SEDIMENTS

     mJSE1

Interbedded argillite and siltstone/ash tuff:  Medium-bedded, planar-bedded, dark grey siltstone/ash tuff and black argillite.

     mJSE3

Argillite:  Black, locally graphitic, locally pyritic.  Rarely cherty.  Poorly bedded.  Commonly sheared, fractured and contorted.

     mJSE4

Siltstone:  Dark grey to grey-green to grey-brown.  Non-calcareous.  Thick-bedded to massive.

     mJSE5

Wacke:  Gradational with mJSE8.

     mJSE6

Cherty siltstone:  Medium grey.

     mJSE7

Fossiliferous interbedded siltstone and heterolithic conglomerate:  Interbedded light brown, weakly calcareous siltstone with interbeds of poorly sorted, mixed coarse sandstone to conglomerate.  Coarse interbeds contain fragments of black recrystallized fossil hash (including belemnites), altered and pyritic porphyritic dacite, chalcedonic chert, pyrobitumen and rare cobbles of massive clastic pyrite.  Found unconformably overlying the Lower Marcasite Gossan.

     mJSE8

Interbedded argillite and mafic tuff-wacke:  Black argillite with interbedded mafic tuff and rhythmically interbedded black argillite, calcareous argillite and dark green mafic siltstone.  Generally finer-grained and more complexly interbedded than mJSE9.

     mJSE9

Mafic greywacke and chert pebble conglomerate: Dark green to grey green massive to graded greywacke, comprised of medium to coarse-grained fragments of basalt-andesite and black to grey chert and cherty argillite; local chert-pebble conglomerate with up to 2cm pebbles.

     mJSE10

Black argillite with sparse lenses of black limestone:  Black, calcareous, locally graphitic, locally pyritic, argillite with sparse lenses of black, fine-grained limestone (commonly orange-weathering).  Similar to lJSA3.

     mJSE11

Dolomitic pebbly wacke:  Contains 5% subrounded pebbles to 3cm.  Clasts mainly dacitic.

     mJSE12

Black argillite with sparse lenses of dolomite:  Non-calcareous.

     mJSE13

Maroon mudstone

     mJSE14

Siltstone with limestone concretions:  Bright green siltstone containing 10% round limestone concretions to 20cm.

     mJSE15

Limestone

 lJRY

RHYOLITE

      lJRY1

Aphanitic rhyolite:  Light grey, massive, almost entirely aphyric.  Local poorly-developed flow-banding.  Rare subhedral feldspar phenocrysts or angular 1mm quartz-eyes.  Rare fragmental textures.  Extrusive in part but could include dykes and/or sills.  Found only on Arctic Grid.

     lJRY2

Tuff and lapilli tuff:  Subrounded to angular, light grey, aphanitic rhyolite (Unit lJRY1) fragments in variably siliceous white to light green matrix.  Sparse anhedral feldspar crystals.  Very thick-bedded, with maximum fragment size in individual outcrops ranging from 3mm to 2cm.  Weak stratification of fragments locally defines bedding.  Found only on Arctic Grid.

     lJRY3

Aphanitic rhyolite:  Light grey.  Pseudo-quartz eyes from microbrecciation.  Chemically distinct from other rhyolites.  Found only in the South Downpour area.

 lJPO   DACITIC TO TRACHYTIC PORPHYRIES

     lJPO1

Gossan Creek feldspar porphyry:  Grey matrix with 5-20%, 4-6mm plagioclase, sparse 5-30mm potassium feldspar and rare quartz phenocrysts.  Most exposures are highly altered, predominantly by sericite, clay minerals, potassium feldspar and silica, with 5-20% pyrite.  Forms irregular subvolcanic body in Gossan Creek area.

     lJPO2

Two feldspar porphyry: Pink to brown-maroon fine-grained granular felsic groundmass with rare 0.5-1mm biotite flakes and columnar smoky grey apatite crystals.  5-7% total feldspars as 1-3mm sub-euhedral plagioclase and rare 4-6mm phenocrysts.  Has characteristic blocky weathering.  Locally tuffaceous.   Distinguished from lJPO1 by lower total phenocryst component and absence of K-spar megacrysts.

     lJPO3

Sparsely porphyritic dacite: Pink to brown-maroon fine-grained granular felsic groundmass with rare (<5%) 1-3 mm anhedral often diffuse feldspar phenocrysts with very rare euhedral 1-3 cm megacrysts.  Distinguished from lJPO1 and lJPO2 by lesser proportion of total feldspars.  Most notable in South Gossan area.

     lJPO4

Feldspar-biotite porphyry:  Maroon matrix with 30% subhedral 4mm feldspar phenocrysts and 5% euhedral 1mm biotite flakes.

     lJPO5

Feldspar-quartz porphyry:  Grey-green, with 4mm feldspar phenocrysts and local quartz phenocrysts.

     lJPO6

Feldspar porphyry:  Pink.  Blocky-weathering.  Contains >10% 1-3mm anhedral feldspar phenocrysts in granular matrix.

lJDT   DACITIC AND TRACHYTIC VOLCANICS

     lJDT1

Lithic-crystal lapilli tuff:  Dacitic to trachytic.  Light grey to brown tuffaceous matrix containing dacitic lapilli, feldspar crystals and rare quartz crystals.

     lJDT3

Conglomerate:  Lenses of close-packed, rounded, felsic pebbles to 3cm in pebbly arkose.  Occurs as interbeds within felsic volcanics.

     lJDT5

Dacite:  Light grey, massive, fine-grained.

     lJDT7

Quartz-eye tuff:  Light grey matrix with <2mm subangular felsic fragments and sparse 1-2 mm quartz phenoclasts.

     lJDT8

Welded crystal lapilli tuff:  Flattened 2-10cm feldspar-phyric dacitic or trachytic fragments and subrounded, unflattened 3-20mm feldspar-phyric andesitic fragments in light green dacitic or trachytic matrix with 30% feldspar and sparse quartz phenoclasts.

     lJDT9

Two feldspar porphyry lithic crystal tuff:  Contains lapilli of lJPO2 and feldspar crystal fragments, including rare fragments of Kspar megacrysts.

     lJDT10

Carbonaceous lithic-crystal tuff:

     lJDT11

Rhyodacitic lapilli tuff:  Grey.  Contains fragments of lJDT12.

     lJDT12

Rhyodacite:  Fine-grained, granular with rare <1mm feldspar and quartz grains/phenocrysts.

     lJDT13

Dacitic ash tuff:  Grey-green.

     lJDT14

Amygdaloidal dacite flow:  Fine-grained.

     lJDT15

Gossan Creek porphyry agglomerate:  Chaotic agglomerate composed of subrounded 5-50cm blocks of lJPO1 and siliceous quartz-feldspar porphyry in matrix similar to that of lJPO1.

     lJDT16

Lapilli tuff with rhyolite fragments:  Chaotic.  Lapilli include rhyolite and altered dacite fragments.  Gradational to pebbly wacke.

lJDM

DACITIC MAROON-COLOURED VOLCANICS

     lJDM1

Maroon crowded feldspar porphyry flow or intrusive:  Fine- to medium-grained, maroon to green matrix with 15-20% 1-4mm plagioclase, 5-10% 3-30mm potassium feldspar and <5% 0.5-1mm hornblende(?) phenocrysts.  Contains 1-3% 0.5-1mm magnetite or specularite blebs.  Locally chloritic and possibly andesitic.

     lJDM2

Maroon crowded feldspar porphyry volcanic breccia or agglomerate:  Subrounded, homolithic blocks up to >50cm of lJDM1 in maroon crystal lithic tuffaceous matrix.

     lJDM3

Maroon feldspar crystal lithic bedded tuff and wacke:  Plagioclase, potassium feldspar and hornblende crystals and green andesitic/dacitic fragments in maroon matrix.  Locally well-bedded

     lJDM4

Maroon heterolithic lapilli tuff/conglomerate:  Maroon tuff with generally 2-3cm (but up to tens of centimetres) fragments of maroon mudstone, feldspar porphyry (including lJPO1), chert and altered dacite.  Disseminated specularite.

 lJSA

ANDESITIC VOLCANICS AND EPICLASTIC SEDIMENTS

      lJSA1

Andesitic lithic crystal tuff, lapilli tuff and agglomerate:  Grey to dark green fragmentals ranging from ash tuff to agglomerate, with rapid variation in fragment size.  Fragments almost entirely andesitic, but heterogeneous in texture.  Up to 30% feldspar crystals in matrix.  Rare rhyolitic fragments, some with feldspar +quartz phenocrysts.

     lJSA2

Conglomerate:  Unbedded, unsorted and polymictic, with rounded clasts to 45cm in an argillaceous or greywacke matrix.  Most clasts are of variously-textured andesite and basalt, with lesser greywacke and siltstone clasts.  South of Cole Creek, amygdaloidal basalt clasts predominate.  Distinguished by locally abundant limestone clasts and rare granodiorite clasts.

     lJSA3

Calcareous argillite and siltstone:  Black, calcareous, locally graphitic, locally pyritic, argillite (similar to Unit mJSE3) containing rare lenses of black, fine-grained, limestone up to 50cm thick.  Commonly sheared, fractured and contorted, with calcite veining in gashes. Local greywacke and pebbly greywacke interbeds (Referred to as Unit 9f in previous work.)

     lJSA4

Wacke:  Grey-brown to pink, unsorted, subrounded 1-2mm grains of feldspar, quartz and felsic volcanics.  Rare graphitic mud-chips.  Resistant to weathering. (Referred to as Unit 7e in previous work.)

     lJSA5

Andesitic ash tuff:  Grey green.  Interbedded coarse and fine ash tuffs.  Found only on the Arctic Grid.

     lJSA6

Amygdaloidal basalt:  Light green to olive green, with irregular 1-6mm calcite amygdules.  Texturally similar to mJBA5 and uTBS4.

     lJSA7

Argillite/siltstone with dolomitic siltstone/wacke lenses:  Black locally graphitic argillite with lesser grey siltstone and greywacke interbeds.  Sparse 50-150cm thick and 1-5m long dolomitic siltstone/wacke lenses.

     lJSA8

Interbedded clastics:  Medium-bedded argillite, siltstone, greywacke, pebbly greywacke and conglomerate.  Grey-brown (coarser clastics) to black (argillite), locally calcareous, poorly indurated.  Contains clasts of aphanitic dacite or rhyolite and rare bivalves.  Described only on the Arctic Grid.

     lJSA9

Andesite dyke(?):  Fine-grained, massive, grey-green.

     lJSA10

Non-calcareous siltstone/greywacke:  Lesser argillite and pebbly greywacke.  Includes local pyrite laminae in black argillite and rare massive pyrite clasts in pebbly greywacke.

     lJSA11

Pebbly greywacke/tuff:  Angular argillite/siltstone fragments in matrix rich in feldspar crystals and andesitic grains.

     lJSA12

Argillite:  Black, locally graphitic.

UPPER TRIASSIC

Stuhini Group

uTBS

BASALT AND ANDESITE

     uTBS1

Basalt:  Massive to foliated, dark green, aphyric to augite-phyric.

     uTBS3

Feldspar crystal lithic tuff:  Dark green.

     uTBS4

Amygdaloidal basalt:  Grey-brown to olive green, fine-grained, calcareous.  Sparse calcite amygdules.  Peperitic textures common, intruding siltstone and argillite of uTSE1.  Texturally similar to mJBA5 and lJSA6.

     uTBS5

Massive andesite:  Green, fine-grained.

     uTBS6

Interbedded mafic tuff and argillaceous tuff:  Dark green.  Gradational to uTSE4.

uTSE

SEDIMENTS

     uTSE1

Interbedded argillite and siltstone:  Locally graphitic, black argillite interbedded with grey siltstone and lesser pebbly argillite.  Pebbles are composed of uTBS4.

     uTSE2

Wacke:  Grey-brown.

     uTSE3

Conglomerate:  Heterogeneous, angular to subrounded, fine clastic and andesitic clasts in argillite, siltstone or wacke matrix.

     uTSE4

Mafic siltstone, wacke and black calcareous argillite:  Rhythmically interbedded.  Gradational to uTBS6.

UPPER DEVONIAN AND MISSISSIPPIAN

DMSV

SEDIMENTS AND VOLCANICS

     DMSV1

Massive fine-grained basalt:  Dark green, unfoliated to weakly foliated.  Weakly to moderately magnetic.  Generally fine-grained and massive, but locally porphyritic and gradational to DMSV2.  Forms blocky outcrops.

     DMSV2

Medium-grained basalt:  Dark green, equigranular (2mm grain size).  Composed of 70% feldspar and 30% pyroxene(?) crystals.  Unfoliated.  Weakly magnetic.

     DMSV3

Dolomitic wacke and conglomerate:  Blue-grey on fresh surfaces; weathers buff.  Unfoliated.  Clasts generally <1mm.  Locally conglomeratic, with aligned chert, dolomite and argillite pebbles.

     DMSV4

Chert:  White, grey or black.  Medium-bedded.  Commonly with sericitic partings or argillaceous interbeds.  Gradational to DMSV5.  Commonly contorted and cut by irregular quartz veinlets.  Rare jasper patches.

     DMSV5

Argillite:  Olive-green, foliated.

     DMSV6

Mafic tuff:  Grey-brown to grey-green, foliated.

     DMSV7

Dacitic ash tuff:  Pale green, thin-bedded, foliated.  Commonly sericitized.

     DMSV8

Maroon wacke/siltstone:  Poorly bedded.  Foliated.  Angular jasper+pyrolusite boulders appear to be derived from vicinity of this unit.

     DMSV9

Andesitic crystal lithic tuff:  Aphanitic, red-brown to grey-brown matrix.  Unfoliated.

     DMSV10

Pyroxene-phyric basaltic lithic tuff:  Dark green, variably foliated.

     DMSV11

Siltstone/wacke:  Light grey-green.  Contorted bedding.

6.2.1

Carcass Creek Area

Geological mapping in 1999 covered much of the upper Carcass Creek valley and the ridge separating it from previously mapped portions of the Downpour Creek valley (Figure 4).  This area is of particular interest, since it covers the Wedge Zone quartz-sulphide veins, which were the main focus of Noranda’s 1990-91 drilling.  The Carcass Creek area can be divided into three main packages of rocks, separated by the Forrest Kerr and Carcass Creek Faults.

Devono-Mississippian sediments and volcanics (DMSV) lie west of the Forrest Kerr Fault.  Lithologies are quite varied, ranging from pyroxene basalt to dacitic ash tuff and argillite to chert (including local jasper) to conglomerate.  Stratigraphy and structure appear quite complex, with individual units difficult to trace from creek to creek.  The Devono-Mississippian rocks reacted variably to folding, so that the finer sediments are highly foliated and contorted while the basalts are generally massive and unfoliated.  The location of the Forrest Kerr Fault is fairly well constrained by outcrops and the magnetic survey described in Section 9.0, following the break in slope west of Carcass Creek, under a lateral moraine from the receding Carcass Glacier.

Rocks of the Early to Middle Jurassic Hazelton Group lie between the Forrest Kerr and Carcass Faults.  They are thought to form a northerly-trending open anticline, cored by dacitic volcanics (lJDT) and the Gossan Creek subvolcanic porphyry (lJPO1).  The dacitic volcanics, dominated by lithic crystal tuff, cover most of the east slope of the Carcass Creek valley, hosting widespread alteration and the Wedge Zone quartz-sulphide vein systems.  North-trending, flat-plunging, outcrop-scale fold hinges can be observed locally.  Near the eastern edge of this package are three northerly-trending bands of rhyodacite (lJDT11/lJDT12), which dip easterly.  Whole rock chemistry shows them to be related to the dacitic volcanics but more felsic and they may represent higher degrees of differentiation toward the top of the volcanic sequence.

Outcrop-scale evidence for the subvolcanic nature of the Gossan Creek feldspar porphyry (lJPO1) is present in the headwaters of Gossan Creek, near the ridgeline separating Downpour and Carcass Creeks.  In this area, plugs of the feldspar porphyry intrude an agglomerate (lJDT15) containing blocks of the feldspar porphyry, indicating approximately contemporaneous intrusion and volcanism.  This area exhibits complex volcanic stratigraphy, including possible lahars containing rhyolitic clasts (lJDT16), and extensive small-scale faulting.  Thin maroon volcaniclastic units may indicate a shallow submarine to emergent depositional environment.

On the western limb of the inferred anticline, principally between Carcass Creek and the Forrest Kerr Fault, the dacitic volcanics are overlain by a sequence of west-dipping clastic sediments (mJSE) and mafic volcanics (mJBA).  In the absence of fossil evidence, they have been assigned to the upper Hazelton Group because of lithological similarities and the presence of abundant diorite (mJDI) dykes and sills, which are almost entirely confined to the upper Hazelton.  North of the Carcass Grid, Carcass Creek cuts through a 100-metre thick bed of black, non-calcareous argillite (mJSE3/mJSE12).  Similar black argillite outcrops 1,900 metres south at the toe of the Carcass Glacier.  Although covered by a lateral moraine in between, the 1999 VLF-EM survey picks out the contact between the argillite and dacitic rocks to the east; Power (1999) believes this contact to be conformable (see Section 9.0).

A fault-bounded slice of maroon volcanic conglomerate (lJDM4) lies immediately east of the black argillite found near the toe of the Carcass Glacier.  Noranda had assigned this maroon conglomerate to the Betty Creek Formation of the lower Hazelton Group, which would lie stratigraphically beneath the adjacent dacitic volcanics.  However, it contains clasts of the Gossan Creek feldspar porphyry and is thought to be roughly coeval with the dacites, but possibly subaerial rather than submarine.

East of the Carcass Fault, strata typical of the upper Hazelton Group are present, consisting dominantly of clastic sediments (mJSE), mafic volcanics (mJBA) and diorite sills/dykes (mJDI), accompanied by minor dacitic (lJDT) and rhyolitic (mJRY) volcanics.   Depositional units are difficult to trace for any distance, due to facies variations, local faulting and lack of distinguishing characteristics.  However, some distinctive units are apparent:  a pyroxene-bearing basalt flow (mJBA12); a massive dark green basalt flow (mJBA1), which trends north-northeast from Pear Creek; a bright green siltstone with limestone concretions in Cadaver Creek (mJSE14); and rhyolite (mJRY1/mJRY2).  The rhyolite, which is distinctly sodic (Section 6.3), occurs well up in the clastic/mafic succession as sills, dykes and fragmental beds near the ridgetop between Downpour and Carcass Creeks (Figure 4).  One good exposure, right on the ridgeline, consists of two 12-15 metre thick beds of rhyolitic crystal lapilli tuff separated by fossiliferous calcareous wacke.  Fossil dating of this unit was inconclusive.  In Kuran Creek, massive to weakly flow-banded rhyolite exceeds 40 metres in thickness, but it is not clear whether this outcrop represents a flow or a sill.

It is also not clear whether the Carcass “Fault” is entirely a fault or is in part a stratigraphic contact.  Its southern 1,400 metres (in the Downpour Creek valley) appears to be a fault, since it cross-cuts stratigraphy on both sides and is locally marked by fault gouge.  Mapping to the north of the Carcass Grid area identified lithologies that correspond to the “hanging wall” clastic/mafic package (mJSE and mJBA) and their coeval diorite dykes (mJDI).  Although the fault is roughly conformable to stratigraphy in the dacite package to the west, it appears to cut the upper Hazelton clastic/mafic stratigraphy to the east at about 20°, and the dacite package pinches out against the Carcass Fault in the vicinity of Cadaver Creek.  It will be difficult to determine whether the Carcass Fault continues further to the north, since similar lithologies would be juxtaposed on each side of it.  The Carcass Fault has a curvilinear trace north of the Carcass/Downpour ridgeline, and was probably folded jointly with the adjacent strata.

Limited facing evidence within mudstones along the trace of the Carcass “Fault” suggests that the rocks young to the east.  This generally eastward-facing nature is supported by the original drill log data from holes that were drilled through the Wedge Zone (Gale et al, 2003).  However, this observation contrasts with earlier interpretations of 2001 drilling from the Wedge Zone (Baknes, 2001 and 2003) that suggested west-facing overturned stratigraphy.  The resolution of this discrepancy will be necessary to target further exploration in this area.

6.2.2

RDN 7 Area

Limited mapping was done in the vicinity of a prominent gossan on the RDN 7 claim (Figure 4).  This area is underlain by the upper Hazelton Group clastic sediments and mafic volcanics; the gossan is mainly due to carbonate alteration of andesitic flows.  However, ferricrete and a blood-red, hematitic calcareous tufa are present in Blood Creek, immediately northeast of the RDN 7 claim.

6.2.3

Marcasite Gossan Area

Mapping of the mafic package above the Marcasite and South Gossans (Figure 4) shows a >500 metre thickness of alternating pillow basalt (mJBA1) and basalt breccia (mJBA7) in units metres to tens of metres thick.  The basalt breccias are quite variable, including bomb tuffs and rubble breccias, which grade into each other and cannot be easily differentiated at 1:2,500 scale.  This package is overlain by a topographically resistant mafic crystal lithic tuff (mJBA3); to the north this unit has been mapped as a mafic wacke (mJSE9) with more sedimentary characteristics.

A number of colour anomalies are present on the west side of the Forrest-Kerr Fault Valley, in an area that was previously interpreted to be underlain by Paleozoic Rocks.  Mapping was carried out on this slope and a mixed package of sediments, schists, phyllites and intermediate volcanic tuffs intruded by felsic dykes were observed.  Mineralization, consisting of veined and disseminated pyrite, was observed within quartz-flooded mudstones.  These mudstones were also identified in float on the valley floor and appear very similar to the silicified mudstone sample that was found in the heart of the Jungle Anomaly (25.74 g/t Au).  No significant results were returned from all the rock samples with the exception of a 4.66 g/t Au value from a float/scree sample of gossanous silicified rock (felsic?) containing 40% massive pyrite.  The sample was collected on the western valley slope, southwest of the South Gossan.  Presumably the float sample is locally derived and is sourced within the metamorphosed Upper Devonian to Mississippian volcano-sedimentary package up slope to the west.

Even though the map trace of geological units defined a folded geometry about an east-west trending fold axis, the poles to bedding data define a mean plane that strikes 122º and dips 47º to the southwest.  This is due to having only limited data and the fact that bedding measurements were collected on the northern limb of this folded package.  A reasonably well-developed schistosity is developed due to the intensity of metamorphism and deformation (compared to the Hazelton Group Rocks to the east and north), and resulted in a large population of cleavages.  Two separate populations were identified; the first strikes 141º and dips 46º to the southwest while the second strikes approximately 220º and dips steeply 70º to the northwest.  The southwest-striking foliation was observed to overprint the southeast-striking foliation.  The available data is limited but this second cleavage could be axial planar to the generation of folds that is defined by the geological contacts.

6.2.4

South Downpour Area

At the southern end of the UTEM survey area, mapping focused on defining the eastern edge of the Devono-Mississippian rocks, in order to better constrain the location of the Forrest Kerr Fault (Figure 4).  With the exception of the southernmost outcrops, better constraint was not possible.  At the southern end of the property, however, Devono-Mississippian outcrops indicate that the Forrest Kerr Fault must lie at least 50 metres east of its previously inferred location.  However, strong carbonate alteration of the easternmost Devono-Mississippian outcrops may indicate that the Forrest Kerr Fault lies within a few tens of metres to the east.

Basalt (mJBA1) was mapped on the east bank of Nelson Creek immediately south of the RDN property (Figure 4), helping to define the “Eskay-equivalent” contact between “footwall” dacite and the “hanging wall” mafic/clastic package in this area.

6.2.5

Arctic Grid

The Arctic Grid in the northern area of the RDN property is cut by four parallel faults trending 350º and spaced 200-600m apart (Figure 4).  They commonly occur in mudstone horizons between the volcanic units and there is no indication of the respective fault dip or offset.  The area was mapped from west to east as upper Triassic andesite and mudstone (uTBS and uTSE) overlain by a mudstone fault zone, lower Jurassic rhyolite (lJRY) and another mudstone fault zone, overlain by andesite (lJSA) or dacite (lJDT) in the east.  The andesite and mudstone of the westernmost fault block has been assigned to the Upper Triassic Stuhini Group, although this age classification is based on a fossil that may not be in the same fault block as the Arctic Grid rocks.  However, graded bedding and load structure observations in the eastern mudstone of the Arctic Grid area indicates that the younging direction is to the west, suggesting that the western andesite may be the equivalent of the Eskay Hanging Wall Andesite at the top of the Eskay Mine sequence (Gale et al, 2003).  The andesite is visually similar to that of Eskay and a whole rock sample was taken for additional comparison.  The western mudstone, occurring between the andesite and rhyolite, may therefore be correlative with the Eskay Contact Mudstone.  The eastern mudstone lies in the stratigraphic position of Eskay’s Datum (or Footwall) Mudstone.

Similarities between the Eskay rhyolite and the Arctic Grid rhyolite were identified geochemically using two of the whole rock samples taken from the Arctic Grid in 1999 (Gale et al, 2003).  The two samples plotted close to the Eskay cluster on various geochemical plots, however earlier whole rock interpretations of this rhyolite suggested that it was distinct from the Eskay rhyolites (Awmack and Baknes, 1998).  Au and Ag values in the area were not anomalous with a high of 20 ppb Au in a mudstone/siltstone sample and 1.4 ppm Ag in a rhyolite float sample.  The highest Hg assay was 490 ppb in a mudstone/siltstone sample.  Soil sample results from 1999 show a weak Au anomaly of 60 ppb and many Hg spot anomalies of up to 560 ppb.

Mineralization in the andesite and mudstone consists of trace disseminated pyrite.  The mudstone and andesite have patches of gossan on the weathered surface that is attributed to the weathering of iron carbonate veinlets.  The rhyolite, however, has spotty fine-grained pyrite in pods and lenses locally comprising 5-10% (and rarely up to 20%) of the unit.  The pods and lenses are irregular and commonly in silicified rhyolite.  No significant Au results were returned from mapping in the area; sample (#11643) of rhyolite breccia containing 20% very fine-grained pyrite in massive pods and irregular veins returned 1.11 ppm Hg.

6.2.6

The DK Area

Approximately two km northeast of the Wedge Zone, the DK area is underlain by a mudstone-dacite-rhyolite-andesite sequence (Figure 4) and this package is divided by the northwest-trending DK Fault.  Southwest of the DK fault, a rhyolite (mJRY) was identified which is dominated by massive to flow banded textures, with minor felsic tuffaceous rocks which irregularly occur along the eastern or upper rhyolite contact. The felsic flow pinches out to the south in the core of a northeast-trending fold and appears to also pinch to the north before it is truncated against a diorite intrusion (mJDI).  This section of rhyolite has a total strike length of approximately 450 metres and is variably overlain by mudstones, siltstones (mJSE) and andesite flows and tuffs (mJBA).  Only disseminated pyrite was observed in hand sample and no significant results were returned from sampling.

Northeast of the DK fault, a similar package of rocks was discovered with another interval of rhyolite (mJRY).  This felsic body is quite different from the one observed to the south in that it is a lapilli tuff to tuff breccia with angular rhyolite clasts occurring within a greyish-black, siliceous, siltstone-sized matrix.  This rock is massive with no layering or recognizable grading and is underlain by a mudstone/siltstone horizon (mJSE), which occurs above (to the east of) dacite flows (lJDT) with rare tuffaceous horizons.  The rhyolite tuff is in turn overlain with massive to weakly pillowed andesite flows (mJBA).  Further to the southeast from this volcano-sedimentary package lies a mixed package of calcareous sediments, cherts, siltstones (mJSE) and dacite lapilli tuffs (lJDT).  The calcareous sediments are typically sandstones, which also contained well-preserved stromatolites.  Using the current interpretation of an eastward-facing sequence, these rocks are younger than the rhyolite described above around the DK Fault.

The reversed stratigraphy associated with the rhyolite bodies described above suggests that the rhyolites lie on opposite limbs of a fold structure.  Minor folds at the outcrop scale are rare in this area.  From mapping geological contacts, a closed to tight northeast-trending fold structure was observed south of the DK Fault and is defined by the rhyolite flows and overlying sediments.  Poles to bedding planes from the DK area depict a folded package of rocks with a fold axis that plunges 31º towards 039º.  No consistent cleavages were observed within these rocks.  Moderately south-southwest dipping fault surfaces were observed in outcrop along the trace of the DK Fault but kinematics were not determined.  Linear features on these fault surfaces plunge 25º towards 143º, suggesting that there is a strike-slip component to the movement along this structure.

The Main Fault separates the MOR 2 Area from the DK area.  North of this structure the rocks are dominated by heterolithic dacite tuffs (lJDT) and andesites (mJBA), with associated minor, flow-banded and massive rhyolite (mJRY).  This rhyolite is similar to the massive rhyolite flows observed south of the DK fault but is mapped in a different stratigraphic position with respect to the surrounding dacite and andesite rocks.  The rhyolite is found below a package of dacite tuffs, in an area of very limited outcrop.  Another felsic body is observed to the east but is interpreted as an aplite dyke.  Dioritic stocks (mJDI), similar to ones observed to the south, intrude the entire package.  Gossanous zones containing disseminated pyrite within dacite, and discontinuous pyritic rhyolites and mudstones were identified, however, no significant results were returned from samples in this area.

A single, open fold that deforms a layered sequence of mudstones and siltstones on the MOR 2 claim plunges 24º towards 204º.  A stereoplot of poles to bedding planes from this area shows the rocks are asymmetrically folded about an axis that plunges 58º towards 174º.  Overturned bedding was observed within the sedimentary rocks.   Conflicting younging indicators suggest that the package faces both to the west and the east.  Due to a very poor level of exposure and limited mapping, it is difficult to interpret the geometry of this folded area.

The Main Fault is a structure that separates two contrasting structural domains; fold geometries are different on either side of the Main Fault.  Folds have shallow northeast plunges south of the fault, and steep south plunges north of the fault.  It is unknown whether these represent a doubly plunging fold, or two separate folding events.

A sample (#981) of rhyolite tuff with strong calcite veining returned 158 ppm As.  There are a number of Hg anomalies in the DK area; the southernmost occurs in an andesitic siltstone, which contains 1-2% pyrite with pervasive moderate chlorite alteration throughout the rock and returned 1 ppm Hg (#976).  On the MOR 2 claim, there is a concentration of six samples (#11613-#11618) that returned elevated Hg values ranging from 1.55 to 3.08 ppm.  All were collected from strongly oxidized andesite with 5% to 40% fine-grained disseminated pyrite and appear to be spatially associated with a dacite tuff/andesite flow contact.

6.3

Whole Rock Geochemistry

Whole rock analysis was carried out on 35 samples collected in 1999 from float, outcrop and drill core.  These were taken to complement the suite of whole rock samples collected from 1994 to 1998 (Awmack, 1995a, 1996, 1997; Awmack and Baknes, 1998).  Discrimination diagrams for major oxides and trace elements and scatter plots of potentially conserved elements (Al2O3, TiO2, Zr, Nb and Y) were prepared for 138 RDN whole rock samples, plus a suite of whole rock data from Eskay Creek.  These show that:

*

Six distinct groups of rhyolitic or rhyodacitic rocks have been recognized on the RDN property:

1.

The South Downpour rhyolite (lJRY3) was described in 1998 from the top of the dacitic/ trachytic sequence on the South Downpour Grid.  In thin section, it appears to be a rhyolitic or quartz latitic ash tuff or breccia flow (Harris, 1999).

2.

The Arctic Grid rhyolites (lJRY1 and lJRY2) were described in 1998 from the Arctic Grid.  They form a cluster in the dacite and rhyodacite fields of the Q-A-P diagram, the rhyolite and rhyodacite/dacite fields of the Zr/TiO2 vs Nb/Y plot and the rhyolite field of the Na2O+K2O vs SiO2 plot.

3.

Float cobbles found during 1998 trenching of the Jungle Anomaly and a single core sample from a thin sill, dyke or flow in a clastic sequence in hole RDN99-07 (Jungle Anomaly) form a tight cluster in the rhyodacite/dacite field of the Zr/TiO2 vs Nb/Y plot.  They are distinguished from the Arctic Grid rhyolites by their lower Zr, Al2O3, Y and Nb contents.

4.

A sericitized, fine-grained, aphyric felsite sill is hosted by the clastics which lie between the Upper Marcasite Gossan and the overlying pillow basalts, a position which is stratigraphically equivalent to that of the Eskay Rhyolite and the 21 Zone orebodies at Eskay Creek.  Sample 416203 (RDN99-06: 128.2-128.5m) has a very similar composition to the Eskay rhyolites, plotting with them on all conserved element plots.

5.

Rhyodacite  (lJDT11 and lJDT12) lies at the eastern edge of the dacitic to trachytic package east of Carcass Creek (Figures 5b and 5d).  The rhyodacites form a cluster on the Zr/TiO2 vs Nb/Y plot which extends upward into the rhyodacite/dacite field from the bulk of the dacitic/trachytic volcanics.  This suggests that they represent a more felsic pulse of the dacitic volcanism.

6.

Little-altered “rhyolitic” pyroclastics, sills and dykes (mJRY1 and mJRY2) lie within the upper Hazelton clastic/basalt package along the ridge between Downpour and Carcass Creeks and north of Kuran Creek.  Some of these rocks are highly sodic and must consist essentially of albite and quartz, lying within the basalt field on the Q-A-P diagram; the others extend through the quartz andesite to dacite fields.  However, these rocks lie in the trachyte/trachydacite and rhyolite fields on the Na2O+K2O vs SiO2 plot and near the junction of the trachyandesite, rhyodacite/dacite and rhyolite fields on the Zr/TiO2 vs Nb/Y plot.

*

Of the rhyolites and rhyodacites discussed above, only the felsite sill above the Upper Marcasite Gossan is clearly tholeiitic (as shown by the Y vs Zr plot), sharing this feature with the Eskay Rhyolite and upper Hazelton basalts from both properties.  The other rhyolites and rhyodacites on the RDN property are calc-alkaline/alkaline, transitional or indeterminate.

*

The upper Hazelton basalts (mJBA) and their diorite feeders (mJDI) are chemically similar to the hanging wall basalts at Eskay Creek.

7.0

DEPOSIT TYPES

Geological and geochemical evidence indicates that occurrences on the RDN property are of several styles, however, the most significant style described to date, in terms of economic potential, is precious metal-rich volcanic-hosted massive sulphide (VHMS) mineralization.  Much of the earlier exploration on the property was directed towards auriferous quartz-sulphide veins until the discovery of the Eskay Creek deposit, which is one of the best-known examples of this auriferous VHMS mineralization and lies approximately 40 kilometres south of the RDN property.

The Eskay Creek deposit is an important producer of Au and Ag, although there is significant Zn, Cu, Pb, As, Sb and Hg in the ore.  Although there are analogues throughout the circum-Pacific arcs, such as White Island in New Zealand and the Mendeleev Volcano in Russia, Eskay Creek is, thus far, the only known producing VHMS or subaqueous hot spring Au-Ag deposit. a gold- and silver-rich volcanic-hosted massive sulphide (VHMS) deposit which occurs near the base of the Salmon River Formation (of the Early to Middle Jurassic Hazelton Group).  Bartsch (1993b) believes the deposit to have formed within a marine sub-basin during the waning stages of rhyolitic volcanism near the top of the Hazelton Group.  Total production to December 2001 at the Eskay Creek Mine totalled 1.04 Mt grading 61.5 g/t Au and 2721 g/t Ag with proven and probable reserves estimated at 1.3 Mt grading 43.1 g/t Au and 2000 g/t Ag (Rogers, 2002).

At Eskay Creek, the Hazelton Group comprises, from base to top, andesite, marine sedimentary rocks, intermediate to felsic volcaniclastic rocks (collectively, the “Lower Footwall Unit”), rhyolite flow domes (“Eskay Rhyolite”), carbonaceous shale (“Contact Mudstone”) and basalt (Roth et al, 1999).  The base of the Lower Footwall Unit consists of coarse monolithic andesite breccia and heterolithic volcaniclastic rocks (previously referred to as “Betty Creek Formation”) overlain by marine shales and interbedded coarse clastic sedimentary, volcaniclastic and calcareous rocks.  These shales contain Late Pliensbachian bivalves and ammonites.  They are overlain by a sequence of volcaniclastic rocks (the “Footwall Volcanics”) whose compositions vary from dacite to basalt; they were previously referred to as the “Footwall Dacite”.  The Footwall Volcanics comprise pumice-rich block and lapilli tuffs and heterolithic epiclastics which locally contain abundant ammonites, brachiopods, molluscs, belemnites and possible wood fragments.  These are capped by a thin (<3m thick) black mudstone horizon (Roth et al, 1999).  An altered feldspar porphyry sill or stock (the "Eskay Porphyry"), chemically equivalent to the Footwall Volcanics (Bartsch, 1993b) and thought to be comagmatic to them, is exposed in the core of the Eskay anticline, with local potassium feldspar megacrysts up to 1.2 centimetres long.  Childe (1996) reports a U-Pb zircon age of 184+5/-1 Ma for the Eskay Porphyry, predating the Eskay Rhyolite and 21 Zone mineralization by 5-10 million years.

The Footwall Volcanics are overlain by three low-titanium rhyolitic flow dome complexes emplaced along a five-kilometre long belt ("Eskay Rhyolite").  The flow dome complexes are thought to have formed from pyroclastic eruptions, followed by extrusion of viscous lavas, which are massive or flow-banded near the core and autobrecciated outwards.  Portions of the rhyolites are peperitic, with a "black matrix breccia" forming a thin (<10 metres) carapace to the flow domes at their contact with overlying siltstone and basalt.  At the base of the black matrix breccia, angular rhyolite clasts form a mosaic separated by black chert.  Up-section, the matrix becomes siltier and rounded clasts with chilled margins are present.  Narrow "black matrix breccia" zones locally cut flow-banded rhyolite below the black matrix carapace (Bartsch, 1993b).  Aphanitic felsite sills, chemically indistinguishable from the Eskay Rhyolite, crosscut stratigraphy and reach their highest level directly beneath the 21A and 21B Zone deposits (Rye et al, 1993).  These felsites are pervasively altered to a quartz-sericite-potassium feldspar-chlorite-pyrite assemblage and form conspicuous gossanous ridges.

Submarine massive and pillowed basalt flows ("Hanging Wall Basalt"), thought to be vent-proximal, directly overlie the rhyolitic flow domes, or are separated by <1 metre black chert or 2-10 metre thick argillite beds.  Bartsch (1993b) proposes a "21 Zone Sub-basin", bounded by syndepositional faults and filled by up to 20 metres of carbonaceous shale, finely laminated siltstone, minor lithic wacke and calcareous mudstone (the “Contact Mudstone”).  The 21 Zone Sub-basin lies above the 21 Zone felsic dome and hosts the 21A and 21B Zone stratiform orebodies.  The Hanging Wall Basalt exceeds 150 metres in thickness, contains thin intercalated argillite beds, and is overlain by a thick sequence of thin-bedded siltstone, shale and fine sandstone.

The bulk of economic mineralization at Eskay Creek is hosted within the 21 Zone Sub-basin as stratiform, synsedimentary, fragmental-hosted semi-massive ore and as clastic sediments formed from sulphide-sulphosalt detritus.  Mineral assemblages within each zone vary considerably.  The 21B Zone, which hosts the bulk of Eskay Creek’s ore, consists of sphalerite, tetrahedrite, boulangerite and bournonite with lesser pyrite and galena.  The 21A Zone, which is currently uneconomic, consists of stibnite, realgar, arsenopyrite and cinnabar, accompanied by pyrobitumen.  The East Block and NEX Zones resemble distal portions of the 21B Zone, but locally grading into massive pyrite or overprinted by fine-grained chalcopyrite, galena and sphalerite (Roth et al, 1999).  The immediate footwall to each zone is intensely fractured Eskay Rhyolite, altered to a chlorite-potassium feldspar-sericite assemblage and hosting both vein and disseminated mineralization.  Portions of the immediate footwall are included in the ore reserves.  Deeper in the system, the Footwall Volcanics, the Eskay Porphyry and the Eskay Rhyolite are silicified, sericitized and pyritized and contain scattered Au-Ag-Pb-Zn veins and disseminations.  These footwall veins, occurring within prominent gossans, were the focus of exploration from 1932 to 1988 before the discovery of stratabound VHMS mineralization.

The 21A Zone lens measures 50 x 70 metres, averaging about 10 metres thick.  It is separated by 200 metres of weak mineralization from the 21B Zone, which is about 900 metres long, 60-200 metres wide and locally >20 metres thick (Roth et al, 1999).

8.0

MINERALIZATION

Veining in different parts of the RDN property shows distinctly different pathfinder element associations.  Table 8.1 illustrates this by comparing trace element contents of vein mineralization from different areas of the property, arranged from north to south; all are hosted by dacitic to trachytic volcanics (lJDT).  Each of the groups of veins in Table 8.1 lies in a separate fault-bounded block, separated by the Carcass, Cole Creek, Downpour and Peak Faults.  The Main/Club Zone and Baseline Showing have a trace element signature which is quite distinct from the Wedge Zone veins, even though they are texturally similar quartz-sulphide vein breccias.  In particular, these northern veins have very low As and Sb contents and their gold to base metal ratios are much lower than the Wedge Zone veins.

Although Hg is elevated in all veining except the Boundary Zone, it is most prominent in the Steen and Wedge Zone veins, which are hosted by the main package of dacitic volcanics and closest to the highly altered and pyritic Gossan Creek subvolcanic porphyry (lJPO1).  There is a marked transition over the four kilometres of Wedge Zone veining from Au-rich veins in the north to relatively Ag-rich veins in the south, culminating at the Steen Vein, which is a Ag-Pb-Zn vein with only minor Au.  As, Sb and Cu levels are elevated in all the Wedge Zone veins, reflecting the presence of tetrahedrite-tennantite here and its absence elsewhere on the property, with the exception of the Upper Marcasite Gossan.

The Lower and Upper Marcasite Gossan veins quite distinct texturally from each other and the Wedge Zone and northern vein systems.  The Lower Marcasite Gossan veins are composed primarily of marcasite and chalcedony; the Upper Marcasite Gossan veins consist of locally colloform white quartz which has been brecciated and infilled by pyrite.  Their geochemical signatures are also distinct from each other and from the vein systems to the north.  South of the Peak Fault, there are two distinct styles of vein mineralization: Au-poor chalcedonic Pb-Zn veins in the north and Au-rich chalcopyrite-pyrite sulphide veins in the Boundary Zone.

Table 8.1

Property-wide Comparison of Vein Geochemistry

Vein	Sample	Year	Au	Ag	As	Cu	Hg	Pb	Sb	Zn
	Number		(ppb)	(ppm)	(ppm)	(ppm)	(ppb)	(ppm)	(ppm)	(ppm)
Northern Veins
Main/Club	238774	1996	8.8g/t	34.0	50	2,830	4,900	2.85%	6	7.90%
Baseline	626741	1997	6.2g/t	6.0	32	185	2,820	1290	4	2,380
Wedge Zone Veins
Spire Ck	459710	1999	2,400	52.6	376	408	18,210	3.24%	62	1.51%
Pear	459723	1999	32.5 g/t	41.4	238	2,980	65,500	2.75%	22	4.18%
Waterfall	459718	1999	3,930	33.0	1,830	8,620	12,500	1040	932	5430
Mick	459724	1999	4,750	18.0	610	1,940	36,900	2.51%	16	2.40%
Gossan Ck	129237	1999	2.38 g/t	54.8	134	1,685	58,000	2670	38	20.80%
Contact Ck	129116	1999	315	43.0	344	1,535	33,500	5.09%	238	17.60%
Steen	108547	1997	100	437 g/t	60	301	>100,000	11.65%	88	4.33%
Marcasite Gossan Veins
Lower	8486	1997	<5	<0.2	2,750	15	5,240	<2	122	38
Upper	129054	1999	260	45.0	358	295	2,860	306	132	410
South Downpour Veins
	130289	1998	<5	29.0	96	1,220	2,300	3.20%	670	1,730
Boundary	459805	1998	36.9 g/t	39.4	10	3.93%	50	82	<2	318

Note:  Veins are arranged north to south.

8.1

Carcass Creek Area

The Wedge Zone consists of dozens of distinct veins with common characteristics and mineral assemblage, scattered over a northerly-trending area of 500 x 4,300 metres, extending from the Steen Vein (described by Awmack, 1997), along the east side of the Carcass Glacier and north along the east slope of the Carcass Creek valley (Figure 4).  They are hosted entirely within dacitic to trachytic volcanics, and are accompanied by extensive sericitized envelopes.  Individual veins tend to pinch and swell, locally exceeding 3 metres in width, but can generally only be traced for a few metres or tens of metres along strike and down dip.  Brecciation is common; syn- and post-mineral cross-faulting has further dismembered the veins.  Veins dip steeply and generally trend east-west or north-south.  Sulphide mineralogy is dominated by sphalerite and galena, with lesser tetrahedrite, specularite, pyrite and chalcopyrite.  Sulphide-rich quartz is commonly manganese-stained.

Three vein systems within the Wedge Zone have been mapped at more detailed scales:  the Waterfall, Pear and Mick Zones.  The Waterfall Zone is a structurally-controlled zone of veins, stockwork and alteration which trends 280-300° and dips steeply to the north.   It has been traced over a strike length of at least 50 metres, with a width of about 20 metres. Within this zone, veins are commonly oriented from 250-300° and dip to the north.  Intense vein brecciation, multi-episodic quartz and late carbonate veining with massive to bladed barite all suggest an active hydrothermal system subject to numerous vein events.  The strike length of any single vein appears to be limited to a maximum of approximately 15 metres.  Veins pinch and swell and appear to occupy dilational features within the zone.  Cross-faulting, during and after vein emplacement, has further complicated the geometry of individual veins as well as the entire zone.  Stockwork veining and intense sericite alteration occur within the zone where veining appears limited.  The results of 1999 rock sampling are shown in Table 8.2; Noranda had reported up to 44,300 ppb Au across 1.0 metre from Waterfall Zone chip sampling (Savell, 1990b).

Table 8.2

Wedge Zone - Waterfall Zone Mineralization

Sample		Sample	Au	Ag	As	Cu	Hg	Pb	Sb	Zn
Number	Year	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppb)	(ppm)	(ppm)	(ppm)
459716	1999	1.4	1,750	11.2	1,290	3,250	4,280	714	142	2,440
459717	1999	1.4	7,430	25.0	5,160	9,460	7,050	690	290	1,710
459718	1999	1.0	3,930	33.0	1,830	8,620	12,500	1,040	932	5,430
459719	1999	1.7	965	15.6	834	4,570	5,360	368	184	1,055
459720	1999	0.3	3,330	24.4	2,630	2.09%	8,780	450	318	2,890

The Pear Zone is a complex system of east-west and north-south faulting and sericite-silica alteration zones, located approximately 200 metres north of the Waterfall Zone.  Veining is poddy and erratically oriented, but locally well-mineralized; sample 459723 returned the highest Au assay from the 1999 fieldwork (Table 8.3).

Table 8.3

Wedge Zone - Pear Zone Mineralization

Sample		Sample	Au	Ag	As	Cu	Hg	Pb	Sb	Zn
Number	Year	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppb)	(ppm)	(ppm)	(ppm)
459721	1999	0.35	990	6.6	418	408	8,420	1,830	8	1,080
459722	1999	1.5	3,020	31.2	64	305	9,200	5,510	8	702
459723	1999	1.5	32.5 g/t	41.4	238	2,980	65,500	2.75%	22	4.18%

The Mick Zone, which lies 250 metres southeast of the Waterfall Zone, consists mainly of east-west striking vein segments which dip 35-45° to the north.  The main exception is a vein segment at the south end of the Mick Zone which strikes 340° and dips 35° to the east.  The entire southern outcrop of the Mick Zone is cut by numerous small faults which trend roughly northeast; the east-west vein segments in the southern outcrop could be from a single, highly disrupted quartz-sulphide vein.  Table 8.4 summarizes the 1999 Mick Zone sampling; Savell and Grill (1991) had reported assays up to 9.0 g/t Au from the Mick Zone.

Table 8.4

Wedge Zone - Mick Zone Mineralization

Sample		Sample	Au	Ag	As	Cu	Hg	Pb	Sb	Zn
Number	Year	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppb)	(ppm)	(ppm)	(ppm)
459724	1999	0.7	4,750	18.0	610	1,940	36,900	2.51%	16	2.40%
459725	1999	0.75	1,280	12.4	358	872	35,900	2.61%	160	4,070
459726	1999	2.7	2,310	22.4	726	2,230	25,800	2.21%	106	2.46%
459727	1999	1.5	925	11.8	1,025	2,430	7,500	2.57%	58	6,360

Table 8.5 shows significant results for other Wedge Zone veins.  Most of these samples are from float boulders, both local (felsenmeer or talus) and further-travelled boulders in lateral moraines or carried down Carcass Creek.  The veins from which the outcrop samples were taken are not of significant extent.  Samples 129115 and 129116 were taken at the southern end of the Wedge Zone, about 400 metres north of the Steen Vein.  Like the Steen Vein, they have low Au values associated with several percent Pb+Zn; similar float was found further downstream in Contact Creek in 1997.

Table 8.5

Other Wedge Zone Veins

Sample		Sample	Au	Ag	As	Cu	Hg	Pb	Sb	Zn
Number	Year	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppb)	(ppm)	(ppm)	(ppm)
10532	1999	Float	2,170	9.0	972	2,890	17,850	1,185	12	1.52%
10533	1999	Float	5,750	21.8	1,825	2.60%	7,350	1,045	140	2,810
129005	1999	Float	24.73 g/t	28.6	6,350	2.14%	4,340	6,570	12	3.42%
129008	1999	1.5	2,230	41.0	482	1.29%	6,310	4,310	2	8,450
129013	1999	Float	375	33.2	1,400	3,090	13,270	3,560	12	1.38%
129053	1999	0.5	505	6.0	130	64	7,940	3,730	10	5,620
129109	1999	Float	530	7.6	600	1,180	3,540	2,690	14	5,370
129110	1999	Float	6.48 g/t	36.0	1,110	3,060	17,550	1,255	54	2.25%
129115	1999	Float	45	22.6	114	198	1,870	2.00%	52	3.62%
129116	1999	Float	315	43.0	344	1,535	33,500	5.09%	238	17.60%
129237	1999	Float	2.38 g/t	54.8	134	1,685	58,000	2,670	38	20.80%
129249	1999	Float	1.99 g/t	21.2	718	2,380	44,100	3,980	40	4.26%
459706	1999	Float	245	65.8	310	371	21,000	3,340	48	1.98%
459707	1999	Float	6,620	8.8	1,220	2,560	13,160	4,120	6	1.89%
459709	1999	0.1	345	25.0	198	268	18,710	4,280	12	2.20%
459710	1999	0.6	2,400	52.6	376	408	18,210	3.24%	62	1.51%
459712	1999	1.0	185	385 g/t	548	161	17,130	3,850	274	1,470
459715	1999	0.3	735	7.2	30	70	1,440	1,290	<2	2,600

A float cobble (#10542) with strong textural similarities to the Lower Marcasite Gossan was found in the terminal moraine left by the Carcass Glacier.  This cobble, of sericitized dacite and vein quartz which have been brecciated by very fine-grained pyrite, carbonaceous material and marcasite, contained 50 ppb Au and 424 g/t Ag with elevated As, Hg, Pb and Zn.  Another cobble nearby (#10540) consisted of very fine-grained massive pyrite of unknown genesis; it contained 25 ppb Au, 1085 ppm As and 32100 ppb Hg, with low silver and base metal values.  These geochemical signatures are very similar to those of the Upper and Lower Marcasite Gossan, respectively, but were presumably derived from within the Carcass Creek valley.

Table 8.6

Other Carcass Creek Mineralization

Sample		Sample	Au	Ag	As	Cu	Hg	Pb	Sb	Zn
Number	Year	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppb)	(ppm)	(ppm)	(ppm)
10540	1999	Float	25	0.2	1,085	22	32,100	10	90	4
10542	1999	Float	50	424 g/t	314	46	9,270	894	60	3,390
10544	1999	Float	<5	2	<2	29	1,600	56	<2	8
129121	1999	Float	2.23 g/t	3.2	52	145	1,000	640	<2	2,160
51054	2000	Float	<5	1.4	2,810	1	2,440	<2	42	14
51055	2000	Float	<5	1.8	>10,000	<1	3,100	<2	20	444
51058	2000	Float	205	19.6	646	3,020	1,040	436	30	5,090
51062	2000	Float	95	11.6	1,385	458	21,000	3,200	28	7.93%
51063	2000	Float	75	18.0	568	891	21,600	2,430	34	14.45%

An angular cobble (#129121) of galena-bearing argillite with calcite stockwork was discovered near the north end of the Carcass Grid, assaying 2.23 g/t Au with 640 ppm Pb and 2160 ppm Zn.  Its significance is not clear.

Noranda had reported a sample (#134554) with 1510 ppb Au, 26,413 ppm Pb and 50,339 ppm Zn on the ridge between Carcass and Downpour Creeks, describing it as “Subcrop? of felsic volcanic breccia cemented by very fine-grained massive pyrite” (Savell, 1990b).  Sample #10544, which was taken in 1999 at this location from the remaining half of a previously-sampled cobble matching this description, contained low levels for all elements.  Given the lack of visible galena or sphalerite in a sample reported to contain 7.6% Pb+Zn, it seems likely that two of Noranda’s samples were switched in the lab and this anomalous sample is an illusion.  Several other samples were taken in this general area, none of which returned high values for base or precious metals.

Two boulders (#51054 and #51055) of laminated to clastic massive pyrite, hosted by black argillite, were sampled in the Carcass Creek floodplain near the Lower Carcass fly camp.  These boulders, similar in appearance to the clastic pyrite float sampled previously from the Marcasite Gossan area, likewise contained low base and precious metals but elevated As and Hg.  They could have been derived from anywhere in the upper Carcass Creek valley and may indicate that Marcasite Gossan-style exhalative sulphides occur here as well.  Sample #51058, taken from another boulder near the Lower Carcass fly camp, is texturally similar to some of the Wedge Zone veins and was probably derived from one of them.

Several near-source sulphide-rich basalt(?) boulders were sampled at the top of a talus slope immediately west of Carcass Creek, returning moderate Au and Ag with high Pb, Zn and Hg values.  Little altered feldspar-phyric basalt outcrops a few metres above this float and this occurrence is probably of limited areal extent and significance.

8.2

Marcasite Gossan

A brecciated quartz-sulphide vein was discovered at the north end of the Upper Marcasite Gossan in 1999 (Figure 4).  It can be traced for about 30 metres, oriented at 200°/70°W, swelling to five metres in width before pinching out to the south.  It is composed of white quartz, with local colloform banding, which has been brecciated jointly with its potassically altered host rock and infilled by carbonaceous silica and pyrite.  Table 8.7 summarizes results from this vein.  Sample #129054 is the first rock sample from the Marcasite Gossan area with a significant gold content; otherwise the geochemical signature of these samples is similar to those previously reported from the Upper Marcasite Gossan.

Table 8.7

Upper Marcasite Gossan Vein

Sample		Sample	Au	Ag	As	Cu	Hg	Pb	Sb	Zn
Number	Year	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppb)	(ppm)	(ppm)	(ppm)
129054	1999	Float	260	45.0	358	295	2,860	306	132	410
129244	1999	4.8	10	24.8	48	32	590	130	14	204
230805	1997	1.0	10	24.6	268	46	1,350	192	42	1,390
51101	2000	Float	<5	1.0	<2	6	1,520	<2	<2	<2

A boulder (#51101) of limestone-hosted massive pyrite was found in the talus between the Lower and Upper Marcasite Gossans.  It is not clear whether the pyrite is syngenetic or a replacement of the limestone.  This sample contained elevated Hg, similar to the fossiliferous limestone bed intersected by drill hole RDN99-5 between the Upper and Lower Marcasite Gossan.  This boulder supports the hypothesis that the fossiliferous limestone is facies-equivalent to the clastic massive pyrite previously noted in float at the Marcasite Gossan.

8.3

South Downpour Area

A few mapping and prospecting traverses were carried out to find the source of a linear Au soil geochemical anomaly in the South Downpour Grid area which follows the north-south valley formed by the headwaters of Downpour and Nelson Creek (Figure 4).  The 1999 follow-up showed that the anomalous soil samples are underlain by an alluvial fan composed of Stikine Assemblage (DMSV) mafic to rhyolitic(?) volcanic boulders derived from west of the Forrest Kerr Fault.  Several milky quartz+carbonate veins with variable pyrite and chalcopyrite were sampled, one of which contained 440 ppb Au.  Further upslope to the west, a foliated and contorted rhyolite(?) with clots of pyrite and chalcopyrite contained 425 ppb Au and elevated As, Cu and Hg.  It is probable that the South Downpour gold-in-soil anomaly is derived from Stikine Assemblage-hosted mineralization of one or both of these styles, carried down by the alluvial fan.

Table 8.8

South Downpour Mineralization

Sample		Sample	Au	Ag	As	Cu	Hg	Pb	Sb	Zn
Number	Year	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppb)	(ppm)	(ppm)	(ppm)
129227	1999	Float	440	<0.2	2	87	<10	<2	<2	6
129228	1999	Float	425	3.2	378	1,485	2,880	28	18	28

8.4

Contact/Cole Creek Area

The easternmost dacite outcrops between Contact and Cole Creeks (Figure 4) have been silicified, brecciated and infilled by fine-grained pyrite and graphite.  Vein quartz fragments are locally present in the breccia.  Several samples contained elevated As, Pb and Zn.  In sample 238441, breccia fragments were entirely composed of vein quartz and clots of sphalerite were noted in the matrix; it contained higher values for all base and precious metals.  These altered dacite outcrops lie immediately below (stratigraphically) the inferred position of the Eskay-equivalent contact with the overlying mafic/clastic package and could represent footwall alteration in a VMS system.

Table 8.9

Contact/Cole Creek Mineralization

Sample		Sample	Au	Ag	As	Cu	Hg	Pb	Sb	Zn
Number	Year	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppb)	(ppm)	(ppm)	(ppm)
238841	2000	0.6	140	92.4	2980	2600	2830	2380	598	1.31%
238842	2000	Float	<5	20.4	390	76	540	416	26	1110
238844	2000	Float	<5	7.4	170	92	470	142	24	1245

9.0

EXPLORATION

1997 Exploration:

In August 1997, Rimfire carried out mapping, prospecting and soil sampling in the More Grid, Cole Creek, Jungle Anomaly and Marcasite Gossan areas (Awmack, 1997).  Infill soil lines on 50-metre centres were run in the Jungle Anomaly area west of Downpour Creek and reconnaissance lines at 100 metre intervals to the east.

More Grid Soil Sampling:

The 1997 More Grid sampling showed the More soil geochemical anomaly to lie almost entirely over the central fault slice of felsic volcanics, covering an area of 250 x 800 metres.  To the north, the anomaly is truncated by the swamp marking the edge of the More Creek flood-plain.  To the south, no anomalous values are found south of 1700N.  Campbell et al (1991) inferred a fault trending 070° at approximately 1725N, based on discontinuities in VLF-EM conductors.  No geological evidence was seen for such a fault, but it would help explain the southern termination of the soil anomaly.  To the west, the soil anomaly continues down for at least 50 metres into the western fault slice of Betty Creek Formation andesite.  This is thought to represent downslope dispersion from the strongest sections of the main anomaly.

Table 9.1

Rimfire RDN Exploration Programs

Years	Company	Current Claims	Geochemistry	Geophysics	Drilling, Trenching
1997	Rimfire	RDN 1-10	648 soils, 156 rocks, 4 whole rocks
1998	Rimfire	RDN 1-10, 13-18	1727 soils, 179 rocks, 33 whole rocks		Backhoe trenching: 129 m
1999	Rimfire	RDN 1-13	16 silts, 425 soils, 159 rocks, 35 whole rocks	Ground: 7.4 line-km magnetics, 7.4 line-km VLF-EM	9 DDH: 574.2 m (1,884’)
2000	Newmont	RDN 1-4, 6, 10-13	12 silts, 165 soils, 32 rocks, 4 whole rocks	Ground: 26.8 line-km UTEM
2001	Newmont	RDN 2, 4, 11, 13		Ground: 0.525 line-km Max- Min II	13 DDH: 2,255.8 m (7,401’)
2002	Homestake	RDN 1,3, 5-12, 14, 16	37 silts, 207 soils, 93 rock, 10 whole rock		9 DDH: 1,125.9 m (3,694’)
Total	1997 to	2002:	65 silts, 3172 soils, 619 rocks, 86 whole rocks	Ground: magnetics, VLF-EM, UTEM, Max-Min II	31 DDH: 3,922.1 m (12,865’), 129 m trenching

Downpour Grid Soil Sampling:

The Jungle Au+As+Ag+Pb soil geochemical anomaly was defined over an area of 100 x 450 metres; a cobble of silicified, pyritic argillite from within it assayed 25.44 g/t Au.  Noranda had targeted two diamond drill holes at the Jungle soil anomaly, with holes RG90-12 (-48°, 46.0m) and RG90-13 (-60°, 30.5m) abandoned in overburden after coring through boulders of “black siltstone and oxidized felsic volcanic”.  Both of these holes were drilled down a 35° hillside, undoubtedly worsening drilling conditions.  A multi-element soil anomaly lies on the western end of line 7500N, between 7450 Creek and 7500 Creek, and covers the wide zone of faulting associated with the Carcass Fault, including silicified slivers of felsic volcanics and sheared argillite subcrop.

Geological mapping and prospecting was carried out at a scale of 1:2,500 over portions of the More and Downpour Grids, with emphasis on the Marcasite Gossan, Cole Creek, the Jungle soil anomaly and the More Grid Au+Pb+Zn soil anomaly.  A total of 156 rock geochemical samples were taken (31 from the More Grid and 125 from the Downpour Grid) during the course of geological mapping and prospecting.  Three thin+polished sections were described by Dr. Jeff Harris (1997) to identify lithologies and styles of mineralization.  One of which was determined to be a sample of a brecciated shale with a possible volcanic component and containing pyrite and sphalerite.

Mapping of the Marcasite Gossan showed it to be a seafloor magmatic/hydrothermal vent.  The Steen Vein was discovered in Cole Creek; it assayed 279 g/t Ag across a true width of 2.0 metres, flanked by 20 metres of hanging wall stockwork grading 20 g/t Ag.  On the More Grid, another quartz-sulphide vein breccia (the “Baseline Showing”) was discovered 240 metres southwest of the Main Zone, assaying 6.21 g/t Au across 1.1 metres (Awmack, 1997).

1998 Exploration:

In August and September 1998, Rimfire carried out 160 man-days of line-cutting, geological mapping, prospecting, soil sampling and backhoe trenching on the RDN property (Awmack and Baknes, 1998).  Gridwork and soil sampling were conducted in five areas:  Arctic Grid, NE Downpour Grid, Jungle Anomaly, South Downpour and Marcasite Gossan.

Three trenches totalling 129 metres were excavated on the Jungle soil geochemical anomaly using a Kubota KX-41 backhoe, operated under contract by Peak Explorations Ltd. of Smithers, B.C.  No outcrop was encountered by the trenching, but homogeneous colluvium, thought to be locally derived, was present in each trench.

Geological mapping and prospecting was carried out at a scale of 1:2,500 over the new grids and between the Marcasite Gossan and Cole Creek.  Three thin+polished sections were described by Dr. Jeff Harris (1998) to identify lithologies and styles of mineralization.  One of these specimens was determined to be a pyritic exhalative chert with altered volcanic inclusions.  Four fossils were collected and dated by Dr. Paul Smith of the University of British Columbia, however dating was inconclusive.

NE Downpour Grid Soil Sampling:

The NE Downpour Grid was laid out over the northeastern strike projection of the Jungle Anomaly, on the east side of Downpour Creek where no previous mapping had been done.  There are no significant geochemical anomalies on the NE Downpour Grid.

Downpour Grid Soil Sampling:

The South Downpour gridwork consisted of a southward extension of the existing Downpour Grid to cover the projected extension of favourable stratigraphy onto the newly-acquired RDN 13 claim.  Soil geochemistry is problematic through this area because of numerous talus fans and moraines, which have the effect of masking soil anomalies derived from residual soils.  Limited soil sampling by Savell (1992) had indicated the presence of elevated Au values near the property’s southern boundary, associated with the Boundary Zone Au-Cu veins.  This was confirmed by the 1998 sampling, with two Au-rich samples from the vicinity of veining and the 1991 drilling.

Elevated Au values extend discontinuously for 1200 metres in a north-south direction from the head of Nelson Creek, through the pass into the headwaters of Downpour Creek and down Downpour Creek to Sand Lake.  No sampling has been done along this trend north of Sand Lake, leaving the anomaly open in this direction.  The Au values are not readily attributable to downslope dispersion nor can they be attributed to some sort of placer concentration.  This anomaly marks the transition from the dacitic/trachytic volcanic package (lJDT, lJPO and lJDM) to the overlying mafic volcanic/sedimentary package (mJBA, mJSE) on the west limb of the Downpour Anticline.  This stratigraphic contact is equivalent to the host contact for Eskay Creek’s 21 Zone ore-bodies.  The Au soil anomalies could mark the presence of Au-bearing Eskay Creek-style stratiform sulphides.

A strong, multi-element Pb+Zn+Ag+Ba+Cu soil geochemical anomaly covers an area of about 400 x 700 metres.  The anomaly remains open in the unsampled area to the north and may extend through an unsampled area into an anomaly 700 metres north.  To the south, this anomaly extends discontinuously to the property’s southern boundary, and is truncated by a north-south fault and Stuhini Group volcaniclastics to the east.  Grab sample 459809 was taken just upslope from the heart of the anomaly; it contained 1.60% Pb and 3770 ppm Zn from patches of galena and sphalerite in weakly silicified dacite.  This multi-element anomaly extends south through chip samples 130275-276, which were taken from carbonaceous and siliceous argillite with disseminated and stringer-hosted sphalerite and galena.  The mapped extent of the argillite, which contained 904-3510 ppm Pb and 2780-3100 ppm Zn, is too restricted to account for more than a small part of the soil anomaly.

A restricted Pb+Au+Zn soil anomaly extends from 1100N 5250E to 1200N 5500E, with peak values of 558 ppm Pb, 85 ppb Au and 656 ppm Zn.  Grab sample 130284, with 1.36% Pb, 190 ppb Au, 2930 ppm Zn and 2190 ppm Cu, was taken from sheared maroon agglomerate with patchy sulphides in the heart of this anomaly.  This style of mineralization, which may be responsible for the remainder of the anomaly, appears to hold limited economic significance.  A strong Cu-only soil anomaly covers an area of 600 x 200 metres along the western slope of Downpour Creek between lines 1900N and 2500N.  It remains open to the west, where the highest Cu values are also present, suggesting a source upslope from the soil grid.  Grab sample 459827, with 1660 ppm Cu and 25 ppb Au, was taken from malachite-stained phyllitic argillite upslope and north of this soil anomaly, from rocks thought to be Paleozoic.  Alternatively, the Cu soil anomaly could reflect unrecognized mineralization or higher background Cu levels in Paleozoic mafic volcanics(?) which appear to underlie this slope west of the inferred Forrest Kerr Fault.

Soil sampling, consisting of further 50-metre infill lines to the north, were established to ensure that the Jungle anomaly was closed off.  This infill sampling confirmed previous results, adding definition to the main Au+As+Ag+Pb soil anomaly.  In addition, three anomalous samples were taken from line 7700N 1580-1625E; no source is known for this anomaly.  In addition, a line through the heart of the Jungle anomaly, with a shallower “B” horizon soil sample and a deeper “C” horizon soil sample at each site returned very similar or slightly higher values for the deep samples relative to the shallow ones.

Arctic Grid Soil Sampling:

The reconnaissance-scale Arctic Grid was laid out on the west side of the north fork of More Creek.  Previous mapping had indicated the presence of Hazelton Group rhyolite in this area; this was confirmed during mapping concurrent with the soil sampling.  Analysis of soil percentile levels show the Arctic Grid to be almost entirely devoid of elevated base and precious metal values.  Those which are present occur primarily as isolated 1-3 sample anomalies which do not extend between lines.  The most noteworthy of these single-station anomalies occurs at 5400E 5800N, which lies between the Arctic and Bear Magnet Faults, on the eastern flank of a ridge of aphanitic rhyolite (lJRY1).  No mineralization has been found to explain this anomaly.

1999 Exploration:

In July 1999, Rimfire carried out an initial evaluation of the newly-staked RDN 11 and 12 claims from a fly camp in the Carcass Creek valley (Awmack, 1999).  This was followed in August by a nine-hole diamond drilling program based from a drill camp immediately north of the Marcasite Gossan.  Geological mapping, prospecting, soil sampling and VLF-EM surveying were concentrated on the newly-staked RDN 11 and 12 claims, which cover the bulk of Noranda’s 1990-91 drilling and a large, open-ended, multi-element soil geochemical anomaly reported by them.  Geological mapping and prospecting were carried out at a scale of 1:2,500 over several areas on the property.

Carcass Grid Soil Sampling:

The Carcass Grid was laid out to cover the Noranda soil geochemical anomaly (the “Wedge Anomaly”) east of Carcass Creek and extend it to the north and west.  This anomaly covers an area of 800 x 2,600 metres, remaining open to the north and west.  The Wedge Anomaly is entirely underlain by the package of dacitic/trachytic volcanics (lJDT) which extends north from the Gossan Creek subvolcanic porphyry (lJPO1).  It fringes the highly altered and pyritic subvolcanic porphyry, which is itself generally overlain by only background geochemical values; the porphyry may have served as the hydrothermal source for mineralization in the area of the Wedge Anomaly.  Quartz-sulphide veining (collectively, the Wedge Zone) is common throughout the area underlain by the Wedge Anomaly.  The southern portion of the Wedge Anomaly is dominated by Pb, Zn and As, with only erratic Au and Ag values.  This corresponds to the Wedge Zone quartz-sulphide veins sampled in this area, with low ratios of precious to base metals.

The strongest portion of the Wedge Anomaly, particularly for Au, Ag, Cu and Hg, extends for 1,100 metres north along the eastern slope of Carcass Creek from the toe of the Carcass Glacier.  The Waterfall, Pear and Mick Zones and the Au-bearing veins intersected by Noranda’s Wedge Zone drilling all lie immediately upslope from the southern 500 metres of this anomaly.  However, the northern 500 metres is the strongest part of this anomaly and remains unexplained by the limited drilling done to date. The western portion of this anomaly, on the gentle slopes approaching Carcass Creek, is underlain by lateral moraines containing abundant boulders of quartz-sulphide vein float derived from Wedge Zone veins upslope and up-valley.  The high soil values for this part of the anomaly have been transported and do not reflect underlying mineralization.

A clay-rich terminal moraine extends northeasterly from about 9900N 7725E on the Carcass Grid, effectively truncating the Wedge geochemical anomaly.  However, beyond the northern edge of the end moraine, a few anomalous soil samples were taken; one sample on the northernmost line sampled contained 165 ppb Au, indicating the need for further geochemistry to the north.  Gold-bearing quartz-sulphide float was also found in this area, which lies near the contact between the same dacitic package as hosts the Wedge Zone veins and the stratigraphically overlying upper Hazelton Group clastic sediments.

Reconnaissance Soil Sampling:

Two lines of contour soil samples and two lines of creek bank soil samples were run in the vicinity of a large rhyolite outcrop (mJRY1) northeast of the Carcass Grid.  Soil values were at background levels, with the exception of spotty high As, Cu and Hg values.  The source of these high values is unclear; rock samples from this area were not anomalous.

A 7.4 line-km magnetic/VLF-EM survey was performed over the Carcass Grid in 1999, in order to define the location of the Forrest Kerr Fault and the areal extent of black argillite (mJSE3) exposed in Carcass Creek.  Most of the grid overlies thick lateral moraines, with outcrop control only on the eastern and extreme southern edges of the grid.  This survey was conducted by Amerok Geosciences Ltd. the following discussion is largely based upon Power (1999).

“The VLF-EM survey detected a very weak, primarily contact-type anomaly…[that] follows the argillite/dacite contact where known from mapping and drill hole information…The character of the geophysical response strongly suggests that the contact between the two rock units is stratigraphic and not structural.”  The entire length of this contact anomaly is covered by moraines, but it does fit well with mapped outcrops at the extreme southern end of the grid.  North of the grid, the argillite is in stratigraphic contact with dolomitic wacke; this anomaly shows the contact between argillite and an “electrically resistive rock”, which is likely dacite at the southern end of the grid, but may be dolomitic wacke or another lithology further north.  An enigmatic VLF-EM response, extending from 9700N 7525-7700E to 9800N 7500-7725E “is tentatively ascribed to conductive overburden or possibly to a flat to very gently dipping, shallow conductive rock unit.”  The overburden in this area between Carcass Creek and the Forrest Kerr Fault does not appear different from elsewhere, consisting of prominent ridges of lateral moraine; the conductor’s source remains unknown.

“The total magnetic field survey recorded relief in the order of 120 nT over the entire grid.  A region of positive magnetic response in the eastern portion of the grid area is coincident with the dacite unit.  There are several isolated positive anomalies west of the dacite including a high amplitude response on the extreme western portion of the grid at 9800N 7450E.”  The Carcass Grid only crossed to the west side of the Forrest Kerr Fault on a few lines; the magnetic high at 9800N 7450E is underlain by weakly magnetic Devono-Mississippian basalt (DMSV1 and DMSV2).  This magnetic high helps to constrain the location of the Forrest Kerr Fault.

Nine holes totalling 574.2 metres (1,884’) of ATW and BTW core were drilled in August and September 1999.  Results of 1999 to 2002 drilling are presented in section 10.0.  Microprobe analysis was done on one core specimen from hole RDN99-05 to verify the presence of rhodochrosite.  One thin section from a 1998 rock sample was described petrographically by Dr. Jeff Harris (1999) and one core specimen was analyzed for mineralogy by SEM/EDS (Raudsepp and Pani, 1999).  Thin section examination and whole rock geochemical interpretations classify this sample as a breccia flow or tuff of rhyolite to rhyodacite/dacite composition.

2000 Exploration:

The RDN property was optioned by Newmont Exploration of Canada Limited in early 2000 (Awmack, 2000).  Newmont carried out a UTEM ground geophysical survey in June and July 2000, accompanied by limited mapping, prospecting and soil geochemical sampling.  Limited geological mapping was done by the author during the layout and surveying of the UTEM grid.  In addition, mapping, prospecting and contour soil sampling were carried out in the previously unexplored terrain between the Carcass and More Grids on the RDN 10 and 11 claims.

Contour soil sampling, carried out entirely in the relatively barren “hanging wall” clastic/basalt sequence of the Hazelton Group, did not yield any significant soil anomalies.  Silt samples results were uniformly low, reflecting the relative lack of mineralization in the Hazelton Group “hanging wall” clastic/basalt package and the Devono-Mississippian rocks which these streams drain.

The UTEM survey, totalling 26.8 line-km, was designed to test 6.7 kilometres of the “Eskay-equivalent” stratigraphic contact between the “footwall” felsic volcanics (lJDT, lJPO) and the “hanging wall” mafic/clastic package (mJSE and mJBA) (Figure 4).  UTEM survey lines, spaced 200 metres apart, were chained, slope-corrected and cut where necessary, mainly from existing cut baselines.  Due to heavy snow, the lines in the South Downpour area (L900N-L2500N) had to be run from a new baseline.  Stations were marked by blue pickets and green flagging, to differentiate them from the existing soil stations with pink and blue flagging.  In keeping with the orientation of the pre-existing soil grid, UTEM survey lines were run at 088.5°/268.5° on the Downpour Grid and 090°/270° on the Carcass Grid.  The existing baseline “200E” was relabelled “5200E” from L2700N to L5100N, to fit with nomenclature on the South Downpour Grid.  The UTEM survey was contracted to S.J. Geophysics Ltd. of Delta, B.C. and results and interpretation were reported separately by Jim Wright of Newmont (Wright, 2000).

Wright (2000) described six UTEM conductors (my comments in italics):

Zone A (Carcass Creek and Downpour Creek):  This corresponds to the Forrest Kerr Fault on the twenty-three (23) lines which crossed the fault.  The fault is interpreted to have graphite and/or sulphides on the fault plane.  This graphitic material coupled with the relatively large size of the conductor produces the very low channel responses.

Zone B (Carcass Creek, lines 9000-10200N):  This zone lies within the prospective lithologies and is of a scale similar to Eskay Creek.  The responses on lines 9200 and 9400 indicate a good to excellent conductor.  Sulphides are indicated.  A depth to source of 30 metres is indicated with a westerly dip.  The lessening of channel responses to the north and south would be consistent with an Eskay type anomaly, where variable conductivity is to be expected.  From a geophysical standpoint, this is the most attractive anomaly on the property.  This conductor coincides well with the position of the dacite/clastic contact inferred from the 1999 VLF-EM survey.  Where exposed upslope to the east, the dacite is altered and host to widespread gold-bearing quartz-sulphide veining, which could represent footwall alteration/mineralization to an Eskay Creek-style seafloor mineralizing system.

In particular, the Waterfall Zone is a >20m wide zone of intense sericitization with abundant discontinuous quartz-sulphide veining which trends 280-300° and dips steeply to the north, hosted by the footwall dacite.  Noranda reported up to 44.3 g/tonne Au in a 1-metre chip sample from one of these veins.  The vein/alteration zone appears discordant to the felsic stratigraphy and may represent a feeder system similar to Eskay’s 109 and Pumphouse zones.  It projects to the felsic/clastic contact at L9400N/7675E, very near the axis of Zone B.

Zone C (Downpour Creek, lines 6300-6700N):  This is a flat-lying conductor near the Jungle Zone.  The conductivity is not very high, but the zone appears to be of significant volume.  Width of the flat-lying body approaches 200 metres. This should be examined as a possible overburden response.  The central portion of this anomaly overlies thick ferricrete; the northern and southern parts are not well-exposed.

Zone D (Marcasite Gossan area, lines 4100-4900N):  This is a conductor of intermediate conductivity.  Its axis passes between the Upper and Lower Marcasite Gossans and was cut by drill hole RDN99-05, which did not intersect a conductive lithology.  However, black argillite was mapped a few tens of metres to the south along strike and clastic massive pyrite cobbles are thought to have been derived from syngenetic sulphides deposited above the Lower Marcasite Gossan.  The clastic massive sulphides cobbles, however, contain low base and precious metal values.

Zone E (east of Marcasite Gossan, lines 3300-4300N):  The surface trace of the zone falls within the overlying mafic volcanics.  Depth to source on line 4100N is approximately 150 metres; however, the long wavelength nature of the response makes a definitive interpretation difficult.  The northern part of the zone (i.e. lines 4100N and 4300N) may be indicating a conductor at the favourable horizon.  This would be down-dip from the Marcasite Gossan, where we have documented sea-floor venting of hydrothermal fluids, certainly an interesting spot to search for more sea-floor sulphide accumulation, possibly with better grades.

Zone F (Nelson Creek, line 900N):  One line response near the Boundary Zone, perhaps an extension of the Boundary Zone.  There is no outcrop in the immediate vicinity of this conductor, but hole RG91-30 was drilled within dacite, a few tens of metres to the south.  Veining in the Boundary Zone area is felsic-hosted massive pyrite-chalcopyrite; the response may be due to one of these veins.

South of Zone C, Wright (2000) marked an unnamed conductor at L6100N/1025E.  This lies very close to the sphalerite-bearing altered dacite outcrops described in Section 8.4 as possible footwall alteration; the conductor should be re-examined in that light.  East of Sand Lake, at the head of Downpour Creek, Wright indicates a two-line conductor (lines 2500-2700N), along the contact between dacite and the “hanging wall” basalt.  Immediately downslope is the unexplained South Downpour Au soil geochemical anomaly which parallels this contact for 1,300 metres and could be related to Eskay Creek-style mineralization along it.

2001 Exploration:

Newmont carried out a two phase exploration program of ground electromagnetic surveying and diamond drilling in June and July, and September 2001 (Stammers and Montgomery, 2001).  Limited frequency domain (Max-Min II+) electromagnetic surveying, totalling approximately 525 line-metres on two lines in the Wedge and Marcasite Gossan Zones, was conducted by SJ Geophysics Ltd. to confirm 2000 UTEM anomalies.  The Max-Min survey confirmed the presence and location of UTEM anomalies on these two lines, and that other UTEM anomalies could be reliably drilled with no additional groundwork.  The Max-Min survey did not add significantly to interpretations of the UTEM data and was not as effective as UTEM surveying in this terrain.

A total of 2,255.82 metres (7401 feet) of NQII diamond drill holes were cored in 13 holes, including ten holes in the Wedge Zone, and one hole each at the Boundary, Sand Lake and Downpour Creek Zones.  The holes were drilled by the Major Drilling Group of Smithers, BC. utilizing a JT2000 portable fly rig.   The drill holes, which ranged in length from 90 to 300 metres, targeted UTEM electromagnetic conductor axes.  Each hole was logged for lithology, alteration, mineralization, structure, core recovery, and rock quality density (RQD).  Diamond drill core is stored at two locations; core (Holes RDN01-10 to -13 and RDN01-17 to -22) from the Wedge Zone is stored in durable 4 x 4 post racks at More Creek camp while holes RDN01-14 to -16 are safely cross-stacked near the 1999 core at the Marcasite camp site on Downpour Creek.

Seven samples from drill core were selected for petrographic examination by PetraScience Consultants Inc. (Gale and Thompson, 2001a and 2001b).  Two samples from drill hole RDN01-11 and RDN01-13 were determined to be pervasively silicified and sericite-siderite altered feldspar-porphyritic volcanic rocks containing sphalerite, pyrite, chalcopyrite, galena, tennantite, and tetrahedrite.  SEM analysis of the sample from RDN01-13 identified native Bi and an unidentified species of Pb-Bi-Ag.  A second sample from RDN01-11 was determined to be a breccia with potassium feldspar-rich lithic and crystal fragments that contains orpiment, sphalerite, chalcopyrite, tetrahedrite-tennantite, galena and pyrite.  The remaining four samples were from hole RDN01-17, the most significant of which consists of a sericite-quartz-carbonate zone in contact with massive sulphides comprising sphalerite, chalcopyrite, pyrite, galena and tetrahedrite-tennantite.  Contact relations suggest that the massive sulphides are not of vein origin and may be of replacement origin.  The other specimens are of; flow breccias with feldspar-biotite porphyritic lithic clasts, sphalerite, pyrite and tetrahedrite-tennantite, and sericite-carbonate-calcite altered porphyritic rock with potassium feldspar, quartz and plagioclase phenocrysts, sphalerite, pyrite, chalcopyrite, galena and tetrahedrite-tennantite.

2002 Exploration:

Subsequent to Newmont electing to terminate their option in 2001, the property was then optioned to Homestake Canada Inc.  Homestake staked additional claims and conducted detailed geological mapping, sampling, prospecting, soil and stream sediment sampling, and diamond drilling in 2002 (Gale et al, 2003).  Nine angled NQII drill holes, including one auto-wedge hole, totalling 1,092.11 metres (3,582 feet) were cored by Hytech Drilling Ltd. of Smithers, B.C. utilizing a Tech4000 portable fly rig.  Eight of these holes, which ranged in length from 20 to 320 metres, were cored in the Jungle Zone area and the ninth hole was collared 700 metres to the northwest of the Jungle Zone and targeted the stratigraphy around the Carcass Creek Fault.  Each hole was logged for lithology, alteration, mineralization, and structure.  A temporary logging and core sampling facility was set up at Equity’s Marcasite Drill Camp on Downpour Creek and 2002 core is safely cross stacked at this camp.

Geological mapping on the RDN and MOR properties was ongoing throughout the drilling program, and the main focus was examining areas that had received limited attention in the past and that are underlain by volcanic rocks similar to the Eskay Creek stratigraphic package.  These areas included, from north to south; the Arctic Grid, the DK area (situated approximately 2 km northeast of the Wedge Zone), the Carcass Fault, and the valley west of the South Gossan.

Significant soil anomalies were identified in two zones; the DK and MOR 2 Zones.  The DK Zone anomaly consists of an As-Hg-Sb anomaly (highest As, 5th highest Hg, and the 2nd highest Sb value in the 2002 program).   The anomalous sample is underlain by mudstone/siltstone about 100m west of rhyolite.  The MOR 2 claim area northeast of the DK Zone is also significant because of four samples with multi-element anomalies underlain by tuffaceous dacite, mudstone/siltstone and tuffaceous andesite.  In addition to numerous single element anomalies, this area is marked by anomalous Ag, Sb, Zn, As, and Hg.

Silt sampling identified six coincident anomalies were found and are ranked according to the type and strength of the anomalous elements, similarity of rocks to Eskay stratigraphy and the density of anomalous samples.

1.

Sample #11656 in the Arctic Grid that returned anomalous Au and Pb draining an area of rocks  with the strongest similarity to stratigraphy at Eskay Creek.  However, soil sampling in the Arctic Grid upstream of this sample was almost entirely devoid of elevated base and precious metal values.

2.

West of Marcasite Gossan sample #1523 was anomalous in Au, As and Sb, and sample 1521 was anomalous in Au, As and Cu.  Only preliminary mapping has been carried out here, but a mudstone in contact with a possible rhyolite flow was noted.

3.

Sample #1503 in the DK Zone is marked by a coincident Ag, As and Sb anomaly, and drains an area of prospective geology.

4.

West of the Wedge Zone five samples returned multi-element anomalies over a distance of 1200 metres.  Sample #1507 is anomalous in Au, As, Pb and Zn, and other samples are anomalous in As, Sb, Hg, Cu, Pb and Zn.  These samples were collected below a large gossan on the slope above the sampled area and an extrapolation of the mudstone/rhyolite flow west of Marcasite Gossan into this area.

5.

A drainage that feeds into More Creek in the northern part of the DK/MOR 2 area had three samples (#1504, #1502 and #2913) with anomalous Pb, Hg and Zn.  Other samples from other tributaries in the same watershed (#4018, #1500 and #1501) were also anomalous in either Zn or Hg.

6.

In the East Downpour Creek there is one sample anomalous in Ag and Zn.  Little geological mapping has been carried out in this area

10.0

DRILLING

The 1999 diamond drilling program, totalling 574.2 metres of ATW and BTW core in nine holes, was directed at quartz-sulphide veins in the “footwall” dacite (lJDT) package and the potential for Eskay Creek-style VMS mineralization along the contact between the dacites and the “hanging wall” basalt/clastic sediment package (Figure 4).  The vein targets were tested with short ATW holes, using Falcon’s F-1 drill.  Five F-1 holes tested the Main/Club Zone (RDN99-02, -03, -09), the Baseline Showing (RDN99-04) and the Waterfall Zone (RDN99-08).  The Eskay Creek-style drill targets were stratigraphic+geochemical in nature, requiring deeper holes better suited to the F-1000 drill.  Four holes were directed at Eskay Creek-style targets in the Marcasite Gossan (RDN99-05, -06) and Jungle Anomaly (RDN99-01, -07) areas.  Table 10.1 summarizes 1999 to 2002 drill hole locations and orientations.

Table 10.1

Diamond Drill Survey Data

Drill Hole	Zone	UTM Coordinates (NAD 83)		Core Size	Azimuth (°)	Inclination (°)	Length (m)
RDN99-01*	Jungle	6317 325N	401 395E	BTW	n/a	-90	56.7*
RDN99-02	Main	6323 995N	399 315E	ATW	165	-45	36.0
RDN99-03	Main	6324 018N	399 309E	ATW	165	-60	38.1
RDN99-04	Baseline	6323 750N	399 225E	ATW	060	-45	43.9
RDN99-05	Marcasite	6314 607N	400 260E	BTW	300	-50	132.9
RDN99-06	Marcasite	6314 565N	400 385E	BTW	303	-70	154.5
RDN99-07*	Jungle	6317 303N	401 415E	BTW	n/a	-90	39.3*
RDN99-08	Waterfall	6319 300N	400 050E	ATW	200	-45	39.6
RDN99-09	Club	6323 945N	399 160E	ATW	165	-45	33.2
RDN01-10	Wedge	6319 390N	399 732E	NQII	270	-65	152.40
RDN01-11	Wedge	6319 389N	399 739E	NQII	090	-60	161.54
RDN01-12	Wedge	6319 405N	399 622E	NQII	270	-75	152.40
RDN01-13	Wedge	6319 990N	399 802E	NQII	270	-65	188.98
RDN01-14	Camp	6315 110N	400 562E	NQII	270	-65	149.35
RDN01-15	Sand Lake	6312 721N	399 975E	NQII	090	-60	88.39
RDN01-16	Boundary	6311 081N	399 935E	NQII	090	-60	88.39
RDN01-17	Wedge	6319 380N	399 831E	NQII	280	-65	118.87
RDN01-18	Wedge	6319 215N	399 839E	NQII	270	-65	161.54
RDN01-19	Wedge	6319 592N	399 864E	NQII	270	-60	301.75
RDN01-20	Wedge	6319 377N	399 882E	NQII	270	-65	286.51
RDN01-21	Wedge	6320 186N	399 840E	NQII	270	-65	240.79
RDN01-22	Wedge	6319 964N	399 847E	NQII	270	-65	164.90
RDN02-23	Jungle	6317 225N	401 432E	NQII	270	-50	71.93*
RDN02-24	North Jungle	6317 626N	401 760E	NQII	274	-50	41.76*
RDN02-25	North Jungle	6317 626N	401 760E	NQII	270	-50	319.74
RDN02-26	Jungle	6317 309N	401 418E	NQII	290	-50	36.88*
RDN02-27	Jungle	6317 433N	401 324E	NQII	270	-88	96.01*
RDN02-27W	Jungle	6317 433N	401 324E	NQII	270	-88	20.12*
RDN02-28	Carcass Fault	6317 433N	401 324E	NQII	270	-50	106.38*
RDN02-29	North Jungle	6317 635N	401 578E	NQII	290	-50	324.92
RDN02-30	Carcass Fault	6317 873N	400 996E	NQII	260	-50	74.37*
						Total:	3,922.13

*  Hole abandoned due to poor ground conditions, prior to reaching target depth.

Four areas were tested with drilling in 2001, the Wedge Zone to the north and the southern Boundary, Sand Lake and Marcasite Camp zones.  Past work at the Wedge Zone identified geochemical signatures in altered dacites that are similar to the Eskay Creek deposit.  Highly anomalous Au values have been intersected in previous drilling by Noranda and Rimfire at the Wedge Zone.  Disseminated mineralization in quartz flooded felsic tuff from hole RG90-15 returned 38.7 metres of 0.6 g/t Au and quartz sulphide veins in hole RG91-16 assayed 359.7 g/t Au over 0.45 metres.  Past work at the Boundary and Marcasite-Camp areas also identified anomalous Au values, as well as massive bedded, non-auriferous pyritic sulphides at the Marcasite Gossan.  Drill hole collar target locations were selected based UTEM anomaly locations on local line coordinate eastings.  Conversely, holes were not specifically planned to test a favoured stratigraphic horizon.  However holes RDN01-19, 20 and 22 provided a sufficient test of favoured Eskay Creek style lithological units and boundaries.

The 2002 drill program focused on the Jungle Anomaly with eight of the nine drill holes located in this area and the final hole (RDN02-30) was collared 700 metres to the northwest.  Drilling focused on the North Downpour Creek Valley, and in particular a series of Au-As soil anomalies and VLF conductors along the west side of the valley (Jungle and North Jungle Anomalies).  Drilling proved to be quite difficult with large thicknesses of overburden in the valley bottom (150-200 feet) and highly faulted and broken bedrock.  In some cases, it appears that a quantity of large blocks may have tumbled downhill and settled in above the bedrock surface leading to a myriad of drilling problems.

10.1

Eskay Creek-style Targets

10.1.1

Jungle Anomaly (RDN99-01, -07, RDN02-23 to -30)

Hole RDN99-01 was collared 80 metres upslope from the uphill edge of the Jungle Au+As soil geochemical anomaly (Figure 4).  It was drilled vertically, to minimize drilling problems and to intersect the predicted west-dipping source of the Jungle Anomaly.  Its target depth was 160 metres, but it had to be abandoned at 56.7 m, due to bad ground conditions.  A replacement hole, RDN99-07, was collared 29 metres downslope, but it was also lost at 39.3 m.  Both holes encountered very broken and rubbly ground with sections of gouge from top to bottom.  The Jungle Anomaly is bounded by major faults to the west (Carcass Fault), south (Gossan Fault) and east (Downpour Fault) and drilling may prove difficult throughout the anomaly area.

Hole RDN99-01 was collared in moderately-dipping, interbedded argillite, siltstone and wacke (6.7-39.7 m) with only minor pyrite.  This is underlain by pyritic, locally graphitic argillite (30.0-43.4 m) with narrow, intensely silicified and/or quartz breccia (38.4-38.6 m) sections.  Poorly-bedded dacitic wacke (43.4-49.6 m) underlies this, followed by black, pyritic, argillaceous wacke and siltstone (49.6-56.7 m).  The last unit contains bedding-parallel concentrations of pyrite.

Hole RDN99-07 encountered fairly similar lithologies and mineralization comparable to the bottom of RDN99-01, suggesting that they dip moderately to the west.  Due to poor core recovery, stratigraphy is only poorly defined, but consists of argillite, wacke, siltstone and ash tuff (4.6-26.6 m and 27.1-39.3 m), with a narrow “dacite” (26.6-27.1 m) interval.  Whole rock analysis shows this dacite or rhyodacite to be chemically similar to float boulders sampled during the Jungle Anomaly trenching in 1999.  The lower clastic section is pyritic, locally intensely silicified and cut by calcite-pyrite-pyrrhotite stockwork veining in places.

The most significant intersection was from 38.0-39.1 m in RDN99-01:  variably silicified black argillite containing a 20 cm quartz breccia and a 1 cm quartz-pyrite-sphalerite-galena veinlet.

Table 10.2

Eskay Creek-style Target Significant Intersections

Zone	Hole	From	To	Length	True	Au	Ag	As	Cu	Pb	Zn
		(m)	(m)	(m)	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)

Jungle	RDN99-01	38.0	39.1	1.1	n/a	5.19 g/t	2.0	118	84	504	940
Wedge	RDN01-11	47.7	50.7	3.0	n/a	523	5.3	44	78	1527	1,377
	and	59.7	61.2	1.5	n/a	1,425	2.6	30	68	268	5,430
	and	115.2	119.7	4.5	n/a	540	3.1	39	59	347	1,256
	RDN01-11	72.5	73.0	0.5	n/a	4,170	3.4	794	3,100	918	5.67%
	and	86.7	90.3	3.3	n/a	493	1.8	88	220	1,203	6,728
	and	111.0	112.5	1.5	n/a	3,750	9.0	324	730	5,220	1,755
	RDN01-13	82.8	83.3	0.5	n/a	85	28.2	664	8,730	300	290
	and	86.6	87.6	1.0	n/a	460	1.7	72	273	1,545	1,490
	RDN01-19	71.0	74.3	3.3	n/a	515	4.8	148	319	1,546	6,512
	and	114.75	115.4	0.65	n/a	980	10.5	122	221	1,440	3,390
	RDN01-20	90.3	91.3	1.0	n/a	3,880	6.8	245	1,375	1.62%	5.56%
	and	125.2	125.5	0.3	n/a	7,060	10.4	37	3,250	272	4.62%
	and	139.8	140.9	1.1	n/a	960	1.4	46	120	534	1,575
	and	144	145	1.0	n/a	895	1.7	73	281	72	2,790
	and	189.4	190.4	1.0	n/a	890	0.7	37	302	14	120
	RDN01-22	119.1	119.5	0.4	n/a	305	7.8	265	562	1.15%	3.01%

Drill hole RDN02-23 targeted the >100 Au ppb Jungle soil anomaly, a 25.74 g/t Au float sample of silicified/veined mudstone, and the stratigraphy east of the Carcass Creek Fault.  The hole was abandoned in overburden (or possibly bedrock) after 71.93 m of casing was drilled.  No significant results were returned.

Drill hole RDN02-24 was designed to test an airborne and ground VLF conductor and the >100 Au ppb North Jungle soil anomaly.  After 40.84 m of casing were drilled, a section of the drill pad collapsed and the hole was abandoned.  No significant assay results were received.

Drill hole RDN02-25 was drilled from the same pad as RDN02-24, but with a modified azimuth.  After 57.15 m of casing, a mixed package of sedimentary rocks with minor intermediate volcanic flows was intersected.  The volcanic rocks consisted of both andesite and dacite flows, typically 5-10 m thick, combined with a 6.5 m thick andesite dyke.  The sedimentary rocks were typically poorly-bedded siltstones and mudstones with minor sandstone and conglomerate.  Evidence for younging direction within these rocks was rare but where present, indicated an upright sequence.  All assays have been received and no significant results were intersected.

Drill hole RDN02-26 was located on the same site as RDN99-07 drill pad, upslope from the main anomaly.  The hole was abandoned due to poor ground conditions at 36.88 m after driving the casing and coring through overburden, rubble and fault gouge.  At 20 m downhole, a single sample from within a dacite tuff with only quartz and calcite veining returned 126 ppb Au.  Drill hole RDN99-01, located on the same section intersected an interval returning 5.19 g/t Au from a silicified argillite that contained a quartz breccia and a base metal-bearing veinlet.  These two intersections are hosted within different rocks so if related, the mineralization would be discordant, associated vein structures.  No other significant results were returned.

Drill holes RDN02-27 and DDH-RDN02-27W were located on an outcrop of andesite 100m upslope from RDN02-26.  Bad ground conditions were intersected between 75 and 95 m and three applications of cement were used to get through this interval.  While drilling after the third application of cement, the hole wedged off the cement and began coring a new hole (DDH-RDN02-27W).  The same badly faulted area was intersected and at 95 metres, the core barrel and the drill bit snapped off from the rod string.  With extensive rubble and cave on top of these components, the hole was shut down at a final depth of 97.23 m.  The hole intersected a mixed package of mostly andesite flows with minor, interlayered mudstone.  No significant mineralization or alteration was observed in this hole.

Drill hole RDN02-28 targeted the stratigraphy east of the Carcass Creek Fault and was drilled from the same site as RDN02-27.  After coring 5 m of andesite, overburden was intersected and extended to a depth of 54m.  Below this, a mixed package of strongly faulted mudstones and andesites was intersected until 106.37 m.  At this point, two applications of cement were used in a futile attempt to stabilize the drill hole and the hole was terminated at 106.38 m.  The fault zone was sampled but no significant assays were returned.

Drill hole RDN02-29 tested a VLF conductor associated with the North Jungle Anomaly.  The hole collared in overburden to a depth of 36 m above a rubbly fault zone in massive, unmineralized mudstone.  The remainder of the hole consisted of a mixed package of mudstones and minor dacite flows, and included a thin (25 cm) interval of rhyolite breccia.  Brecciation, carbonate veining and randomly developed shears were observed within the sequence.  Mineralization was rare and dominated by trace disseminated pyrite, which locally comprised up to 20% of the rock.  The entire drill hole was sampled and no significant assays were returned.

Drill hole RDN02-30 tested the eastern boundary between the dacitic volcanic rocks and the mixed mudstone-andesite package underlying the Jungle Area.  It also tested anomalous Au and As in soils upslope to the west of the Jungle Zone.  Drilling conditions were bad throughout the length of the hole encountering a mixed package of strongly faulted mudstones and andesites.  Attempts to stabilize the hole were unsuccessful and the hole was terminated at 74.37 m.  Within the mixed mudstones and andesites, calcite and Fe-carbonate veinlets were observed but mineralization was absent.  Assay results were void of any anomalous values.

Only drill holes RDN02-25 and -29 reached their target depth in the Jungle Anomaly.  Although Au-bearing, the mineralization encountered in hole RDN99-01 does not adequately explain the strong Au+As soil geochemical anomaly.  Follow-up drilling of this intersection in 2002 confirmed the epigenetic nature of this mineralization.  This quartz-rich 5.19 g/t Au interval is somewhat comparable to the 25.4 g/t Au (and 312 ppm As) float sample of quartz-pyrite stockwork found in 1997 within the Jungle soil anomaly.  However, As levels in each appear too low to explain the high soil values.  To date, no significant veining has been found in the upper Hazelton Group (“hanging wall”) clastic sediments on the RDN property; all epigenetic mineralization is hosted by the “footwall” dacite.  While this does not eliminate structurally-controlled veining as the source of the Jungle Anomaly, it suggests that other possible sources (in particular, Eskay Creek-style VMS mineralization) should not be discarded.

10.1.2

Marcasite Gossan (RDN99-05, -06)

The two Marcasite Gossan holes were designed to cut the entire stratigraphy from the “hanging wall” basalts down to the Lower Marcasite Gossan dacitic flow dome, along a section oriented 123°/303°, roughly perpendicular to stratigraphy (Figure 4).

Hole RDN99-06 was collared in little altered “hanging wall” basaltic agglomerate (4.6-36.0 m) and pillow basalt (36.0-61.8 m).  The basalt has an apparently conformable contact with underlying graphitic argillite (61.8-80.0 m), which contains thin beds of semi-massive pyrite.  Beneath this, well-bedded argillite, siltstone, ash tuff and wacke (80.0-133.7 m) contain load casts and graded bedding which demonstrate that stratigraphy is upright and dipping generally to the east.  Dips are highly variable, particularly toward the bottom, and soft-sediment deformation is common, suggesting syndepositional faulting.  The base of the clastic section is also graphitic argillite (133.7-138.4 m) with thin pyritic beds.  A narrow, silica-sericite altered felsite sill (128.2-128.5 m) occurs near the base of the clastic section, with a rhyolitic whole rock signature which is very similar to the Eskay Rhyolite.  Variably altered, sulphide-poor dacite underlies the graphitic argillite and is thought to be laterally equivalent to the Upper Marcasite Gossan dacite.  There is no surface indication of the 77.4 m (~70 m true width) of clastic sediments, except for a VLF-EM conductor and the recessive, talus-filled area between the Upper Marcasite Gossan and the base of the basalt cliffs.

RDN99-05 continues the Marcasite Gossan section northwest from RDN99-06, collared in the Upper Marcasite Gossan, an intensely potassium feldspar-altered, silicified and crackle-brecciated dacite (0.6-38.6 m).  Variably altered (mainly sericitized), sulphide-poor, dacitic lithic tuff (38.6-103.9 m) lies beneath this, with scattered argillaceous sections.  The altered tuff would likely be recessive, and is thought responsible for the talus-filled, recessive interval between the Upper and Lower Marcasite Gossans.  A distinctive bed of fossiliferous limestone (76.4-77.4 m) contains belemnites(?) and traces of a powdery red mineral shown by SEM/EDS analysis to be rhodochrosite.  Below the dacitic tuff is intensely potassium feldspar-altered, silicified and pyritic dacite (103.9-129.1 m), cut by irregular pyrite-marcasite-chalcedony veinlets; this corresponds to the Lower Marcasite Gossan flow dome.  Underlying feldspar-phyric dacite (129.1-132.9 m) is less altered but still very pyritic.

An interpretive section through the Marcasite Gossan shows a northerly-trending anticline trending through the Lower Marcasite Gossan, explaining the westerly dips of the clastics which drape onto the western edge of the Lower Marcasite Gossan.  This interpretation fits with the regional structural regime and with the anticline mapped in the South Downpour area, as offset by the Peak Fault, 1400 metres to the south.  The interpretive section shows two dacite domes, each with associated flow, volcaniclastic and basinal facies.  Each dome also formed the locus of hydrothermal venting, producing a central core of potassium feldspar-silica alteration and sulphide-silica stockworking, surrounded by more distal sericite-clay alteration.  It may be that water depth increased between deposition of the Lower and Upper domes, as reflected by:

*

quartz-pyrite (rather than marcasite-chalcedony) in Upper Marcasite stockwork; and

*

Ag+As+Cu+Hg+Pb+Zn metal assemblage (rather than As+Hg) in Upper Marcasite alteration and veining.

No significant assays were returned from the two holes and gold values were below the detection limit throughout.  As expected from surface sampling, the Upper Marcasite Gossan returned spotty high values for Ag, Pb and Zn (with 45 ppm Ag, 1575 ppm Zn and 258 ppm Pb in separate samples), despite the absence of quartz veining in the hole.  The Lower Marcasite Gossan contained some elevated values for As and Hg (maxima of 1050 ppm As and 1340 Hg), similar to levels in surface sampling.  Of more interest was the rhodochrosite-bearing fossiliferous limestone (RDN99-05: 76.4-77.4 m), which contained 174 ppm As, 411 ppm Cu, 1630 ppb Hg, >10,000 ppm Mn and 230 ppm Sb.  These levels are certainly anomalous relative to the tuffs above and below, supporting the possibility that this bed may be a facies-equivalent to the clastic massive sulphides found in float in 1998.

The significance of the Marcasite Gossan holes is mainly geological:

*

the whole section appears conformable, disproving some of the regional mapping, which assumed that the recessive zone at the base of the basalt cliffs was a major fault;

*

strata are upright, confirming that the basalts stratigraphically overlie the Marcasite Gossan flow domes;

*

a highly-reduced basin lies between the Upper Marcasite Gossan and the “hanging wall” basalts, providing a close analogy to Eskay Creek’s “Contact Mudstone”, which hosts the 21B Zone at the contact between a rhyolite flow dome and their hanging wall basalts;

*

an altered felsite sill within the clastics above the Upper Marcasite Gossan is chemically identical to the Eskay Rhyolite and occupies the same stratigraphic position;

*

no hint of the fossiliferous limestone had been found previously on surface.  This unit may be a facies-equivalent to the clastic massive pyrite found in float in 1998;

*

the axis of a northerly-trending anticline may pass through the Lower Marcasite Gossan, explaining the easterly dip of strata to the east and the westerly-dipping clastics which are draped along the downslope (western) edge of the Lower Marcasite Gossan.

10.1.2

Wedge Zone (RDN01-10, -11, -12, -17, -20)

Ten of the thirteen drill holes completed during the 2001 program targeted the Wedge Zone, testing UTEM anomalies on five sections (Figure 4).  Although extensively buried by thick glacial till deposits, drilling tested a portion of the favourable volcanic-mudstone contact over a strike length of 1,000 meters.

Section 9400N (RDN01-10, -11, -12, -17, -20)

Five holes were drilled on Line 9400N; RDN01-10, -11, -12, -17 and –20 (Figures 4 and 5).  Overburden consisting of blocky and clay rich glacial moraine ranged in thickness from 11.5 m in hole RDN01-20 to 33.5 m in the valley bottom.  Drilling on this one section provided valuable information on stratigraphy, structure and mineralization.

Drill hole RDN01-10 was drilled in a westerly direction to test a channel 5, moderate UTEM anomaly.  A sequence of interbedded siltstone and carbonaceous to graphitic mudstone was intersected.  Au values were very low (<10 ppb) and trace element geochemistry included only weakly anomalous Zn and Mo in the mudstone unit near the bottom of the hole.  The UTEM anomaly was explained by strongly graphitic mudstone.

Drill hole RDN01-11 was collared from the same set up as hole RDN01-10 but was drilled to the east to test a weak, Channel 7 UTEM conductor.  The hole was drilled roughly down-dip to stratigraphy and intersected dacite, minor mudstone and silicified dacite or rhyolite/rhyodacite.   Alteration includes sericite, silica and iron carbonate.  The plane of this hole crosses over holes RDN01-17 and RDN01-20. The weak UTEM anomaly may be explained by either graphite, clay-bearing shear zones or dispersed sulphides.

Samples from hole RDN01-11 assayed up to 1,425 ppb Au over 1.5 metres from 59.7 to 61.2 m. The host is highly altered dacite crackle breccia adjacent to rhyolite.  This sample interval occurs within a wider, 95 m intersection of anomalous Au, Ag, Pb and Zn geochemistry.  Other significant Au intersections include 4.5 m of 540 ppb Au from 115.2 to 119.7 m and 3.0 m of 522 ppb Au from 47.7 to 50.7 m.  Thin section work identified sulphide minerals as sphalerite, pyrite, chalcopyrite, tennantite-tetrahedrite and galena.  A trace amount of orpiment was identified in a breccia sample taken at 149.35 metres.

Hole RDN01-12 was collared further to the west of holes RDN01-10 and -11 and tested a very strong Channel 3 UTEM conductor.  The hole intersected sheared graphitic mudstone and minor dacite ash tuff.  Gold assay results were all less than 25 ppb Au.  The mudstone included widespread quartz veining with anomalous Cu, Mo, and As.  The UTEM anomaly can be explained by strongly sheared, graphitic mudstone.

RDN01-17 scissored hole RDN01-11 and along with underlying hole RDN01-20, intersected the most encouraging Au and base metal intersections of the 2001 drill campaign.  PetraScience Consultants Inc prepared a comprehensive petrographic report on four samples from this hole.  Strong sericite- and carbonate-altered dacite porphyry and breccia with minor rhyolite was intersected over the length of the hole.  Sulphides present include pyrite, sphalerite, chalcopyrite, galena and tetrahedrite-tennantite.  Most samples collected from hole RDN01-17 returned anomalous Au and base metal values.  A 0.5 m sample which included a 5 cm wide massive sulphide band hosted by dacite from 72.5 to 73.0 m assayed 4,170 ppb Au, 6.39 ppm Ag, 5.67% Zn, 3,100 ppm Cu, 918 ppm Pb, 794 ppm As and 10.6 ppm Hg.

Hole RDN01-20 was drilled to test; a) favourable volcanic stratigraphy, b) a UTEM conductor and c) the down-dip potential of mineralization cut in RDN01-17.  The 286.5 m hole pierced the three principal lithological groups, adequately testing a full range of stratigraphic horizons akin to Eskay Creek. The upper dacite porphyry unit extends to a depth of approximately 165 m and is characterized by intense sericite-iron carbonate alteration, widespread anomalous Au and base metal geochemistry and a few, narrow auriferous sphalerite-galena-pyrite rich quartz zones.

The transitional volcanic and volcano-sedimentary breccia sequence was intersected from about 165 to 265 m.  Moderately anomalous Au-Zn-Pb-Cu geochemistry continues within this unit to a depth of 200 m, from which point Au values drop to generally less than 5 ppb Au.  The last 20.0 m of the hole intersected barren, graphitic mudstone.

Section 9200N (RDN01-18)

A single hole was drilled in a westerly direction to test a channel 7, weak to moderate UTEM anomaly.  A sequence of interbedded siltstone, dacite porphyry and volcano-sedimentary clastic breccia was intersected prior to hitting the contact with the carbonaceous mudstone.  The main dacite porphyry unit was not encountered, as it is located east of the drill collar in the vicinity of Noranda hole 90-3.  Gold values were very low (<5 ppb) excepting a 0.75 m intercept assaying 220 ppb Au and 1075 ppm Zn from 66.3 to 67.05 m.  Trace element geochemistry levels were low throughout the entire hole.  The UTEM anomaly was explained by strongly graphitic mudstone.

Section 9600N (RDN01-19)

A single 301.6 m hole was drilled in a westerly direction to test a channel 8, weak UTEM anomaly.  Two other UTEM anomalies located further to the west were also tested by this hole.  A complete sequence of the three principal lithological units were intersected and included; an upper (stratigraphically lower) dacite porphyry volcanic unit with minor rhyolite, a middle breccia-dominated volcaniclastic unit, and the lower graphitic mudstone sedimentary unit.  The massive footwall volcanics are strongly sericite- and silica-altered.

Au and base metal values were moderately to strongly anomalous to a depth of about 116 metres within the dacite unit.  Higher Au values are associated with narrow zones of quartz-sphalerite veining.  A 3.3 m interval from 71.0 to 74.3 m averages 515 ppb Au, 7163 ppm Zn and 1546 ppm Pb.  A second significant 0.65-metre intercept assaying 980 ppb gold, 3390 ppm Zn and 1440 ppm Pb was cut from 114.75 to 115.4 m.  Very low Au and base metal values were returned from all core samples from 116 m to the end of the hole at 301.6 m.  The weak UTEM anomaly may be explained by either clay bearing shear zones or dispersed sulphides.  Strongly graphitic zones in mudstone explained the westerly, channel 6 UTEM anomaly.

Section 10000N (RDN01-13, -22)

Holes RDN01-13 and RDN01-22 were both drilled on the same section and were a test of UTEM channels 5 and 6, moderate anomalies.  Hole RDN01-13 failed to test either conductor due to its collar placement and the excessive overburden thickness of 53 m.  Hole RDN01-22 pierced the projected UTEM conductor, but no suitable explanation for an anomaly of this magnitude was seen.

Both holes intersected sericite altered dacitic units with sporadic anomalous gold and base metal geochemistry.  Both holes were terminated prior to reaching the mudstone contact.  Sulphide mineralization included chalcopyrite, sphalerite, pyrite and trace amounts of tetrahedrite, tennantite, native bismuth and a Pb-Bi-Ag sulphosalt or sulphide.

Results from hole RDN01-13 include a 0.5 m intercept (82.8-83.3 m) of quartz-chalcopyrite vein material assaying 85 ppb Au, 8730 ppm Cu, 28.2 ppm Ag, 664 ppm As, 84.55 ppm Sb, 168.7 ppm Mo.  The best gold intersection was from 86.6 to 87.6 m and included values of 460 ppb Au, 1490 ppm Zn and 1545 ppm Pb.  Au and base metal values were low beyond a depth of 91.5 m.

A complete sequence of the three principal lithological units were intersected by RDN01-22 including; an upper dacite porphyry with minor rhyolite, a middle breccia dominated unit, and the lower graphitic mudstone unit.  The massive footwall volcanics are strongly sericite and silica altered.  The hole returned six Au values in the 220 to 435 ppb range with associated anomalous Zn-Pb and some intervals with anomalous Ag-Hg-Sb-Cu.  Sphalerite- and galena-bearing quartz veining was intercepted across a 0.40 m zone from 119.1 to 119.5 m, which assayed 305 ppb Au, 3.01% Zn, 1.15% Pb and 7.77 ppm Ag.

Section 10200N (RDN01-21)

Hole RDN01-21 was the most northerly test of UTEM anomalies in the Wedge Zone.  It tested two conductors with channel 6 and 8 signatures.  Overburden depth was 44.2 m.  A complete sequence of the three principal lithological units was intersected and included the upper dacite porphyry, the middle volcano-sedimentary breccia dominated unit, and the lower graphitic mudstone unit.  Either clay-bearing shear zones or dispersed sulphides may explain the channel 6 UTEM anomaly.  Graphitic zones in mudstone explained the westerly, channel 8 UTEM anomaly.  Au and base metal results are very low except one geochemically anomalous value of 110 ppb Au at a depth of 85.0 m over 1.5 m.  Alteration of the footwall dacite and breccia units is considerably weaker.  Hole RDN01-21 pierced the projected UTEM conductor, but no suitable explanation for an anomaly of this magnitude was seen.

10.1.3

RDN South (RDN01-14, -15, -16)

A series of UTEM anomalies were drill tested near the Marcasite Camp, Sand Lake and Boundary zones; no attempt was made to test favourable stratigraphic horizons equivalent to Eskay Creek.  No significant gold or base metal mineralization was intersected in any of the three holes.  Only selective sampling of drill core was undertaken from all three holes.

Hole RDN01-14 tested a channel 5, moderate UTEM anomaly on Line 4900N close to the Downpour Creek camp.  Deep overburden (55.17 m) consisting of clay-rich lenses and pebbles was encountered prior to reaching bedrock.  Conductive clay seams in the overburden explained the UTEM anomaly.  All Au values were less than 5 ppb and the entire hole comprised andesitic amygdaloidal lapilli tuff and flow breccias.

Hole RDN01-15 tested a channel 8, very weak UTEM anomaly near Line 2500N upslope from Sand Lake.  The collar location was offset from the site of the anomaly due to steep terrain and deep snow.  The entire hole comprised andesite lithic lapilli tuff and all gold values were less than 5 ppb Au; no explanation was found for the UTEM anomaly.

Drill hole RDN01-16 tested a channel 9, very weak UTEM anomaly on Line 900N in the Boundary Zone.  The hole intersected both muddy andesite crystal ash tuff, dacitic debris flows, and altered potassium feldspar porphyry intrusive at the bottom of the hole with low Au values from sampled intervals.  No suitable explanation was found for the UTEM anomaly.

10.2

Quartz-Sulphide Vein Targets

10.2.1

Main/Club Zone (RDN99-02, -03 and -09)

On surface, the Main Zone quartz-sulphide vein breccia strikes 255° and appears to dip 70°N; 1996 chip sampling assayed 3.1 g/t Au, 0.49% Pb and 1.13% Zn across a true width of 6.5 m (Figures 4 and 5).  Holes RDN99-02 and -03 were drilled perpendicular to the zone’s trend, intersecting the vein zone 14 and 41 m down-dip from the surface exposures, indicating a dip of approximately 50° to the north.  Both holes intersected the Main/Club Zone, with multiple episodes of brecciation, quartz veining and sulphide+quartz injection over wide intervals (>6.9 m true width for RDN99-02 and 9.4 m true width for RDN99-03).

RDN99-02 intersected quartz-sulphide vein breccia at the top of the hole, starting from the bottom of the casing (3.2-10.1 m).  Intensely sericitized dacite wallrock fragments are cut by white to light grey quartz.  This has been brecciated and infilled by black quartz with clots of sphalerite, galena, pyrite and chalcopyrite.  Fault breccia (10.1-14.7 m) contains mainly fragments of sulphide-deficient vein quartz and silica-sericite altered dacite.  The footwall to the Main Zone consists of dacitic lithic tuff (14.7-36.0 m) containing depositional clasts of vein quartz.

Table 10.3

Quartz-Sulphide Vein Target Significant Intersections

Zone	Hole	From	To	Length	True	Au	Ag	As	Cu	Pb	Zn
		(m)	(m)	(m)	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
Main	RDN99-02	3.2[1]	10.1	6.9[2]	6.9[2]	1269	7.4	15	850	4365	9818
	incl.	4.3	7.7	3.4	3.4	2418	12.6	17	1403	7541	15349
	incl.	4.3	5.4	1.1	1.1	4775	22.4	14	2660	1.80%	2.62%
	RDN99-03	17.6	27.4	9.8[2]	9.3[2]	212	4.9	18	741	1472	3833
Club	RDN99-09	2.1[1]	20.8	18.7[2]	16.8[2]	222	2.5	10	771	3836	1088
Baseline	RDN99-04	3.7[1]	41.1	37.4[2]	12.8[2]	87	0.9	8	259	143	1188
	incl.	4.3	5.2	0.9	0.3	930	2.6	6	384	876	9340
	and	29.7	30.1	0.4	0.1	350	4.8	16	2660	4350	2.58%
Waterfall	RDN99-08	3.1	3.9	0.8	Unknown	953	2.4	552	1645	14	392
		23.3	23.5	0.2	0.2	735	3.4	496	1110	488	4530

1  Bottom of casing

2  Entire vein/breccia zone

RDN99-03, collared 25 m at 345° from RDN99-02, tested the down-dip extension of the Main Zone.  Variably sericite-potassium feldspar-silica altered dacite with sheeted quartz veinlets (2.1-17.6 m) forms the hanging wall to the Main Zone.  In this hole, the Main Zone (17.6-27.4 m) is composed of sericitized dacite with narrow quartz veins, subsequently crackled and infilled by seams of sulphide (2-5% pyrite with minor sphalerite, galena and chalcopyrite).  As for RDN99-02, the footwall is composed of dacitic lapilli tuff (27.4-38.1 m) containing sparse fragments of vein quartz and silica+sericite altered dacite, together with more abundant fragments of unaltered dacite.  There were no assays above 1 g/t Au.

The Club Zone is an isolated outcrop of quartz breccia with minor sulphides, located 165 m west along strike from the Main Zone and exhibiting similar textures and mineralogy.  Hole RDN99-09 was collared 15 m at 345° from the Club Zone quartz breccia outcrop and drilled along a section parallel to the Main Zone holes.  From the bottom of the casing, it intersected 18.7 m of fault breccia and quartz-sulphide vein breccia (2.1-20.8 m).  About half of this interval consists of competent, sericitized fault breccia with 2% disseminated pyrite and trace chalcopyrite.  The other half consists of quartz-sulphide breccia vein, texturally and mineralogically similar to that of RDN99-02.  The breccia veins have been subjected to later faulting and include 5-50% sandy vein gouge.  The immediate footwall to the vein/breccia zone is sericitized dacite porphyry (20.8-22.2 m).  Below that, variably sericitized dacitic lapilli tuff (22.2-27.6 m) contains 5-30% quartz vein fragments; it is similar to the footwall unit in RDN99-02 and -03.  This grades downward into dacitic lapilli tuff without quartz vein fragments (27.6-33.2 m).  There were no assays above 1 g/t Au in RDN99-09.

From the drilling, it appears that the Main and Club Zones form part of a single quartz-sulphide vein/breccia system emplaced along a major fault which trends 255° and dips 50-70° to the north.  The Main/Club Zone has a minimum strike length of 165 m and widths ranging from >6.9 m (in hole RDN99-02) to >16.8 m (in hole RDN99-09).  Despite the strength of the vein/breccia system and the ubiquitous presence of base metal sulphides, Au and Ag grades are discouragingly low.

The significance of the quartz vein and silica+sericite altered dacite fragments in the Main/Club Zone dacite lapilli tuff footwall is unclear. The dacitic lapilli tuff is in fault contact with the vein/breccia/fault zone, which is hosted by a non-fragmental dacite.  The most recent movement along the fault zone post-dates the vein emplacement, so it is possible that the dacitic lapilli tuff was deposited after the vein was emplaced and partially eroded, then faulted adjacent to it.  Alternatively, vein fragments could be from a different vein entirely; their presence in the footwall to the Main/Club Zone vein would be coincidental.

10.2.2

Baseline Showing (RDN99-04)

The Baseline Showing is an isolated 1.1 by 3.5 m quartz breccia vein outcrop, located approximately 180 m south of the Club/Main Zone and surrounded by numerous silicified boulders.  A chip sample in 1997 assayed 6.21 g/t Au across 1.1 m.  Because no wallrock was exposed and the vein orientation was unknown, the Baseline Showing was tested with a hole (RDN99-04) perpendicular to its long axis, which trends 150°.

From the bottom of the casing, hole RDN99-04 intersected a vein/fault zone (3.7-41.1 m) consisting of 25% quartz veining (with local pyrite, sphalerite, galena and chalcopyrite) and 75% sericitized dacite (with 1-2% pyrite and minor chalcopyrite).  From the vein contacts, it appears that the hole cuts the vein/fault zone at about 20°.  The footwall to the vein/fault zone is potassium feldspar-altered dacite (41.1-43.9 m).  There were no assays above 1 g/t Au.

Hole RDN99-04 cuts the vein/fault zone at an acute angle of about 20°.  This is consistent with a zone running parallel to the Main/Club Zone (255°/60°N).  This possible trend is supported by sheeted quartz veining oriented at 255°/90° which outcrops 50 m north of the Baseline Showing.  Similar sheeted quartz veining parallels the Main/Club Zone in its hanging wall, exposed in outcrop north of the Club Zone and in the top of hole RDN99-03.

The estimated true width of the Baseline vein/fault zone is highly dependent on the assumed angle at which hole RDN99-04 cuts it.  The surface exposure indicates a minimum true width of 3.3 m.  The estimated true width from drilling would range from a true width of >6.5 m to >18.7 m for intersection angles of 10° to 30°.  These are estimates of the minimum true width, since veining was intersected from the bottom of the casing.  In any case, the Baseline Showing represents a second wide vein/fault zone, lying parallel to the Main/Club Zone and about 180 m south of it.  Despite the low grades encountered in hole RDN99-04, the Baseline Showing should be tested by:

*

a hole in the vicinity of RDN99-04, but oriented perpendicular to the zone’s apparent strike, with azimuth 165° and inclination of -45°;

*

a hole, also directed at -45° toward 165°, collared 100 m west of RDN99-04 and directed at a 1920 ppb Au soil sample which lies along strike from the Baseline Showing, in a heavily-vegetated area without outcrop.

10.2.3

Waterfall Zone (RDN99-08)

The Waterfall Zone, one of the Wedge Zone vein systems, is exposed in a rocky area approximately 4,600 m south of the Main/Club Zone.  Surface mapping indicates a structurally-controlled zone of veining, stockwork and alteration trending 290° and dipping steeply to the north.  Within this zone, veins strike 250-300° and dip to the north.  Veins pinch and swell, with the maximum strike length of individual veins limited to 15 m.  Syn- and post-vein cross-faulting further complicated vein and zone geometry.  The Waterfall Zone was extensively sampled by Noranda, with chip samples assaying up to 44.3 g/t Au over 1.0 m.

Hole RDN99-08 was oriented perpendicular to the strike of the zone and directed under a >2.7 m wide malachite-stained quartz-sulphide vein exposure.  The thickness of the vein appears to be related to a local flattening of the vein dip from 60° to 30°.  Despite passing within ten metres vertically below the vein’s surface exposure, hole RDN99-08 did not intersect it; the vein must have pinched out or been faulted away.  The entire hole intersected sericitized dacite porphyry, with increasing silicification at depth.  A 20 cm quartz-chalcopyrite-sphalerite stockwork (3.7-3.9 m) and a 20 cm quartz-pyrite vein (23.3-23.5 m) constituted the only significant mineralization in the hole.  They cannot be correlated with surface mineralization.

11.0

SAMPLING METHOD AND APPROACH

Sampling during the 1997 to 2000 exploration programs conducted by Equity Engineering Ltd. (Awmack, 1997 and 1999, and Awmack and Baknes, 1998), the 2001 program conducted by Newmont (Awmack, 2000 and Stammers and Montgomery, 2001), and the 2002 program conducted by Homestake (Gale et al, 2003) complied with accepted geoscience practices and procedures established at that time.

1997 Sampling:

A total of 648 soil samples were collected, 353 from the Downpour Grid and 295 from the More Grid.  Wherever possible, soil samples were taken from the red-brown "B" horizon.  All crosslines were run with hip-chain and compass, slope-corrected with clinometer, and marked with pink flagging.  Stations at 25-metre intervals were indicated by blue and pink flagging and a Tyvek tag.

More Grid Soil Sampling:

A new grid was laid out over the Adrian/Noranda Au+Pb+Zn soil geochemical anomaly on the More Grid, with a cut and picketed baseline (“Line 2000N”) trending 070°, as the Noranda/Adrian lines were oriented subparallel to the inferred trend of the Main Zone (255°/70°N).  Perpendicular crosslines, spaced 50 metres apart, were run from 1650N down to the edge of the More Creek flood plain.

Downpour Grid Soil Sampling:

An additional 7.7 kilometres of hip-chain/compass crosslines were run on the Downpour Grid perpendicular to the existing baseline (oriented at an azimuth of 358.5o so that lines would be parallel to the NAD-27 UTM grid).  These were done in the vicinity of the Jungle soil geochemical anomaly centred on 7100N 1550E, with infill lines on 50-metre centres west of Downpour Creek and reconnaissance lines at 100 metre intervals to the east.

1998 Sampling:

Gridwork and soil sampling were conducted in five areas:  Arctic Grid, NE Downpour Grid, Jungle Anomaly, South Downpour and Marcasite Gossan.  All crosslines were run with hip-chain and compass, slope-corrected with clinometer, and marked with pink flagging.  Stations at 25-metre intervals were indicated by blue and pink flagging and a Tyvek tag (pickets in alpine terrain).  A total of 1,727 soil samples were collected:  811 from the Arctic Grid, 125 from the NE Downpour Grid, 113 from the Jungle Anomaly, 660 from the South Downpour area, 14 from the Marcasite Gossan transect and 4 reconnaissance samples.  Wherever possible, soil samples were taken with hand-augers from the red-brown "B" horizon.

NE Downpour Grid Soil Sampling:

The NE Downpour Grid was laid out over the northeastern strike projection of the Jungle Anomaly, on the east side of Downpour Creek where no previous mapping had been done.  Perpendicular crosslines, labelled 8000N to 8900N, were run at 100 metre intervals from a flagged baseline (6000E) oriented at 040°.

Downpour Grid Soil Sampling:

The South Downpour gridwork consisted of a southward extension of the existing Downpour Grid, with the same crossline orientation and numbering.  The baseline was started at the existing grid location 000E 2500N (re-labelled “5000E 2500N”) and picketed for 1700 metres to the south (at 178.5°) to 5000E 800N so that lines are parallel to the UTM grid; crosslines are run at 088.5°/268.5°.  Grid-based soil sampling was extended 1,800 metres south from the existing Downpour Grid, to cover the projected extension of favourable stratigraphy onto the newly-acquired RDN 13 claim.  Soil geochemistry is problematic through this area because of numerous talus fans and moraines, which have the effect of masking soil anomalies derived from residual soils.

Soil sampling, consisting of further 50-metre infill lines to the north, were established to ensure that the Jungle anomaly was closed off.  In addition, a line (7075N) was run through the heart of the Jungle anomaly, with two soil samples at each site:  sample ‘A’ was taken at 20-40 cm depth from B horizon soils and sample ‘B’ was taken as deep as possible from the C horizon.

Arctic Grid Soil Sampling:

The reconnaissance-scale Arctic Grid was laid out on the west side of the north fork of More Creek.  Grid north was oriented at 030° and grid east at 120°.  A 3.6 kilometre zigzag baseline was cut, hard-chained, slope-corrected with clinometer and picketed.  Crosslines, spaced 200 metres apart, were run grid east over the southern half of the grid and grid north over its northern half.

A total of 179 rock geochemical samples were taken during the course of geological mapping, prospecting and trenching.  Rock samples consisted of float or grab samples collected from altered or mineralized rock.  Seventeen “chip” samples were taken from colluvium in the trench walls, approximately 25 centimetres above the trench floor.

1999 Sampling:

The Carcass Grid was laid out to cover the Noranda soil geochemical anomaly (the “Wedge Anomaly”) east of Carcass Creek and extend it to the north and west.  A 1,900 metre north-south baseline was cut, tight-chained, slope-corrected and picketed.  East-west cross-lines, spaced 100 metres apart, were flagged, hip-chained and slope-corrected.  A total of 293 soil samples were taken from the “B” horizon at 25-metre intervals along the baseline and cross-lines east of Carcass Creek.  An additional 132 reconnaissance, bank and contour soil samples were collected outside the Carcass Grid, and 16 silt samples were taken from previously unsampled creeks.  A total of 159 rock samples were collected in conjunction with mapping and prospecting from altered or mineralized outcrop and float.  Drill core was logged and sawn, with half sent for analysis and half stored at the Marcasite Camp for reference.  With the exception of the upper portion of hole RDN99-06, all holes were sampled from top to bottom, producing 321 core samples.

2000 Sampling:

A total of 12 silt samples were taken from the Lower Carcass and South Downpour areas in 2000.  Results were uniformly low, reflecting the relative lack of mineralization in the Hazelton Group “hanging wall” clastic/basalt package and the Devono-Mississippian rocks which these streams drain.  A total of 165 soil samples were taken along contour lines in the Lower Carcass Creek area, between the Carcass and More Grids on the RDN 10 and 11 claims.  A total of 12 silt samples and 32 rock samples were taken from the Lower Carcass and South Downpour areas.

2001 Sampling:

Drill core was cut using a diamond saw and sampled in its entirety for the Wedge Zone holes and selectively for the three other target areas.  Half of each sampled section was retained and stored on site for later reference.  A total of 1208 core samples were submitted for geochemical analysis.

2002 Sampling:

A total of 347 core samples were collected using a mechanical core splitter, with half of each sample being retained for reference.  A total of 93 rock (including 10 for whole rock analysis), 207 contour soil, and 37 silt samples were collected from selected areas of the RDN property.  Silt samples and contour soil samples, collected at 100 metre sample intervals from “B” horizon soil, talus and till, were taken from selected areas of the property largely lacking soil or silt sample coverage.

12.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

Sampling during the 1997 to 2000 exploration programs conducted by Equity Engineering Ltd. (Awmack, 1997, 1999, 2000, and Awmack and Baknes, 1998), the 2001 program conducted by Newmont (Stammers and Montgomery, 2001), and the 2002 program conducted by Homestake (Gale et al, 2003) complied with accepted geoscience practices and procedures established at that time.

All 1997 to 2001 rock, soil, silt, core and whole rock samples by ALS Chemex Labs Ltd. of North Vancouver; sample preparation and analytical techniques are summarized in Table 12.1.  ALS Chemex Labs Ltd. is an ISO 9002-certified laboratory.  Quality control/quality assurance from 1997 to 1998 consisted of re-assaying all rock and core samples exceeding 1000 ppb Au, 100 ppm Ag, 10,000 ppm Cu, Pb, or Zn.  In 1999, all core and selected rock samples exceeding 100 ppb Au were re-assayed from rejects, and all of the remaining rock samples exceeding 10,000 ppb Au were re-assayed from pulps.  Any 1999 rock or core sample exceeding 100 ppm Ag, 10,000 ppm Cu, Pb, or Zn was subsequently re-assayed.

TABLE 12.1

Geochemical Sampling and Analytical Techniques

Year	Sample	# of	Analyzed For	Preparation	Analytical technique
	Type	Samples

1997	Soil	648	Au, Hg, 31-elements	Sieve to –80#	Au: 10g FA, Hg: HNO3-HCl / AA 31 elements: AR ICP
	Rock	156	Au, 32-elements	Crush and split to –150#	Au: 30g FA, Hg: HNO3-HCl / AA 32 elements: AR ICP
	Rock	4	Whole Rock	From pulp	Major oxides: XRF, Trace elements: AR ICP-MS
	Rock	2	Ba	Crush and split to –150#	XRF
	Rock		Overlimit Au, Ag, Pb, Zn	From pulp	Au, Ag: FA, Pb, Zn: HNO3-HCl / AA
1998	Soil	1727	Au, Hg, 31-elements	Sieve to –80#	Au: 10g FA, Hg: HNO3-HCl / AA 31 elements: AR ICP
	Rock	179	Au, Hg, 31-elements	Crush and split to –150#	Au: 30g FA, Hg: HNO3-HCl / AA 31 elements: AR ICP
	Rock	33	Whole Rock	From pulp	Major oxides, trace elements: XRF
	Rock		Overlimit Au, Ag, Cu, Pb, Zn	From pulp	Au, Ag: FA, Cu, Pb, Zn: HNO3-HCl / AA
1999	Silt	16	Au, Hg, 33-elements	Sieve to –80#	Au: 10g FA, Hg: HNO3-HCl / AA 33 elements: AR ICP
	Soil	425	Au, Hg, 33-elements	Sieve to –80#	Au: 10g FA, Hg: HNO3-HCl / AA 33 elements: AR ICP
	Rock	159	Au, Hg, 33-elements	Crush and split to –150#	Au: 30g FA, Hg: HNO3-HCl / AA 33 elements: AR ICP
	Core	174	Au, Hg, 33-elements	Crush and split to –150#	Au: 30g FA, Hg: HNO3-HCl / AA 33 elements: AR ICP
	Rock, core	35	Whole Rock	From pulp	Major oxides, trace elements: XRF
	Rock, core		Overlimit Au, Ag, Cu, Pb, Zn	From pulp, reject	Au, Ag: FA, Cu, Pb, Zn: HNO3-HCl / AA
2000	Silt	12	Au, Hg, 33-elements	Sieve to –80#	Au: 30g FA, Hg: HNO3-HCl / AA 32 elements: AR ICP
	Soil	165	Au, Hg, 33-elements	Sieve to –80#	Au: 30g FA, Hg: HNO3-HCl / AA 32 elements: AR ICP
	Rock	32	Au, Hg, 33-elements	Sieve to –80#	Au: 30g FA, Hg: HNO3-HCl / AA 32 elements: AR ICP
	Rock	4	Whole Rock	From pulp	Major oxides, trace elements: XRF
	Rock		Overlimit Zn	From pulp	HNO3-HCl / AA
2001	Core	1208	Au, 50 elements	n/a	Au: 30g FA, 50 elements: AR ICP
	Core	11	Whole Rock	From reject	Major oxides, trace elements: XRF
	Core		Overlimit Au, Pb, Zn	From pulp	Au,: FA, Pb, Zn: n/a
2002	Core	347	Au, 34 elements	Crush and split to –150#	Au, 34 elements: AR ICP
	Core	4	Whole Rock	Crush and split to –150#	LiBO2 fusion, ICP
	Core		Overlimit Au	From pulp	29.2g FA
	Rock	93	n/a	n/a	n/a
	Silt	37	n/a	n/a	n/a
	Soil	207	n/a	n/a	n/a

FA:  Fire Assay

AA:  Atomic Absorption

XRF:  X-ray Fluorescence

AR ICP:  Aqua Regia, Inductively Coupled Plasma

AR ICP-MS:  Aqua Regia, Inductively Coupled Plasma, Mass Spectrometer

An updated quality assurance/quality control protocol was established for all soil and rock samples collected during the course of the 2000 exploration program; this program is detailed in Appendix B.  All samples were packed in rice sacks and sealed with uniquely-numbered non-resealable security straps.  All rice sacks were stored in camp until demobilization when they were delivered to the Smithers freight depot of Bandstra Transportation for shipping to Chemex Labs Ltd. in North Vancouver.  Chemex Labs reported that all bags were received in good condition, with all security straps intact, and with no evidence of tampering.

Four soil blanks were inserted into the soil sample sequence (approximately every 40th sample) and submitted for analysis.  The blanks were prepared in Vancouver and analyzed by Chemex Labs Ltd. of North Vancouver in April 2000, with ten analyses giving a reproducible set of values.  Eleven sets of field duplicate soil samples were collected (approximately every 20th sample location) and submitted for analysis.  Review of the laboratory and field duplicates determined that the soil geochemistry is reproducible with acceptable precision for all elements of interest.

One blank rock was inserted into the sample sequence (approximately every 20th sample) and submitted for analysis.  The blank was collected from barren granodiorite located in float at the camp site.  This blank returned low values, indicating that there was no significant contamination of the 2000 rock samples.

In addition to the 1208 core samples submitted for analysis in 2001, 47 Newmont analytical standards were inserted into sample shipments at a rate of one standard for every 30 core samples.  Any core sample exceeding 10,000 ppb Au, 10,000 ppm Pb or Zn was subsequently re-assayed.

All 2002 rock, core, soil and silt samples were shipped to Acme Analytical Laboratories Ltd. in Vancouver, B.C.; an ISO 9002-certified laboratory.  Any core samples exceeding 0.5 g/t Au or 50 g/t Ag were re-analyzed using a fire assay technique.

13.0

DATA VERIFICATION

Quality control measures undertaken thus far by Rimfire on the RDN property have consisted of the engagement of an independent consulting firm to carry out the exploration program, and reassaying of overlimit rock samples.  In addition, a more rigorous quality control/quality assurance program, consisting of the insertion of blank samples into the sample stream for rock and soil samples, and the insertion of duplicate soil samples into the sample stream, was carried out in 2000.  Reference standards were inserted into the sample stream by Newmont in 2001.  ALS Chemex Labs Ltd. and Acme Analytical Labs Ltd., both ISO 9002- certified laboratories, have analysed all samples from the 1997 to 2002 programs and inserted their own blank standards, reference standards and duplicate samples to monitor laboratory precision and reproducibility.

14.0

INTERPRETATION AND CONCLUSIONS

The 1994-2002 exploration programs on the RDN property have focused mainly on its potential to host an Eskay Creek-style precious metal-enriched volcanogenic massive sulphide (VMS) deposit. This model was based upon strong stratigraphic and lithological similarities to Eskay Creek and wide-spread alteration and mineralization in the “footwall” dacitic to trachytic volcanics.  The 2002 and previous programs confirmed these similarities:

*

whole rock analyses show that the RDN dacitic/trachytic volcanics display similar trace element geochemistry to Eskay Creek’s Footwall Volcanics;

*

highly altered and pyritic subvolcanic feldspar porphyries containing potassium feldspar megacrysts are synvolcanic to the dacitic to trachytic volcanics, just as the potassium feldspar megacrystic Eskay Porphyry is to Eskay Creek’s Footwall Volcanics;

*

the Lower Marcasite Gossan was a felsic submarine vent which produced clastic massive sulphides;

*

drilling shows that the Marcasite Gossan stratigraphy is upright and conformable.  Clastic sediments, including graphitic argillite with syngenetic pyrite beds, lie between the Upper Marcasite flow-dome and the base of the overlying pillow basalts.  This stratigraphic position is equivalent to that hosting Eskay Creek’s 21 Zone stratiform orebodies;

*

above the Upper Marcasite Gossan, an altered felsite sill intrudes the clastic sediments beneath the pillow basalt.  It is very similar chemically in all respects to the Eskay Rhyolite and occupies the same stratigraphic position;

*

a thick section of submarine basalts, stretching from above the Marcasite Gossan for four kilometres south to the property’s southern boundary, is similar chemically and texturally to Eskay Creek’s hanging wall basalt;

*

numerous quartz-sulphide veins within the footwall volcanic package on the RDN claims show that Au, Ag and base metals were present in the Jurassic hydrothermal system and available for deposition in stratiform massive sulphides.  Similar quartz-sulphide veins in footwall volcanics were the initial exploration target at Eskay Creek.

There is property-wide metal zonation in the footwall quartz-sulphide veins.  The majority of these veins lie in the 500 x 4,300 metre Wedge Zone, which fringes the western edge of the Gossan Creek subvolcanic feldspar porphyry and extends to the north from it.  Veining in this area is characterized by very high Hg contents, elevated levels of As, Sb, Pb and Zn and a transition from high Au north of the porphyry to relatively Ag-rich veining to the south.  With the exception of the Au-rich Boundary Zone, veining more distant from the Gossan Creek porphyry and the Wedge Zone is characterized by lower Au:base metal ratios.  This may reflect metal zonation around the highly altered and pyritic subvolcanic porphyry, which may have acted as a source of hydrothermal fluids or as a heat engine to circulate them.  The variation in metal content within these veins could indicate a corresponding variation in metal grades of any VMS mineralization derived from the same hydrothermal fluids.

Research into present-day shallow marine hydrothermal vents shows that precious metal-rich VMS systems are more common than previously thought.  Water depth is a critical factor in determining which metals are deposited, since it determines the location of the boiling point relative to the sea floor for the hydrothermal fluids (Hannington, 1999).  As in the classic epithermal model, Au is precipitated in a zone above the boiling level, while higher up in the system, well above the boiling point, As and Hg are deposited without precious metal mineralization.  Base metals are largely temperature-dependent in their deposition; since boiling occurs at higher temperatures underwater than in a subaerial environment, base metals can be deposited jointly with high-grade Au from boiling sea-floor hot springs to produce Eskay Creek-style VMS mineralization.  The variation of metal assemblage with sea-floor depth at hydrothermal vents probably explains some of the variability in mineralogy and grade of the different zones at Eskay Creek and could be important at the RDN property.

The diamond drilling programs undertaken thus far have successfully demonstrated that the Eskay-equivalent stratigraphic contact is present on the RDN property and that the Eskay Creek mineralizing model is valid.  The Marcasite Gossan is the only location identified on the property where both footwall felsics and the hanging wall mafic/clastic section are well exposed; drilling shows this section to be conformable, upright and containing an Eskay Rhyolite-equivalent sill.  The Lower Marcasite Gossan hydrothermal sea-floor vent produced stratiform pyrite-marcasite mineralization with elevated As and Hg, but low base and precious metals; it may have formed in water depths well above the boiling point of the hydrothermal fluids.  Alternatively, it may have been derived from fluids initially deficient in base and precious metals.  There is some evidence, in the form of mineralized cobbles in the Carcass Glacier terminal moraine and to the south of the Marcasite Gossan, that other hydrothermal vents developed at this stratigraphic level on the RDN property.  It is likely that they formed at a variety of water depths and from a variety of hydrothermal fluids, resulting in a spectrum of metal assemblages (including the bonanza grades being mined at Eskay Creek).

The Eskay-equivalent contact defined at the Marcasite Gossan, which can be traced for about ten kilometres in Downpour and Carcass Creeks, is generally recessive and covered by moraine, alluvial fans, talus or vegetation.  One 1,700-metre segment of this contact was traced in 1999 with VLF-EM under lateral moraines from the receding Carcass Glacier.  The highest density of Wedge Zone veins, including some with spectacular Au grades, lie immediately upslope from this contact and parallel to it.  Veining also contains elevated levels of the other metals present at Eskay Creek:  Ag, As, Hg, Pb, Zn and Cu.  The area marginal to the Marcasite Gossan remains untested and it is considered that past drilling was oriented too close to the apex of the interpreted exhalative centre.  This segment of the Eskay-equivalent contact will be a high-priority target in the search for gold-rich massive sulphides.

The 2000 UTEM survey successfully delineated electromagnetic conductors along the prospective contact between felsic submarine volcanics and the overlying clastic/basalt package on the RDN property.  Previous work had demonstrated good stratigraphic correlations between this contact and the one hosting precious metal-rich VMS orebodies at Eskay Creek’s 21 Zone, 40 kilometres to the south.  The most exciting of the UTEM conductors lies under glacial moraine in the Wedge Zone.  The footwall dacitic volcanics in this area are pervasively altered and cut by widespread gold-bearing quartz-sulphide veining; this could represent footwall alteration to a precious metal-rich VMS system.  Drilling of these UTEM conductors identified a felsic volcanic-black shale contact zone featuring sericite-silica altered felsic fragmental volcanic rocks with disseminated sulphide and sulphosalt mineralization, including narrow lenses of massive sulphide mineralization with high precious metal values.  Interpretations of the drill results suggest that the mineralized Wedge Zone is very likely a footwall alteration zone developed during active volcanism.  Mineralization containing base and precious metals formed at a very shallow depth, at or below the sea floor, and that relatively quiescent sedimentation followed the major dacite volcanism.  A mineralized subvolcanic intrusive, or volcanic dome, was identified stratigraphically beneath and perhaps driving the Wedge Zone hydrothermal system. Stratigraphically controlled mineralization intersected immediately above the dome indicates that there are likely multiple horizons in the dacite sequence that have good exploration potential.  An extensive VMS setting containing both base and precious metals along with geochemical, mineral assemblage and textural features indicative of low temperatures of mineralization within a shallow water environment have been defined in the Carcass Valley.  Two distinct volcanic cycles have been identified from drilling in the Wedge Zone, one of which has only been tested by one drill hole.  There remain extensive gaps of 600, 200 and 500 metres in the drill coverage in the Wedge Zone, gaps too large for even a “standard” VMS target, let alone an Eskay Creek-sized target.

The Jungle Anomaly, a possible Eskay Creek-style target, has yet to be successfully tested by drilling to date.  Its potential lies in the combination of a well-defined Au+As soil geochemical anomaly, epigenetic Au-bearing mineralization (possible leakage from a VMS system?) in clastic sediments, a distinctive rhyodacite unit and pyritic chert (possible silica-pyrite exhalite) in a stratigraphically-permissive location.  Structural interpretations suggest that the Jungle anomaly may represent the immediate hanging-wall at the top of the second cycle of volcanism situated on the east limb of a major syncline.  The northward extension of this favourable contact is interpreted to extend northward from the Downpour fault into an area with no soil geochemical coverage.  A high-grade felsic float sample grading 11.6 g/t Au, collected 1.5 km to the northeast within this region, could be a signal of the areas potential.  This potential needs to be properly tested, using appropriate drilling techniques.

The Main/Club Zone and Baseline Showing are wide quartz vein/fault zones with moderate base metal contents.  However, they are marked by a trace element signature which is distinct from the Wedge Zone, with a much lower ratio of Au to base metals.  The four 1999 drill holes showed true widths of >6.9 to >16.8 metres for these zones, but only low Au contents (87 to 1619 ppb across the entire zone).  The dacite in which they are hosted is fault-bounded and no potential for Eskay-style VMS mineralization has been recognized in this area.

Other Eskay Creek targets requiring testing are also present on the RDN property.  There remains in excess of 2 km of strike potential along the dacite-sediment contact at the top of Cycle 2 in the region between the south end of the Carcass drilling and the Coal Creek fault.  Evidence of increasing metal values including Cu and increases in unit thickness toward possible growth faults favour drilling to the south of section 9400N in the Carcass Valley.  The Arctic Grid also warrants further mapping to trace the andesite-mudstone-rhyolite stratigraphy along strike to the north and south and to determine the extent of offset along the faults in the mudstone units.

The Eskay Creek VMS deposit, which contains 3.5 million ounces of Au and 153 million ounces of Ag, forms an extremely attractive exploration target, given its exceptionally high Au and Ag grades and low costs of extraction.  The key to finding another Eskay Creek is to locate stratigraphy which shows evidence of VMS formation in a shallow marine environment, within a precious metal-rich arc.  The RDN property, located 40 kilometres north of Eskay Creek, meets this criterion and exhibits striking similarities to Eskay Creek, justifying the expenditures necessary to fully test its potential.

15.0

RECOMMENDATIONS

15.1

Program

A $750,000 (Canadian) exploration program, consisting of diamond drilling is recommended for the RDN property.  The Jungle Anomaly has yet to be successfully tested by drilling to date.  It is comprised of a well-defined Au+As soil geochemical anomaly, epigenetic Au-bearing mineralization (which may be related to a VMS system) in clastic sediments, a distinctive rhyodacite unit and pyritic chert (possible silica-pyrite exhalite) in a stratigraphically-permissive location.  The northward extension of the favourable Jungle Anomaly contact zone is interpreted to extend northward from the Downpour fault into an area with no soil geochemical coverage.  This anomaly needs to be properly tested, using appropriate drilling techniques.

Drilling of UTEM conductors in the Wedge Zone has identified a felsic volcanic-black shale contact zone featuring sericite-silica altered felsic fragmental volcanic rocks with disseminated sulphide and sulphosalt mineralization, including narrow lenses of massive sulphide mineralization with high precious metal values.  Two distinct volcanic cycles have been identified from drilling in the Wedge Zone, one of which has only been tested by one drill hole.  There also remain extensive gaps of 600, 200 and 500 metres in the drill coverage in the Wedge Zone, gaps too large for even a “standard” VMS target, let alone an Eskay Creek-sized target.  These gaps in drill coverage and the undertested second volcanic cycle should be tested by diamond drilling.

The Marcasite Gossan lies along a 1,700-metre segment of the Eskay-equivalent contact on the RDN property.  The highest density of Wedge Zone veins, including some with spectacular Au grades, lie immediately upslope from this contact and parallel to it.  Veining also contains elevated levels of the other metals present at Eskay Creek:  Ag, As, Hg, Pb, Zn and Cu.  The area marginal to the Marcasite Gossan remains untested and it is considered that past drilling was oriented too close to the apex of the interpreted exhalative centre.  This segment of the Eskay-equivalent contact should receive additional drill testing for gold-rich massive sulphides.

15.2

Budget

Phase I  (All figures are in Canadian dollars)

Professional Fees and Wages

$    68,000

Equipment Rentals

    20,000

Chemical Analyses

    37,225

Aircraft Charters

    87,000

Expenses

    38,950

Report

    25,000

Diamond Drilling (~3000 metres @$115/metre)

    345,000

Sub-total:

$  621,175

Contingencies (@ 10%)

    62,118

$683,293

Project Supervision

$   66,663

Total:

          $ 749,956

Respectfully submitted,

Henry Awmack, P.Eng.

Vancouver, British Columbia

July 30, 2003

APPENDIX A

REFERENCES

REFERENCES

Anderson, R.G. and D.J. Thorkelson (1990):  Mesozoic Stratigraphy and Setting for some Mineral Deposits in Iskut River Map Area, Northwestern British Columbia, in Current Research, Part E, Geological Survey of Canada Paper 90-1F, p. 131-139.

Anderson, R.G. (1993):  A Mesozoic Stratigraphic and Plutonic Framework for Northwestern Stikinia (Iskut River Area), Northwestern British Columbia, in Mesozoic Paleogeography of the Western United States, Society of Economic Paleontologists and Mineralogists, Pacific Section, v. 91, pp. 477-494.

Awmack, H.J. (1995a):  1994 Geological and Geochemical Report on the RDN 1-6 Mineral Claims; British Columbia Ministry of Energy and Mines Assessment Report #23,734.

Awmack, H.J. (1995b):  1995 Geochemical Report on the RDN 1-10 Mineral Claims; Report submitted for assessment credit to the British Columbia Ministry of Energy and Mines.

Awmack, H.J. (1996):  1996 Geological, Geochemical and Geophysical Report on the RDN 1-10 Mineral Claims; Report submitted for assessment credit to the British Columbia Ministry of Energy and Mines.

Awmack, H.J. (1997):  1997 Geological and Geochemical Report on the RDN 1-10 Mineral Claims; Report submitted for assessment credit to the British Columbia Ministry of Energy and Mines.

Awmack, H.J. and M.E. Baknes (1998): 1998 Geological, Geochemical and Trenching Report on the RDN 1-18 Mineral Claims; Report submitted for assessment credit to the British Columbia Ministry of Energy and Mines.

Awmack, H.J. (1999):  1999 Geological, Geochemical, Geophysical and Diamond Drilling Report on the RDN 1-18 Claims; Report submitted for assessment credit to the British Columbia Ministry of Energy and Mines.

Awmack, H.J. (2000):  2000 Geological, Geochemical and Geophysical Report on the RDN 1-18 Claims; Report submitted for assessment credit to the British Columbia Ministry of Energy and Mines.

Baknes, M.E. (2001):  Interpretation of 2001 Drill Results and Property Potential; Private Rimfire Minerals Corporation Memorandum.

Baknes, M.E. (2003):  Summary and Interpretation of Barrick’s RDN Report; Private Rimfire Minerals Corporation Memorandum.

Barrett, T.J. and R.L. Sherlock (1996):  Geology, Lithogeochemistry and Volcanic Setting of the Eskay Creek Au-Ag-Cu-Zn Deposit, Northwestern British Columbia; Exploration and Mining Geology, pp. 339-368.

Bartsch, R.D. (1992):  Eskay Creek Area, Stratigraphy Update, in Geological Fieldwork 1991; British Columbia Ministry of Energy and Mines Paper 1992-1, p. 517-520.

Bartsch, R.D. (1993a):  A Rhyolite Flow Dome in the Upper Hazelton Group, Eskay Creek Area, in Geological Fieldwork 1992; British Columbia Ministry of Energy and Mines Paper 1993-1, p. 331-334.

Bartsch, R.D. (1993b):  Volcanic Stratigraphy and Lithochemistry of the Lower Jurassic Hazelton Group, Host to the Eskay Creek Precious and Base Metal Volcanogenic Deposit; Unpublished M.Sc. thesis at the University of British Columbia, 178 pp.

Bobyn, M.G. (1990):  Assessment Report on Geological Mapping, Prospecting and Geochemistry of the Arctic/Upper More Claim Group; British Columbia Ministry of Energy and Mines Assessment Report #20,667.

Bobyn, M.G. (1991):  Summary Report on Geological Mapping, Prospecting and Geochemistry of the Arctic/Upper More Claim Group; British Columbia Ministry of Energy and Mines Assessment Report #21,529.

Britton, J.M., B.A. Fletcher and D.J. Alldrick (1989):  Unuk Map Area (104B/7E, 8W, 9W, 10E), in Geological Fieldwork 1988; British Columbia Ministry of Energy and Mines Paper 1989-1, p. 241-250.

Britton, J.M., J.D. Blackwell and T.G. Schroeter (1990):  #21 Zone Deposits, Eskay Creek, Northwestern British Columbia, in Exploration in British Columbia 1989; British Columbia Ministry of Energy and Mines, p. 197-223.

Campbell, I., G. McArthur and J.L. LeBel (1991):  Geological, Geochemical and Geophysical Report on the More 5 and 6 Mineral Claims; British Columbia Ministry of Energy and Mines Assessment Report #22,238.

Childe, F. (1996):  U-Pb Geochronology and Nd and Pb Isotope Characteristics of the au-Ag-Rich Eskay Creek Volcanogenic Massive Sulfide Deposit, British Columbia; Economic Geology, pp. 1209-1224.

Edmunds, F.C., D.L. Kuran and K.A. Rye (1992):  The Geology of the Eskay Creek Property and the #21 Zone Deposits; Abstracts of Technical Presentations; CIMM Field Conference, Kamloops, September 28-29, 1992; in Roth (1992).

DeBock, N. (1989):  Prospecting Report on the RDN 1-4 Mineral Claims; British Columbia Ministry of Energy and Mines Assessment Report #18,411.

Dunn, D.St.C. (1990):  Geological and Geochemical Report on the Bear 1-4 Claims; Report submitted for assessment credit to the British Columbia Ministry of Energy and Mines.

Ettlinger, A.D. (1992):  Hydrothermal Alteration and Brecciation underlying the Eskay Creek Polymetallic Massive Sulphide Deposit, in Geological Fieldwork 1991; British Columbia Ministry of Energy and Mines Paper 1992-1, p. 535-541.

Gale, D.F.G., A.M. Buschman, I.R.Cunningham-Dunlop (2003)  2002 Diamond Drilling Assessment Report on the RDN 1-18 and MOR 1-22 Claims; Report submitted for assessment credit to the British Columbia Ministry of Energy and Mines.

Gale, V.G., A.J.B. Thompson (2001a):  Petrographic Study, Hole RDN01-17: RDN Property, British Columbia; Private report prepared for Rimfire Minerals Corporation.

Gale, V.G., A.J.B. Thompson (2001b):  Petrographic and SEM Study, RDN Property, British Columbia; Private report prepared for Rimfire Minerals Corporation.

Hannington, M.D. (1999):  Submarine Epithermal Deposits and the VMS-Epithermal Transition:  A New Exploration Target; Eskay Creek-Type and Subaqueous Hot-Spring Deposits Workshop Proceedings, Vancouver, November 25, 1999.

Hannington, M.D., K.H. Poulsen, J.F.H. Thompson and R.H. Sillitoe (1999):  Volcanogenic Gold in the Massive Sulphide Environment, in Volcanic-Associated Massive Sulfide Deposits:  Processes and Examples in Modern and Ancient Settings; Reviews in Economic Geology, Volume 8, p. 325-356.

Harris, J.F. (1997):  Petrographic Examination of Rocks from the RDN Property; Private report prepared for Rimfire Minerals Corporation.

Harris, J.F. (1998):  Petrographic Examination of Rock Samples from the RDN Property; Private report prepared for Rimfire Minerals Corporation.

Harris, J.F. (1999):  Petrographic Examination of a Rock Sample from Project MC98-03; Private report prepared for Rimfire Minerals Corporation.

Lewis, P.D (1992):  Structural Geology of the Prout Plateau Region, Iskut River Map Area, British Columbia, in Geological Fieldwork 1991; British Columbia Ministry of Energy and Mines Paper 1992-1, p. 521-527.

Logan, J.M., J.R. Drobe and D.C. Elsby (1992a):  Geology of the More Creek Area, Northwestern British Columbia (104G/2), in Geological Fieldwork 1991; British Columbia Ministry of Energy and Mines Paper 1991-1, p. 161-178.

Logan, J.M., J.R. Drobe and D.C. Elsby (1992b):  Geology, Geochemistry and Mineral Occurrences of the More Creek Area, Northwestern British Columbia; British Columbia Ministry of Energy and Mines Open File 1992-5, map at 1:50,000 scale.

Logan, J.M., V.M. Koyanagi and J.R. Drobe (1990a):  Geology and Mineral Occurrences of the Forrest Kerr - Iskut River Area, Northwestern British Columbia; British Columbia Ministry of Energy and Mines Open File 1990-2, map at 1:50,000 scale.

Logan, J.M., V.M. Koyanagi and J.R. Drobe (1990b):  Geology of the Forrest Kerr Creek Area, Northwestern British Columbia, in Geological Fieldwork 1989; British Columbia Ministry of Energy and Mines Paper 1990-1, p. 127-139.

Logan, J.M., J.R. Drobe, V.M. Koyanagi and D.C. Elsby (1997):  Geology of the Forrest Kerr - Mess Creek Area, Northwestern British Columbia; British Columbia Ministry of Energy and Mines Geoscience Map 1997-3, map at 1:100,000 scale.

MacDonald, A.J., P.D. Lewis, J.F.H. Thompson, G. Nadaraju, R.D. Bartsch, D.J. Bridge, D.A. Rhys, T. Roth, A. Kaip, C.I. Godwin and A.J. Sinclair (1996):  Metallogeny of an Early to Middle Jurassic Arc, Iskut River Area, Northwestern British Columbia; Economic Geology, p. 1098-1114.

Malensek, G.A., N. Baker and G. Cavey (1990):  Assessment Report on the Forgold Project; British Columbia Ministry of Energy and Mines Assessment Report #20,722.

Pezzot, E.T. (1996):  Geophysical Report on a Magnetometer and VLF-EM Survey on the RDN 1-10 Claims in Awmack (1996).

Power, M.A. (1999):  Total Magnetic Field and VLF-EM Surveys at the RDN Property, Liard Mining Division; Report submitted for assessment credit to the British Columbia Ministry of Energy and Mines.

Raudsepp, M., E. Pani (1999):  SEM/EDS Analysis of Grains of Orange-red Mineral from Core Sample “RDN99-06; 76.7M”; Private report prepared for Rimfire Minerals Corporation.

Read, P.B., R.L. Brown, J.F. Psutcka, J.M. Moore, M. Journeay, L.S. Lane and M.J. Orchard (1989):  Geology of parts of Snippaker Creek (104B/10), Forrest Kerr Creek (104B/15), Bob Quinn Lake (104B/16), Iskut River (104G/1) and More Creek (104G/2); Geological Survey of Canada Open File 2094, 2 maps at 1:50,000 scale.

Rogers  (2002):  The Eskay Creek Gold and Silver Mine: Reserve Opportunities and Exploration Success Created from Metallurgical Diversity in a Complex Mineralized System in Northwestern British Columbia;  Abstract from presentation at 2002 Canadian Institute of Mining, Metallurgy and Petroleum Conference, Vancouver, British Columbia, Canada, April 28 to May 1, 2002.

Roth, T. (1993a):  Surface Geology of the 21A Zone, Eskay Creek, British Columbia, in Geological Fieldwork 1992; British Columbia Ministry of Energy and Mines Paper 1993-1, pp. 325-330.

Roth, T. (1993b):  Geology, Alteration and Mineralization in the 21A Zone, Eskay Creek, Northwestern British Columbia; Unpublished M.Sc. thesis at the University of British Columbia, 230 pp.

Roth, T. and C.I. Godwin (1992):  Preliminary Geology of the 21A Zone, Eskay Creek, British Columbia, in Geological Fieldwork 1991; British Columbia Ministry of Energy and Mines Paper 1992-1, p. 529-533.

Roth, T., J.F.H. Thompson and T.J. Barrett (1999):  The Precious Metal-Rich Eskay Creek Deposit, Northwestern British Columbia, in Volcanic-Associated Massive Sulfide Deposits:  Processes and Examples in Modern and Ancient Settings; Reviews in Economic Geology, Volume 8, p. 357-373.

Rye, K.A., F.C. Edmunds and D.L. Kuran (1993):  Geology of the Eskay Creek 21 Zone Deposits; Abstract from 1992 Spotlight Session, Cordilleran Roundup, Vancouver, British Columbia.

Savell, M. (1990a):  Geochemical Report on the RDN 1 to 4 Mineral Claims; British Columbia Ministry of Energy and Mines Assessment Report #19,646.

Savell, M. (1990b):  Geological, Geochemical, Geophysical & Diamond Drilling Report on the RDN and GOZ Mineral Claims; British Columbia Ministry of Energy and Mines Assessment Report #20,769.

Savell, M. (1991):  Airborne Geophysical Report on the RDN, GOZ and DPR Mineral Claims; Report submitted for assessment credit to the British Columbia Ministry of Energy and Mines.

Savell, M. (1992):  Geochemical Report on the DPR-5, DPR-11, DPR-12, DPR-14 and DPR-15 Mineral Claims; British Columbia Ministry of Energy and Mines Assessment Report #22,607.

Savell, M. and E. Grill (1991):  Geological, Geochemical, Geophysical and Diamond Drilling Report on the RDN, GOZ and DPR Mineral Claims; Report submitted for assessment credit to the British Columbia Ministry of Energy and Mines.

Savell, M. and T. Wong (1991):  Geological, Geochemical and Geophysical Report on the More 1-8 Mineral Claims; Private report prepared for Noranda Exploration Co. Ltd., in Campbell et al (1991).

Souther, J.G. (1972):  Telegraph Creek Map Area, British Columbia; Geological Survey of Canada Paper 71-44.

Thompson, M. and R.J. Howarth (1976):  Duplicate Analysis in Geochemical Practice; Analyst, p. 690-709.

Thompson, M. and R.J. Howarth (1978):  A New Approach to the Estimation of Analytical Precision; Journal of Geochemical Exploration, p. 23-30.

Wright, J.L. (2000):  RDN Property UTEM Electromagnetic Survey; Attached as Appendix F in Awmack 2000.

APPENDIX B

QUALITY CONTROL / QUALITY ASSURANCE

QUALITY CONTROL / QUALITY ASSURANCE

I.

Chain of Custody:

All samples were packed in rice sacks and sealed with uniquely-numbered non-resealable security straps.  All rice sacks were stored in camp until demobilization when they were delivered to the Smithers freight depot of Bandstra Transportation for shipping to Chemex Labs Ltd. in North Vancouver.  Chemex Labs reported that all bags were received in good condition, with all security straps intact, and with no evidence of tampering.

II.

Blanks:

Blanks are samples which are known to be barren of mineralization, and are inserted into the sample stream to determine whether contamination has occurred after sample collection.

a)

Soil Samples:

Four soil blanks were inserted into the sample sequence (approximately every 40th sample) and submitted for analysis.  The blanks were prepared in Vancouver and analyzed by Chemex Labs Ltd. of North Vancouver in April 2000, with ten analyses giving a reproducible set of values.  The following table compares the RDN blank soil samples to the accepted values returned from pre-field analysis:

Sample	Au	Ag	As	Cu	Hg	Mo	Pb	Sb	Zn
	(ppb)	(ppm)	(ppm)	(ppm)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)
Pre-field blanks:
Mean+2Std.Dev.	<5	0.02	2.1	20.0	23	0.2	2	0.30	37.2
Mean-2Std.Dev.	<5	0.02	1.4	16.9	3	0.2	2	0.04	31.2
2000 RDN blanks:
00MHSL-33B	<5	<0.2	<2	16	20	<1	2	<2	34
00MHSL-78B	<5	<0.2	<2	17	10	<1	2	<2	34
00PKSL-34B	5	<0.2	2	17	<10	1	2	<2	34
00PKSL-69B	<5	<0.2	<2	16	<10	<1	<2	<2	34

With the trivial exceptions of Cu and Mo, all RDN blanks are within the analytical range determined by pre-field analysis.  This indicates that there was no significant contamination of the RDN blanks submitted for analysis, and, by extension, the remainder of the soil samples.

b)

Rock Samples:

One blank rock was inserted into the sample sequence (approximately every 20th sample) and submitted for analysis.  The blank was collected from barren granodiorite located in float at the camp site.  This blank returned low values, indicating that there was no significant contamination of the 2000 rock samples.

Sample	Au	Ag	As	Cu	Hg	Mo	Pb	Sb	Zn
	(ppb)	(ppm)	(ppm)	(ppm)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)
51059	<5	0.2	2	90	<10	7	<2	<2	66

III.

Field and Lab Duplicate Analysis (Soils):

Lab duplicates are analyses of two portions of a prepared sample, while field duplicates are two separate analyses of separate samples collected from the same field location.  They are used to measure the reproducibility of laboratory analyses and sampling (which includes both laboratory and sample variation, respectively.  Eleven sets of field duplicate soil samples were collected (approximately every 20th sample location) and submitted for analysis.  Thompson and Howarth (1976, 1978) demonstrated that the analytical precision of a dataset can be estimated by duplicate analyses.  They established a graphical representation of the precision that is effective for datasets of 10 to 50 samples.

Graph : Graph illustrating Thompson and Howarth estimation of analytical precision, method two.  The data points represent duplicate pairs, the solid line represents the 90th percentile of the population, and the dashed line the 99th percentile of the population (n=11 duplicate pairs).  In this instance, the precision was set at 20%, and at this level within the given dataset, 1 sample falls above the 90th percentile line.  From the binomial probability it can be read that at 20% precision, the probability of 1 sample falling above the 90th percentile is 68.6%.

Inspection of graphs used to estimate analytical precision of the field duplicates indicates that for most elements (including Au, Ag, As, Cu, Mo, Sb and Zn), all duplicate samples plot below the 90th percentile line, indicating excellent correlation between duplicates.  In most of the remaining cases (including Hg and Pb), a single duplicate pair plots above this line; the computed probability of this occurring is acceptably high (68.6%).  The graphs for Mn and P each show two duplicate samples plotted above the 99th percentile line, with a very low computed probability (0.5%), indicating variability much higher than the 20% precision.  Since these elements are of no immediate interest, the high variability indicated for them will have no practical impact in interpretation of soil geochemistry.

IV.

Conclusions

1.

There was no tampering with the samples between collection and laboratory.

2.

There was no contamination of samples in laboratory preparation and analysis.

3.

The soil geochemistry is reproducible with acceptable precision for all elements of interest.

APPENDIX C

ENGINEER'S CERTIFICATE

ENGINEER'S CERTIFICATE

Henry J. Awmack, P.Eng.

700-700 West Pender Street

Vancouver, B.C. V6C 1G2

604-688-9806

I, Henry Awmack P.Eng., am a Professional Engineer residing at 1735 Larch Street, Vancouver, British Columbia, Canada.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia.

I graduated from the University of British Columbia with a Bachelor of Applied Science (Honours) degree in geological engineering (Mineral Exploration Option) in 1982, and I have practiced my profession continuously since 1982.

Since 1982 I have been involved in mineral exploration for gold, silver, copper, lead, zinc, cobalt, nickel and tin in Canada, Costa Rica, Panama, Chile, Argentina, Brazil, Peru, Ecuador, Venezuela, Nicaragua, Bolivia, Mexico, Indonesia, China and Egypt.  I have worked on a number of volcanic-hosted massive sulphide projects in British Columbia.  As a result of my experience and qualification I am a Qualified Person as defined in N.P. 43-101.

I am a Consulting Geological Engineer and principal of Equity Engineering Ltd, a geological consulting and contracting firm and have been so since February 1987.

I examined directed exploration programs on the RDN property from 1994 to 1996 for Pathfinder Resources Ltd., from 1997 to 1999 for Rimfire Minerals Ltd., and in July 2000 for Newmont Exploration of Canada Limited.  During these programs, I examined and sampled essentially all known showings, logged much of the 1999 core and prepared reports detailing results of the 1996 through 2000 exploration programs.

This report was written on July 14, 2003, during the initial stages of the 2003 exploration program.  At the time of writing, no material information has resulted from the ongoing program, no assays have been received, and no diamond drilling has been initiated.  Information is current to June 15, 2003 and I am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in this report, the omission to disclose which would make this report misleading.

As a director of Rimfire Minerals Corporation, I am not independent of Rimfire Minerals Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101, Form 43-101FI and this report has been prepared in compliance with NI 43-101 and Form 43-101FI.

Dated at Vancouver, British Columbia, this 30th day of July 2003.

“Henry J. Awmack”

Henry J. Awmack, P.Eng.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION

(Registrant)

By:         “David A. Caulfield”

David A. Caulfield, President

Date

August 20, 2003